UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Mark One)
Amendment No. 1 to
FORM 10-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission File Number: 000-26777

China Yida Holding, Co.
 (Exact name of as specified in its charter)

Delaware	50-0027826
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
28/F Yifa Building No. 111 Wusi Road Fuzhou, Fujian, P. R. China,	350003
(Address of principal executive offices)	(Zip Code)

+86 (591) 2830 8999

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 par value per share	NASDAQ Capital Market

Securities registered under Section 12(g) of the Act

Not Applicable

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

  Yes ☐                                        No  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

  Yes ☐                                        No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                                        No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐                                        No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§232.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐                                        No  ☒

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant, as of June 30, 2010, the last business day of the registrant’s most recently completed second fiscal quarter, based on the closing price of the common stock on NASDAQ Capital Market exchange on such date was $120,670,242.

The number of shares outstanding of the registrant’s common stock as of March 15, 2011 was 19,551,785 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated

None	None

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FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

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STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, some of the statements in this Report contain forward-looking statements that involve risks and uncertainties. These statements are found in the sections entitled "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Risk Factors." They include statements concerning: our business strategy; expectations of market and customer response; liquidity and capital expenditures; future sources of revenues; expansion of our product lines; addition of new product lines; and trends in industry activity generally. In some cases, you can identify forward-looking statements by words such as "may," "will," "should," "expect," "plan," "could," "anticipate," "intend," "believe," "estimate," "predict," "potential," "goal," or "continue" or similar terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the risks outlined under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. For example, assumptions that could cause actual results to vary materially from future results include, but are not limited to: our ability to successfully develop and market our products to customers; our ability to generate customer demand for our products in our target markets; the development of our target markets and market opportunities; our ability to produce and deliver suitable products at competitive cost; market pricing for our products and for competing products; the extent of increasing competition; technological developments in our target markets and the development of alternate, competing technologies in them; and sales of shares by existing shareholders. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

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PART I

ITEM 1.   BUSINESS

Corporate Overview

We, together with our subsidiaries, operate as a diversified entertainment company in the People’s Republic of China, headquartered in Fuzhou, Fujian, China. Our business consists of two segments, advertisement and tourism.  Our advertisement segment includes the operation and management of a domestic television channel and outdoor on-train programming. This segment manages the content and re-sells airtime to advertisers and agencies for the television channel, and produces the content for outdoor on-train programming. Our tourism segment develops, operates, manages and markets domestic tourist destinations, including natural, cultural, and historical tourist destinations and theme parks. This segment also creates / designs and constructs new tourist concepts, attractions and properties for our tourist destinations.

Our advertisement segment currently operates and manages the Fujian Education Television Channel (“FETV”), a province wide television channel in Fujian, and the “Journey through China on the Train” programming (or the “Railway Media”) on China’s high-speed railway networks.

Our tourism segment currently has three destinations that are open to the public. They are (i) the Great Golden Lake tourist destination (the “Great Golden Lake”, titled with Global Geopark and the part of China Danxia – a World Natural Heritage Site granted by the United Nations Educational, Scientific and Cultural Organization (“UNESCO”)) in Taining County, Fujian, (ii) Yunding Recreational Park (a large-scale recreational park, or the “Yunding Park”) in Yongtai County, Fujian, and (iii) Hua’An Tulou cluster (or the “Earth Buildings” or the “Tulou”, part of Fujian Tulou – a World Cultural Heritage Site granted by UNESCO) in Hua’An County, Fujian.

We also currently have three other destinations that are under the construction. These include, (i) Ming Dynasty Entertainment World (“Ming Dynasty Entertainment World”), a theme park style destination located in Bengbu, Anhui, (ii) the China Yang-sheng (Nourishing Life) Paradise (“Yang-sheng Paradise”), a theme park style destination featuring a rare salt water hot spring located in Zhangshu, Jiangxi, and (iii) the City of Caves (“City of Caves”), an underground natural attraction located in Xinyu, Jiangxi.

To operate our business in China, we need to enter into cooperation agreements with certain China government agencies / branches or government-owned-entities. In 2010, through our various wholly owned subsidiaries in China, we entered into four cooperation agreements. They are (i) an agreement with the Anhui Province Bengbu Municipal Government to obtain land-use-rights and develop, operate and manage Ming Dynasty Entertainment World, (ii) an agreement with Jiangxi Province Zhangshu Municipal Government to obtain land-use-rights and develop, operate and manage Yang-sheng Paradise, (iii) an agreement with Jiangxi Province People’s Government of Fenyi County to develop, operate and manage City of Caves, and (iv) an exclusive management rights agreement with Fujian Education Media Limited Company, a wholly state-owned entity by Fujian Education Television Station, for the operation of FETV with three years exclusive management rights for the operation of FETV with an option to renew for two additional years.

Our Corporate History and Structure

China Yida Holding Co. was organized as a Delaware Corporation in June 4, 1999, formerly known as Apta Holdings, Inc. (“Apta”).  Keenway Limited was incorporated under the laws of the Cayman Islands on May 9, 2007 for the purpose of functioning as an off-shore holding company to obtain ownership interests in Hong Kong Yi Tat International Investment Co., Ltd (“Hong Kong Yi Tat”), a company incorporated under the laws of Hong Kong.  Immediately prior to the Merger (defined below), Mr. Chen Minhua and his wife, Ms. Fan Yanling, were the majority shareholders of Keenway Limited.

On November 19, 2007, we entered into a share exchange and stock purchase agreement with Keenway Limited, Hong Kong Yi Tat, and the then shareholders of Keenway Limited, including Chen Minhua, Fan Yanling, Zhang Xinchen, Extra Profit International Limited, and Lucky Glory International Limited (collectively, the “Keenway Limited Shareholders”), pursuant to which in exchange for all of their shares of Keenway Limited common stock, the Keenway Limited Shareholders received 90,903,246 newly issued shares of our common stock and 3,641,796 shares of our common stock which were transferred from some of our then existing shareholders (the “Merger”). As a result of the closing of the Merger, the Keenway Limited Shareholders owned approximately 94.5% of our then issued and outstanding shares on a fully diluted basis and Keenway Limited became our wholly owned subsidiary.

Hong Kong Yi Tat was incorporated as the holding company of our operating entities, (i) Fujian Jintai Tourism Development, Co, Ltd. (“Fujian Jintai Tourism”), (ii) Yida (Fujian) Tourism Group., Ltd. (formerly known as, Fujian Yunding Tourism Industrial Co., Ltd.) (“Fujian Yida”), (iii) Fujian Jiaoguang Media, Co., Ltd. (“Fujian Jiaoguang”), and (iv) Fujian Yida Tulou Tourism Development Co. Ltd (“Tulou”).  Hong Kong Yi Tat does not have any other operations.

Hong Kong Yi Tat, a company incorporated laws of Hong Kong, established its crucial operating PRC subsidiary, Fujian Jintai Tourism in October 2001. At the time when Fujian Jintai Tourism was incorporated, a number of governmental tax incentives would be only applicable to foreign investment enterprises, such as the tax reduction for the foreign investment enterprise located in economic development zone. Under the PRC income tax laws effective prior to January 1, 2008, domestic companies typically were subject to an enterprise income tax rate of 33%, while foreign invested manufacturing enterprises with operation terms of 10 or more years might enjoy preferential tax treatment of “two-year tax exemption and three-year tax reduction of 50%,” subject to the approval of relevant tax authority.  For these reasons, Fujian Jintai  Tourism was reorganized to be a subsidiary of a foreign parent company (in this case, a Hong Kong Company) to take advantage of the tax treatment.

Moreover, the other reason to use a Cayman Islands company  is to facilitate the share transfer with a U.S. public entity at the later date. Transferring equity at both the Hong Kong level or at the PRC level will require complicated governmental filings and/or approval procedures to effect the transfer, as well as tax filings and payment of fees or taxes. Transferring equity of a Cayman Islands company, on the other hand, is subject to a relatively simple governmental procedure for completion of the transfer and generally is free from any taxes under the laws of Cayman Islands.  Accordingly, we decided to use the Cayman Islands company as the parent of the Hong Kong company which in turned owned the PRC operating entity.

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Fujian Jintai Tourism

Fujian Jintai Tourism was formed on October 29, 2001.  Its primary business is tourism at the Great Golden Lake.  The Company also offers bamboo rafting, parking lot service, photography services and ethnic cultural communications.

Fujian Jintai Tourism has one wholly owned subsidiary, Fuzhou Hongda Commercial Services Co., Ltd, (“Hongda”).  Hongda currently does not have any operations.  On March 15, 2010, Hongda entered into an equity transfer agreement with Fujian Yida, pursuant to which Fujian Yida acquired 100% of the issued and outstanding shares of Fuzhou Fuyu Advertising Co., Ltd. (“Fuyu”) from Hongda at the aggregate purchase price of RMB 3,000,000.  As a result, Fujian Yida became the 100% holding company of Fuyu.  Fuyu is engaged in the mass media segment of our business.  Its primary business is focused on advertising, including media publishing, television, cultural and artistic communication activities, and performance operation and management activities.

Fujian Jintai Tourism also owned 100% of the ownership interest in Fujian Yintai Tourism Co., Ltd. (“Yintai”). On March 15, 2010 Fujian Jintai Tourism entered into an equity transfer agreement with Fujian Yida, pursuant to which Fujian Yida acquired 100% of the issued and outstanding common stock of Yintai from Fujian Jintai Tourism at the aggregate purchase price of RMB 5,000,000. As a result, Yintai became a wholly owned subsidiary of Fujian Yida. Yintai was deregistered on November 18, 2010.

Fujian Yida

Fujian Yida’s primary business relates to the operation of our Yunding Park tourism destination and all of our newly engaged tourism destinations, and the management of our media business.

On March 16, 2010, Fujian Yida formed a wholly-owned subsidiary, Yongtai Yunding Resort Management Co., Ltd. (“Yunding Resort Management”) with its official address at No. 68 Xianfu Road, Zhangcheng Town, Yongtai County, China.  Yunding Resort Management has currently no material business operations.  Yunding Park was grand open on Sept. 28, 2010 , We plan to develop Yunding Resort Management into a business entity primarily focusing on the management services of Yunding Park when the second phase development of Yunding Park is completed.

On April 12, 2010, our operating subsidiary Fujian Yida, which was called “Fujian Yunding Tourism Industrial Co., Ltd” changed its name to “Yida (Fujian) Tourism Group Limited”.  This was to reflect its new role of expanding our business in operations of domestic tourism destinations in China by acquiring new tourism destinations.

On April 15, 2010, Fujian Yida entered into agreement with Anhui Xingguang Group to set up a joint venture – Anhui Yida Tourism Development Co. Ltd (“Anhui Yida”) by investing 60% of the equity interest.  Anhui Xingguang Group owns 40% of the equity interest of Anhui Yida.  The primary business of Anhui Yida focuses on developing the Ming Dynasty Entertainment World.

On July 6, 2010, Fujian Yida formed a wholly-owned subsidiary, Jiangxi Zhangshu (Yida) Tourism Development Co ., Ltd. (“Jiangxi Zhangshu ”), in Zhangshu City, Jiangxi Province to develop the Yang-sheng Paradise.

On July 7, 2010, Fujian Yida formed a wholly-owned subsidiary, Jiangxi Fenyi (Yida) Tourism Development Co ., Ltd.  (“Jiangxi Fenyi ”), in Xinyu City, Jiangxi Province to develop the City of Caves.

Fujian Jiaoguang

Fujian Jiaoguang and our contractual relationship met the requirements of the Accounting Standard Codification ("ASC") 810, to consolidate Jiaoguang’s financial statements as a Variable Interest Entity. Fujian Jiaoguang has no material business operations.

Tulou

Tulou is 100% owned by Hong Kong Yi Tat.  Tulou’s primary business relates to the operation of Tulou, one of our tourism destinations.

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 The following chart depicts our current corporate structure:

China Yida Holding Co., a Delaware corporation (CNYD)
100%
Keenway Limited, a Cayman Islands company
100%
Hong Kong Yi Tat International Limited, a Hong Kong company
Off Shore
On Shore
100%
Contractual Agreement
100%
100%
Fujian Jiaoguang Media Co. (VIE)
Fujian Yida Tulou Tourism Developments Co., Ltd
Fujian Jintai Tourism Developments Co., Ltd ("WFOE")
Yida (Fujian) Tourism Group Limited
100%
100%
100%
100%
100%
60%
98%
Fuzhou Fuyu Advertising Co., Ltd
Jiangxi Fenyi (Yida) Tourism Development Co., Ltd
Yongtai Yunding Resort Management Co.
Anhui Yida Tourism Development Co., Ltd
Fuzhou Hongda Commercial Services, Ltd
2%
Jiangxi Zhangshu (Yida) Tourism Development Co., Ltd
Fujian Yida Travel Service Co., Ltd.

* Each of Fujian Jiaoguang and Yunding Resort Management currently has no material business operations.

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Our Wholly Foreign Owned Enterprises

We have three Wholly Foreign Owned Enterprises. Fujian Jintai Tourism Development Co., Ltd., Fujian Yida Tulou Tourism Co., Ltd. and Yida (Fujian) Tourism Group, Ltd. are each of our three wholly foreign owned enterprises. A copy of each entities business license along with an English translation is attached hereto as exhibits.

Our Variable Interest Entity Agreements

We do not have a direct ownership interest in Fujian Jiaoguang.   We do not derive any revenues from Fujian Jiaoguang. On December 30, 2004, Jiaoguang and its shareholders entered into a set of contractual arrangements with us which governs the relationships between Fijian Jiaoguang and the Company. The Contractual Arrangements are comprised of a series of agreements, including a Consulting Agreement and an Operating Agreement, through which we have the right to advise, consult, manage and operate Fujian Jiaoguang, and collect and own all of Fujian Jiaoguang’s respective net profits. Additionally, under a Proxy and Voting Agreement and a Voting Trust and Escrow Agreement, the shareholders of Fujian Jiaoguang have vested their voting control over Fujian Jiaoguang to the Company. In order to further reinforce the Company’s rights to control and operate Fujian Jiaoguang, Fujian Jiaoguang and its shareholders have granted us, under an Option Agreement, the exclusive right and option to acquire all of their equity interests in the Fujian Jiaoguang or, alternatively, all of the assets of Fujian Jiaoguang.  Further, the shareholders of Fujian Jiaoguang have pledged all of their rights, titles and interests in Fujian Jiaoguang to us under an Equity Pledge Agreement. We effectuated this organizational structure due to China’s limitations on foreign investments and ownership in Chinese domestic businesses.  Generally, the Chinese law prohibits foreign entities from directly owning certain types of businesses, such as the media industry.

The shareholders of Fujian Jiaoguang are also our principal shareholders, Chairman Chen Minhua and Fan Yanling.

We have obtained an opinion from Allbright Law Office, our Chinese legal counsel, that this structure is legal and valid and that the U.S. holding corporation can obtain the same benefits and risks with this contractual structure as it would with a direct equity ownership. There is, however, a risk with this contractual structure that the contracting party breaches its contract with us. If Fujian Jiaoguang fails to perform its obligations under the contractual arrangements, we are required to enforce our rights through arbitration before the China International Economic and Trade Arbitration Commission (CIETAC). To initiate a proceeding under the CIETAC we must first prepare and submit an arbitration request for approval and acceptance. Once accepted, CIETAC will form an arbitration tribunal to hear the matter, set a hearing date and notify the parties of the proceeding. The parties would be contractually bound by the decision of the tribunal. While we do feel the possibility is remote, in the event such decision is unfavorable, we may effectively lose control over Fujian Jiaoguang, which would materially affect our business, financial condition and results of operations.

Additionally, the pledge agreement that entered into on December 30, 2004 is enforceable under the PRC law although it was not registered with local government agency. The PRC Property Law went effective on October 1, 2007. At the time of the execution of the pledge agreement, no registration with local administration for industry and commerce was required for the effectiveness and enforcement of pledge agreement. The PRC Property Law does not have retrospective effect and nor does it require the registration of an executed pledge agreement before the effectiveness of the PRC Property Law. The pledge agreement was effective upon execution and, therefore enforceable under the PRC laws.

Although Fujian Jiaoguang is still contractually obligated to us pursuant to the agreements, it no longer is an operating entity. All the assets and revenue of Fujian Jiaoguang have been transferred to Fuyu, our wholly owned subsidiary , on July 31, 2011 pursuant to an agreement by and among Fujian Jiaoguang, Fuyu and Fujian Xinhengji Advitisement Co., Ltd . This transfer of assets has been completed in compliance with PRC laws and was done so that we no longer had to rely on the contractual arrangements of our variable interest entities. We believe that this is a more efficient and less risky corporate structure.

Our Products, Services and Customers

Advertisement

FETV

FETV, owned by the Fujian Education TV Station, is a provincial comprehensive entertainment television channel ranked #4 out of a total 11 television channels in Fujian province (Source: ACNielsen 2008 Survey). FETV covers approximately 92% of the broadcasting area for the FETV television signal throughout Fujian province. Fujian province is located in southeastern China and has a population of over 35 million. Pursuant to the Fujian government (http://www.fujian.gov.cn/bmdd/shsh/rmsh/), it is relatively common for families living in Fujian province, including in rural areas, to own at least 1 television set.

On August 1, 2010, Fuyu, our wholly-owned subsidiary,  entered into a Fujian Education Television Channel Project Management Agreement (the “Agreement”), with Fujian Education Media Limited Company, a wholly state-owned company organized by the Fujian Education TV Station under the laws of the People’s Republic of China (“Fuijan Education Media”), pursuant to which, Fujian Education Media granted to us five years of exclusive management rights for the FETV channel from August 1, 2010 to July 31, 2015 (the “Term”), with the first three years of the Term, from August 1, 2010 to July 31, 2013, as phase I (the “Phase I”) and the remaining two years of the Term, from August 1, 2013 to July 31, 2015, the phase II (the “Phase II”). At the end of Phase I, we and Fujian Education Media shall conduct full performance review of our cooperation under the Agreement. If we and Fujian Education mutually agree that there is no event of violation or breach of contract, the Agreement shall be extended to Phase II. Additionally, Fujian Education Media will also review our operations and make an assessment as to whether it would be profitable for them to continue the arrangement. If they determine that the future operations will not be successful, they can terminate the Agreement and not move forward with Phase II. There is no assurance that the Agreement will be extended to Phase II. During the Phase I Period and Phase II Phase, we shall pay annual payment of RMB 12,000,000 to Fujian Education TV Station for the first year and shall be increased by 20% per year for each of subsequent years during two phases.

Under the management contract, we obtained the full rights to provide programming and content and content management services and to re-sell all advertising airtime of FETV.  We have leveraged the FETV assets to produce high quality TV programming focused on tourism, successfully promoting our own tourist attractions branding the FETV station around the tourism theme and creating a network of potential partners for our tourism business, including hotels, travel agents, and entertainment resorts.

Fuyu mainly engages in the business of advertisement through television channels. Our advertisement business, however, is not restricted or prohibited by Guideline Catalogue for Foreign Investors. According to Administration Rules of Foreign Invested Advertisement Enterprise, foreign investors are allowed to invest in the business of advertisements. We decided to shift our contractual agreement with FETV from Jiaoguang Media to Fuyu since we believe that the wholly-owned, direct subsidiary relationship would provide our shareholders with additional comfort because the income is generated by our direct subsidiary. We are able to structure the transaction in this manner because neither Circular 75 nor Circular 10 covers the issue regarding the daily business operation of Fuyu because Fuyu has obtained business license from the SAIC and is able to conduct its business according to its business license .

According to Administrative Measures for the Broadcasting of Radio and TV Advertisements issued by State Administration of Radio, Film and Television on September 8, 2009, the length of time for broadcasting commercial advertisements within one hour for each program of a broadcasting institution shall be no more than 12 minutes, of which total length of time for broadcasting commercial advertisements shall be no more than 18 minutes per hour between 19:00 and 21:00.

FETV is broadcasting 24 hours per day. The maximum advertising minutes is about 20% of daily broadcasting hours. We do not devote any advertising minutes to our own tourist attractions and only introduce our tourist attractions within the TV program. In 2009 and 2010, the maximum amount of advertisements on FETV is about 4.8 hours per day. We sold an aggregate of 770 hours of advertising in 2009 and 790 hours in 2010. We do not have any advertising customers accounted for more than 10% of our revenues.

Railway Media

In February 2009, our wholly owned subsidiary, Fuzhou Fuyu Advertising Co., Ltd., entered into a six-year exclusive agreement with China’s Railway Media Center to create “Journey through China on the Train” infomercial programs, pursuant to which we will produce 20 minute monthly episodes focused on tourist destinations around China and travel ideas and tips with product placement advertisements. The infomercial programs will be broadcast on seven railway lines into Tibet, all high speed motor trains in China with TV panels made available by Ministry of Railways of P. R. China and cable TV channels covering 18 railway bureaus. We will pay an annual fee of approximately $46,154 or RMB 300,000 to Railway Media Center for the first three years and approximately $53,846 or RMB 350,000 for the second three years. We will generate revenue from selling product placement advertisements. At the end of 2010, “Journey through China on the Train” was shown on approximately 136 railroad lines.

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Tourism

The Great Golden Lake

The Great Golden Lake is located in Taining County, surrounding Sanming, Nanping of Fujian Province and Nanchang of Jiangxi Province. This tourist attraction covers more than approximately 230 square kilometers, including five main scenic areas: (1) the Golden Lake; (2) Shangqing River; (3) Zhuangyuan Rock; (4) Luohan Mountain; and (5) Taining Old Town.

We charge our visitors to visit our parks and to experience the natural amusements located at the Great Golden Lake. The following is a list of the typical fees we charge our visitors: (i) entrance to the Great Golden Lake is $12.50 per person (RMB 80); (ii) Shangqing River is $__ per person (RMB 95); (iii) Zhuangyuan Rock is $6.25 per person (RMB 40); (iv) Luohan Mountain is $6.25 per person (RMB 40); Dadi Tulou cluster is $14.07 per person (RMB 90); Shangping Tulou cluster is $9.38 per person (RMB 60); and Yunding Park is $18.76 per person (RMB 120). We offer a group discount of between 20 to 60% depending on the group size and time of year/week visiting the park.

In 2001, we entered into a tourism management revenue sharing agreement with Taining government, to operate and to manage the Great Golden Lake destination from 2001 through 2032. We initially invested approximately $30 million to improve the infrastructure, and through a well-designed marketing campaign, we have succeeded in increasing the number of the visitors from approximately 30,000 in 2001 to approximately 470,000 in 2010. Currently most visitors to the Great Golden Lake are from Fujian, Shanghai, Guangdong and Jiangxi. With easier transportation and increased marketing, we expect that the Great Golden Lake should be able to attract more visitors from other provinces of China and even foreign countries. Our revenue from the operations of the Great Golden Lake is generated from entrance ticket fees. The Great Golden Lake as recognized as the Global Geopark and part of China Danxia – the World Natural Heritage Site grant by UNESCO in 2005 and 2010, respectively.

Pursuant to the tourism management revenue sharing agreement with the Taining government, we agreed to share the revenue over the course of the agreement as follows: (i) from 2001 to 2006 we will receive 92% of the revenue and the Taining government will receive 8% of the revenue; (ii) from 2006 to 2012 we will receive 90% of the revenue and the Taining government will receive 10% of the revenue; (iii) from 2012 to 2016 we will receive 88% of the revenue and the Taining government will receive 12% of the revenue; (iv) from 2016 to 2022 we will receive 86% of the revenue and the Taining government will receive 14% of the revenue; (v) from 2022 to 2026 we will receive 84% of the revenue and the Taining government will receive 16% of the revenue; and (vi) from 2026 to 2032 we will receive 82% of the revenue and the Taining government will receive 18% of the revenue .

Yunding Park

On November 27, 2008, we entered into the Tourist Destination Cooperative Development Agreement with the Yongtai County People’s Government in Fuzhou, China which is effective until 2048. Pursuant to the agreement, we obtained the exclusive right and special authorization to develop the Yunding Park located at Yongtai Beixi and Jiezhukou Lake for forty (40) years from 2008. The Yunding Park is approximately 50 kilometer from Fuzhou, the capital city of Fujian. We are obligated to construct, operate and manage two tourist destinations, subject to specific terms and conditions negotiated between us and the Yongtain government. We have the exclusive right to develop both Yongtai Beixi and Jiezhukou Lake and the government is prohibited from granting the right of development, operation and management to any third party during the existence of our agreement. We plan to invest total of approximately $70 million to build the tourism, transportation and entertainment facilities.  As of December 31, 2010, we have invested approximately $65 million.  And we expect to generate revenue from entrance fees, cable cars and other entertainment activities. In September 2010, we timely announced the grand opening of our Yunding Park to the public.  Fujian Yida is currently responsible for the development and operations of Yuding Park. We are still in construction of the second phase of Yunding Park. Once the second phase development is completed, Yunding Resort Management will be responsible for the management services of Yunding Park.

Under the contractual arrangements with respect to Yunding Park, Hong Kong Yi Tat shall be entitled to: (1) the ticket sales revenue with RMB 5 million deducted in the first ten years; (2) the earnings excluding 5% of the actual ticket sales during that time in the second ten years; (3) the earnings excluding 6% of the actual ticket sales during that time in the third ten years and (4) the earnings excluding 7% of the actual ticket sales during that time in the fourth ten years.

Hua’an Tulou Cluster (or the “Earth Buildings” or the “Tulou”)

The Tulou Cluster, composed of large multilayer earth buildings built by ancient wealthy families as their residence, is known for their unique round shape, ingenious structure and oriental mystery. The Tulou Cluster was recognized as part of Fujian Tulou World Cultural Heritage Site in 2008 by UNESCO. The Tulou Cluster is a 1.5 hour drive from Xiamen City, one of Fujian’s most famous tourist coastal cities.

In December 2008, we entered into a Tourist Resources Development Agreement with Hua’an County Government.  The agreement is effective until 2048. Pursuant to this agreement, we began to develop the Hua’an Tulou tourist destinations with a right of priority to develop other scenic areas in Hua’an County. Hua’an Tulou Cluster requires a total capital input of approximately $7.5 million to put it into infrastructure and facility constructions. The Hua’an Tulou Cluster was closed during the construction and re-opened to the public before the fourth quarter of 2009. Currently, approximately half of its visitors are from overseas, including Taiwan. We expect our revenue to be generated from the sale of entrance ticket fees, fees from rides on tour cars, and food at our restaurants.

Under the contractual arrangements with respect to Hua’an Tulou Cluster,  when the ticket price of the Dadi Tulou Clusters is RMB60 or above per person, the proportion paid by Hong Kong Yi Tat to Hua’an County government shall be: (1) 16% in the first five years; (2) 20% in the second five years; (3) 23% in the third five years; (4) 25% in the fourth five years; (5) 28% in the fifth five years and (6) 30% from the 26th year.

Ming Dynasty Entertainment World

On April 15, 2010, jointly with Anhui Xingguang Investment Group Ltd., a reputable privately held company engaged in real estate and commercial development in Anhui province, entered into an Emperor Ming Taizu Cultural and Ecological Resort and Tourist Project Finance Agreement (the “Agreement”) with Anhui Province Bengbu Municipal Government, pursuant to which we and Anhui Xingguang formed a limited liability company, with a total registered capital of RMB 100 million (approximately $14.6 million) to engage in construction and development of a new tourism destination -- Ming Dynasty Entertainment World in Bengbu City, Anhui Province.

The Ming Dynasty Entertainment World will be built on approximately 5,000 Mu of land (approximately 824 acres, 1 acre = 6.07 Mu, the “Project Land”), and is planned to include recreational developments of Royal Hot Spring World, Royal Tour Town, Filial Piety Temple and Royal Hunting Garden.

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Bengbu, located in the rich and populous Changjiang River Delta, is believed to be one of the most important transportation hubs in China given its proximity to the existing Beijing-Shanghai railway and Huai River. The Company expects Bengbu to become very accessible to a population of over 200 million within the 3-hour economic circle. The first emperor of the Ming Dynasty, Majesty Yuanzhang Zhu, was born in region of Bengbu in 1328. This city has a rich history, with several historical sites related to the Ming Dynasty, including the tomb of Majesty Yuanzhang Zhu's parents. The Ming Dynasty Entertainment World plans to include Royal Hot Spring World (a resort hotel), Royal Tour Town, Filial Piety Temple and Royal Hunting Garden.  The destination will reproduce the royal life of the Ming Dynasty at its height of power and splendor. Management's vision is for visitors to experience the recreational activities of the ancient royal families. The Filial Piety Temple will commemorate his Majesty Yuanzhang Zhu, who embraced the Confucian ideal of filial piety, for respect for parents and ancestors throughout his life and introduced several related laws and policies. This temple, which could be as splendid as the Temple of Heaven in Beijing, and is expected to serve as an important educational base and contribute other social and economic benefits.

A new project company (hereinafter the Project Company), with a total registered capital of RMB100 million (approximately $14.6 million), has been formed by China Yida and Anhui Xingguang. The Company is required to contribute approximately RMB60 million (approximately $8.78 million) to retain 60% equity of the Project Company, and Anhui Xingguang is required to contribute approximately RMB40 million (approximately $5.8 million) to retain 40% equity of the Project Company. Anhui Xingguang is a reputable private company with businesses in the real estate and commercial sectors locally. This Project Company is expected to combine the expertise in real estate development, tourism and commerce from both shareholders. China Yida will be responsible for the planning and operation of the Ming Dynasty Entertainment World. For the first phase of construction, the Project Company is budgeting approximately RMB250 million (approximately $36.6 million), with China Yida and Anhui Xingguang contributing on a pro rata basis, and includes the purchase of the 40-year land use rights for a parcel of approximately 41.185 acres (commercial land use, "Commercial Land") and another parcel of approximately 82.37 acres (industrial land use, "Industrial Land") as well as the construction of the Royal Hot Spring World. Management expects to open the first phase of the Ming Dynasty Entertainment World to visitors by the end of 2012. The Project Company will be allowed to lease a larger piece of land with approximately 4,500 Mu (approximately 740 acres, ecological land use, "Ecological Land") for approximately RMB350,000 (approximately $51,300) per annum from the local residents.

As of December 31, 2010, China Yida and Anhui Xingguang have contributed a total of RMB 100 million to the Project Company. Anhui Xingguang is responsible for 40% of profits and losses while China Yida is responsible for 60% of profits and losses. We have not started the first phase of construction.

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The Company's management believes that it is able to fund the first phase construction from current cash and operating cash flow over the next two years, and does not expect to require additional equity financing. After the Royal Hot Spring World starts operation, the Company expects to obtain loans from local banks backed by fixed assets, including the land.

The revenues from Ming Dynasty Entertainment World will include entrance fees, hotel rental, conference room fees, and entertainment service fees. In addition, the Company has planned a Ming Dynasty featured shopping street in the Royal Tour Town and expects to generate revenues from commercial real estate rent and maintenance fees. On the Commercial Land, tourism real estate could be planned to generate additional revenues.

There are no revenue sharing provisions or other restrictions on the revenue that we will receive from such venue.

Yang-sheng Paradise

On April 18, 2010, we entered into a China Yang-sheng (Nourishing Life) Paradise Tourism Project Finance Agreement with Jiangxi Province Zhangshu Municipal Government, pursuant to which we will invest in construction and development of China Yang-sheng (Nourishing Life) Paradise on approximately 6,000 Mu of land (approximately 988 acres, 1 acre = 6.07 Mu) in Zhangshu, Jiangxi province. The Project is designed to focus on the theme of famous Taoist practice – Yang-sheng (nourishing life), with Zhangshu City’s rare natural resources – salt water hot spring, and reputation as one of China’s traditional medicine and herb center. Preliminarily, Yang-sheng Paradise is planned to include (i) Salt Water Hot Spring SPA & Health Center, (ii) Yang-sheng Holiday Resort, (iii) World Yang-sheng Cultural Museum, (iii) International Camphor Tree Garden, (iv) Chinese Medicine and Herb Museum, (v) Yang-sheng Sports Club, (vi) Old Town of Chinese Traditional Medicine, and (vii) various other Yang-sheng related projects and tourism real estate projects. We formed a limited liability company with a total registered capital of RMB 20 million (approximately $3 million) as of December 31. 2010.

The Project will be developed approximately two (2) kilometers from Zhangshu’s downtown, and within one hour travel from the adjacent airport or Nanchang, the capital city of Jiangxi Province. In addition, the Project is on the route from Nanchang to Lu Mountain, a World Natural Heritage Site, and Jing-Gang Mountain, one of the most popular political education tourism destinations as it was at the origin of Chairman Mao’s military force.

The capital expenditure planned for the first development phase of Project is estimated at approximately RMB250 million (approximately $36.6 million), which includes the planned construction of the Salt Water Hot Spring Spa & Health Center (the “SPA Center”), the Yang-sheng Holiday Resort (the “Resort Hotel”), in-destination roads and lakes, and the purchase of the land use rights for a parcel of approximately 3,000 Mu (approximately 494 acres, commercial and residential land use, the “Commercial Land”) as well as the rental payment for a parcel of approximately 3,000 Mu (approximately 494 acres) with the annual rent estimated at RMB0.5 million (approximately $73,300).

Management expects that the SPA Center and the Resort Hotel will be open to the public by the end of 2012.

In addition to the SPA Center and the Resort Hotel, Company plans to build additional attractions on the Project site that may include the World Yang-sheng Cultural Museum, the International Camphor Tree Garden, the Chinese Medicine & Herb Museum, the Yang-sheng Sports Club, the Old Town of Chinese Traditional Medicine and other Yang-sheng related projects and tourism real estate projects. The Company is now conducting in-depth research, evaluation and preparation on these plans.

Zhangshu Municipal Government has agreed not to approve any additional salt water hot spring or related tourism projects to any third parties to protect the exclusivity of Project.  The government will waive 100% of the income tax for the first two years commencing from the grand opening and 50% for the subsequent three years.  It will also waive the salt water hot spring resources tax and tourism resources tax within the Project’s whole life. In addition, it will waive or reduce most of the administration fees throughout the Project’s constructions. It will also allow China Yida to pay for its outdoor lighting at a cheaper rate as of city’s street lighting.

There are no revenue sharing provisions or other restrictions on the revenue that we will receive from such venue.

The City of Caves

On June 1, 2010, we entered into an agreement with Jiangxi Province People’s Government of Fenyi County in Xinyu city, Jiangxi Province, to develop a brand new tourism project to be named "The City of Caves", based on the largest and most characteristic karst land underground caverns in China, for a management period of forty (40) years commencing from 2010.

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The first phase, mainly composed of Altair Cave and Vega Cave, is scheduled to start trial operation in 2012. The second phase will include the Hanmao Cave Cluster and the third phase will include the tourism resources of Dagang Mountain. Investment budget for each phase will be RMB100 million ($14.7 million), with a total budget of RMB300 million ($44.1 million). The City of Caves will attract tourists who are visiting the several nearby world-class tourism destinations, including Sanqing Mountain, Longhu Mountain, Jinggang Mountain, and Lu Mountain, all of which are famous and popular attractions in China. In addition, the Project is approximately a one-hour drive from China Yida's Yang-sheng Paradise, which means the Company can integrate the resources of the two projects and launch a very cost-effective and powerful integrated marketing campaign. The Project will be designed to provide comprehensive cultural background and will feature a high level of interaction between natural views and entertainment experiences, as compared to simple sightseeing of peer caves. We formed a limited liability company and committed RMB 60 million (approximately $9 million) of capital investment.  As of December 31, 2010, RMB 12 million (approximately $1.8 million) was contributed to the company.

Fenyi County is located in the mid-west of Xinyu City, 30 kilometers from downtown Xinyu. Xinyu is believed to have the highest industrialization among all cities of Jianxi Province, featuring two key industries: (i) steel; and (ii) photovoltaic. Management estimates that a three-hour driving circle will cover a population of approximately 50 million in 11 cities including the three provincial capital cities of Nanchang, Changsha and Wuhan. Several rail lines and highways across Xinyu make transportation convenient.

Under the contractual arrangements, Fujian Yida shall pay to the Fenyi County government the use fees of scenic resources. The payment method is: (1) the ticket sales of the first five years since operations will be all belong to the company, (2) 5% of ticket sales per year during the second five years and (3) 8% of ticket sales per year from the 11 th year.

MARKETING AND DISTRIBUTION METHODS OF PRODUCTS AND SERVICES

Tourist and related Operations

The current marketing strategy of our tourist and related operations has two major promotional elements. The first is promoting the unique brand and scenic locations through traditional advertisement mediums.  These traditional channels include television, radio and print media.  To reduce costs, the Company has implemented a cost minimization plan whereby the majority of the media advertisement and promotion of the tourist destination is done through the media platforms available to the Company, including FETV and Railway Media. This cost minimization plan allows our tourist and related operations to reduce its cost of advertising while maintaining a relatively high degree of exposure through our provincial TV channel province-wide and through China’s high-speed railway network.

The second element of the Company's marketing effort of tourist and related operations is promotion of the scenic destinations through the attainment of nationally and internationally recognized merits of scenic achievement.  To this end, the Great Golden Lake has received the designation of the Global Geo-park from UNESCO and has become part of China Danxia – the World Natural Heritage Site by UNESCO and ranked in China’s Top 10 Most Appealing Destinations and Top 50 Places for Foreigners to Visit.  During the second half of 2008, Dadi Tulou was included on the World Cultural Heritage List as part of the Fujian Tulou.  By achieving this high degree of recognition, the destination becomes visible on a massive scale increasing the draw of tourists from a provincial to an international level.  The goal is to significantly increase the daily visitation rate through attainment of significant merit.

Each element of the marketing strategy has been developed in order to increase the international consumer awareness of the Company's tourist destinations, to reduce the associated costs of such awareness and to ultimately increase the usage rate and revenues of the park.

Because the tourist destination is a static product/service, its distribution mainly consists of the promotional strategies described in the paragraphs above. The services are promoted and distributed through traditional forms of advertising media.  Information and marketing materials regarding the park services are distributed on site.

Media and Related Operations

The marketing efforts of our media and related operations can also be split into two elements. The first is promoting advertising revenue through program contents with high viewing rates. The second is promoting advertising revenue through larger media coverage.

Promotion through viewing rate: Through our tourist destinations, network of partners and content exchange programs, we create and promote our own educational and entertainment contents which can increase consumer awareness of its contents. The goal of promoting its programming is to increase its daily viewing rates and in turn increase the fees it can charge to third party advertisers. By achieving high rankings in China's television statistics, the Company becomes better known by potential advertising clients. With a high degree of coverage, advertisers are willing to pay more for the Company’s services.  The Company has not but may in the future decide to engage in strategic partnerships with other content providers by which they may share and promote each other’s advertising client base.

Promotion through media coverage: we attract a lot of our advertising clients through our media coverage.  Our FETV channels reach an approximate coverage rate of 92% in Fujian Province which covers approximately 28 million people.

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INDUSTRY AND COMPETITIVE FACTORS

We are currently involved in the tourism and advertisement industries in China.  Both industries are experiencing significant growth in China.  New competitors are entering these industries at a record pace.  Competition is increasing and it is beginning to become difficult to gain market share and grow.  There are, however, certain factors that we believe will be critical for our growth:

1. Successful track record of operating both businesses and maintaining its leading management position; and
2. Experienced management team with more than 70 years of combined experience in China media, tourism and entertainment industry.

Tourism Business

Our main competitor in the tourism business is Wuyi Mountain and Yongding Tulou Cluster Tourism Destination. Muyi Mountain is a state owned enterprise located in Fujian province and has been operating since 1980.  It was added to the World Heritage List by UNESCO in 1999. Yongding Tulou Cluster is also located in Fujian Province. It was established in September 2007 and is managed by Fujian Province Tourism Development Co., Ltd. Yongding Tulou Cluster is a Yongding county government owned large-scale state-owned enterprises. It was added to the World Hertiage List in July 2008.

Advertising Business

Our main competitor in the advertising business is Fujian News Channel. Fujian News Channel is a state owned enterprise located in Fujian province and has been operating since 1999.

OUR INTELLECTUAL PROPERTY

We have obtained a trademark and the exclusive use permission for the “Great Golden Lake.”  This trademark has been filed with Taining County State-owned Assets Investment Operation Co., Ltd. We do not own nor do we intend to own any patents or have any of our products or services patented. In the future, we intend to acquire other trademarks from companies that we acquire or file trademarks or patents in order to protect our intellectual property.

COMPLIANCE WITH ENVIRONMENTAL LAW

We comply with the Environmental Protection Law of PRC as well as applicable local regulations. In addition to statutory and regulatory compliance, we actively ensure the environmental sustainability of our operations. Penalties would be levied upon us if we fail to adhere to and maintain certain standards. Such failure has not occurred in the past, and we generally do not anticipate that it will occur in the future, but no assurance can be given in this regard.

In accordance with the Environmental Protection Law of the PRC adopted by the Standing Committee of the NPC on December 26, 1989 , the bureau of environmental protection of the State Council set the national guidelines for discharging pollutants. The provincial and municipal governments of each province, autonomous region and municipalities may also set their own guidelines for the discharge of pollutants within their own province or district. Enterprises producing environmental contamination and other public hazards must incorporate the relevant environmental protection standards into their planning and establish environmental protections. These companies must also adopt effective measures to prevent environmental contamination and hazardous emissions, such as waste gas, waste water, deposits, dusts, pungent gases and radioactive matters, as well as noise, vibration and magnetic radiation. Companies discharging contaminated wastes in excess of the discharge standards prescribed by the environmental protection authority must pay non-standard discharge fees in accordance with national regulations and be responsible for the applicable remediation. Government authorities may impose different penalties against persons or companies in violation of the environmental protection laws and regulations depending on individual circumstances. Such penalties may include warnings, fines, imposition of deadlines for remediation, orders to cease certain operations, orders to reinstall contamination prevention and remediation facilities that have been removed or left unused, imposition of administrative actions against the responsible persons or orders to close down the company. Where the violation is egregious and deemed serious, the responsible parties may be required to pay damages and may be subject to criminal liability.

Additionally, on November 29, 1998, the State Council of the PRC promulgated the Regulations on the Administration of Construction Project Environmental Protection, or the Construction Project Environmental Protection Regulations, which require construction projects that generate pollution to comply with both state and local standards for the discharge of pollutant; requirements for aggregate control of discharge of major pollutants must also be met in areas under aggregate control of discharge of major pollutants.

We have always complied with all applicable laws, rules and regulations and have never faced any penalties or citations for violating any of the above laws, rules or regulations.

REGULATIONS

The principal regulations governing advertising businesses in China include:

•	The Advertising Law (1994);
•	The Advertising Administrative Regulations (1987); and
•	The Implementing Rules for the Advertising Administrative Regulations (2004).

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These regulations stipulate that companies that engage in advertising activities must obtain from the SAIC or its local branches a business license which specifically includes operating an advertising business within its business scope. Companies conducting advertising activities without such business license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. Fuyu currently have business license with business scope of design, production, distribution and agency of all kinds of advertisement.

PRC advertising laws and regulations set forth certain content requirements for advertisements in China, which include prohibitions on, among other things, misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are prohibited. It is prohibited to disseminate tobacco advertisements via broadcast or print media. It is also prohibited to display tobacco advertisements in any waiting lounge, theater, cinema, conference hall, stadium or other public area. There are also specific restrictions and requirements regarding advertisements that relate to matters such as patented products or processes, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics. In addition, all advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals advertised through radio, film, television, newspaper, magazine, out-of-home and other forms of media, together with any other advertisements which are subject to censorship by administrative authorities according to relevant laws and administrative regulations, must be submitted to the relevant administrative authorities for content approval prior to dissemination.

Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute are true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the prescribed supporting documents provided by advertisers for advertisements and verify that the content of the advertisements comply with applicable PRC laws and regulations. In addition, prior to distributing advertisements for certain commodities which are subject to government censorship and approval, advertising distributors are obligated to ensure that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may revoke violators’ licenses or permits for advertising business operations. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties in the course of their advertising business.

However, it cannot be assured that each advertisement an advertising client or agency provides to us is in compliance with relevant PRC advertising laws and regulations, nor can the company assure that the advertisements that our regional distributors have procured for broadcasting have received required approval from the relevant local supervisory bodies or are content compliant.

EMPLOYEES

Currently, we have a total of 385 full-time employees in our Creation Division, Management Division and Marketing Division, including 16 executive officers and senior management.

Available Information

Our website is http://www.yidacn.net/html/index.php. We provide free access to various reports that we file with, or furnish to, the U.S. Securities and Exchange Commission, or the SEC, through our website, as soon as reasonably practicable after they have been filed or furnished.  These reports include, but are not limited to, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports.  Information on our website does not constitute part of and is not incorporated by reference into this Annual Report on Form 10-K or any other report we file or furnish with the SEC.  You may also read and copy any document that we file at the public reference facilities of the SEC in Washington, D.C. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

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ITEM 1A.  RISK FACTORS

RISK FACTORS

The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other companies in the same industry, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or us. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

Risks Relating to Our Business

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IN ORDER TO INCREASE OUR REVENUES, WE BELIEVE WE MUST FURTHER EXPAND OUR BUSINESS OPERATIONS. WE CANNOT ASSURE YOU THAT OUR INTERNAL GROWTH STRATEGY WILL BE SUCCESSFUL WHICH MAY RESULT IN A NEGATIVE IMPACT ON OUR GROWTH, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOW.

In order to maximize the potential growth in our current and potential markets, we believe that we must further expand the scope of our services in the tourism and mass media industry. One of our strategies is to grow internally through increasing the customers we target for advertising campaigns and locations where we promote tourism by penetrating existing markets in the PRC and entering new geographic markets in PRC as well as other parts of Asia and globally.  However, many obstacles to this expansion exist, including, but not limited to, increased competition from similar businesses, international trade and tariff barriers, unexpected costs, costs associated with marketing efforts abroad and maintaining attractive foreign exchange ratios.  We cannot, therefore, assure you that we will be able to successfully overcome such obstacles and establish our services in any additional markets.  Our inability to implement this internal growth strategy successfully may have a negative impact on our growth, future financial condition, results of operations or cash flows.

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IN ADDITION TO OUR INTERNAL GROWTH STRATEGY, WE MAY GROW THROUGH STRATEGIC ACQUISITIONS. WE CANNOT ASSURE YOU THAT OUR ACQUISITION GROWTH STRATEGY WILL BE SUCCESSFUL RESULTING IN OUR FAILURE TO MEET GROWTH AND REVENUE EXPECTATIONS.

We also intend to pursue opportunities to acquire businesses in the PRC that are complementary or related in product lines and business structure to us. However, we may not be able to locate suitable acquisition candidates at prices that we consider appropriate or to finance acquisitions on terms that are satisfactory to us.  If we do identify an appropriate acquisition candidate, we may not be able to negotiate successfully the terms of an acquisition, or, if the acquisition occurs, integrate the acquired business into our existing business.  Acquisitions of businesses or other material operations may require debt financing or additional equity financing, resulting in leverage or dilution of ownership.  Integration of acquired business operations could disrupt our business by diverting management away from day-to-day operations. The difficulties of integration may be increased by the necessity of coordinating geographically dispersed organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures.

We also may not be able to maintain key employees or customers of an acquired business or realize cost efficiencies or synergies or other benefits we anticipated when selecting our acquisition candidates.  In addition, we may need to record write-downs from future impairments of intangible assets, which could reduce our future reported earnings.  At times, acquisition candidates may have liabilities or adverse operating issues that we fail to discover through due diligence prior to the acquisition.  In addition to the above, acquisitions in PRC, including state owned businesses, will be required to comply with laws of the PRC, to the extent applicable. There can be no assurance that any given proposed acquisition will be able to comply with PRC requirements, rules and/or regulations, or that we will successfully obtain governmental approvals which are necessary to consummate such acquisitions, to the extent required.  If our acquisition strategy is unsuccessful, we will not grow our operations and revenues at the rate that we anticipate.

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IN THE EVENT OF RAPID GROWTH OF OUR BUSINESS OPERATIONS, WE MAY EXPERIENCE A SIGNIFICANT STRAIN ON OUR MANAGEMENT AND OPERATIONAL INFRASTRUCTURE. OUR FAILURE TO MANAGE GROWTH WILL CAUSE A DISRUPTION OF OUR OPERATIONS RESULTING IN THE FAILURE TO GENERATE REVENUE.

If we expand our business through successful implementation of our internal growth strategy and/or acquisition strategy, our management and our operational, accounting, and information infrastructure may experience a significant strain caused by such expansion.  In order to deal with the strain our anticipated business expansion could put on our resources, we will need to continue to improve our financial controls, operating procedures, and management information systems.  We will also need to effectively train, motivate, and manage our employees.  Our failure to manage our growth could disrupt our operations and ultimately prevent us from generating the revenues we expect.

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●	IF WE ARE NOT ABLE TO IMPLEMENT OUR STRATEGIES OR EXPAND OUR MEDIA OPERATIONS AND ACQUIRE ADDITIONAL TOURIST ATTRACTIONS, OUR BUSINESS OPERATIONS AND FINANCIAL PERFORMANCE MAY BE ADVERSELY AFFECTED.

We expanded our business in 2010 by acquiring the operation rights of additional tourist attractions under various agreements, including the City of Caves, Yang-sheng Paradise, Ming Dynasty Entertainment World and FETV.  Since 2008, we have entered various agreements for Yongtai Beixi and Jiezhukou Lake, Hua’an Tulou, and the Great Golden Lake, and establishing collaboration with Railway Media Center to produce programs titled “Journey through China on the Train.” Our continuous business development plan is based on a further expansion of our media services and acquisition of additional tourist attractions. There is inherent risks and uncertainties involved throughout these stages of development.  There is no assurance that we will be successful in continuously expanding our media operations or acquiring additional tourist attractions, or that our strategies, even if implemented, will lead to the successful achievement of our objectives.  If we are not able to successfully implement these further development strategies, our business operations and financial performance may be adversely affected.

●	TOURISM AND MEDIA ARE COMPETITVE BUSINESS ENVIRONMENTS WHICH COULD ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE.

We operate in a competitive environment and have to compete with other tourist destinations and media outlets in order to attract visitors and customers.  In order to be successful in attracting visitors or customers we may be forced to lower prices or spend more money on advertising to continue to compete with our competitors.  These competitive measures may result in lower net income.

●	ECONOMIC CRISIS OR TURMOIL, OR SUPPRESSION ON INDIVIDUAL RIGHTS MAY CAUSE A DOWNTURN IN CHINA’S TOURISM INDUSTRY.

A downturn in the world economic markets, or just the Chinese economy, may have a negative impact on our business.  Consumers with a lack of disposable incomes may decide not to vacation or travel to our tourism destinations, which would negatively impact our business.  Additionally, the perceived suppression of individual rights by the Chinese government may deter tourists from visiting China, which may cause a decline in visitors to our attraction.

●	OUR BUSINESS MAY BE DIRECTLY AND INDIRECTLY AFFECTED BY UNFAVORABLE WEATHER CONDITIONS OR NATURAL DISASTERS THAT REDUCE THE VISITS OF OUR RESORTS AND DESTINATIONS

Poor or unusual weather conditions, can significantly affect the visits of the tourists to our resorts and destinations. Insufficient levels of rain or drought can cause significant affect to our tourist destination. Temperatures outside normal ranges can also reduce tourists’ volume. Natural calamities such as regional floods, hurricanes, earthquakes, tsunamis, or other storms, and droughts can have significant negative effects on our tourism business. In the second half of 2010, we had to close part of our tourist destination in Great Golden Lake due to flooding, as a result we had reduced revenue.

●	THE SLOW RECOVERY OF THE GLOBAL ECONOMIC CRISIS COULD AFFECT THE OVERALL AVAILABILITY AND COST OF EXTERNAL FINANCING FOR OUR OPERATIONS.

The slow recovery of the global financial markets from the global economic crisis and turmoil may adversely impact our business, the business and financial condition of our customers and the business of potential investors from whom we expect to generate our potential sources of capital financing. Presently it is unclear to what extent the economic stimulus measures and other actions taken or contemplated by the Chinese governments and other governments throughout the world will mitigate the effects of the negative impact caused by the economic turmoil on our industry and other industries that affect our business. Although these conditions have not presently impaired our ability to access credit markets and finance our operations, the impact of the current crisis on our ability to obtain capital financing in the future, and the cost and terms of same, is unclear.

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WE MAY BE UNABLE TO CONTINUE OUR LAND USE RIGHTS FROM THE GOVERNMENT FOR OUR TOURISM DEVELOPMENT AS WE CURRENTLY DO WHICH COULD INCREASE NEGATIVELY IMPACT OUR ABILITY TO CONTINUE TO OPERATE OUR TOURIST DESTINATIONS

Our business and our revenue depend on the operation of our tourist destinations, which in turn depends on our ability to acquire and continue to use land use rights from the PRC government. We currently have 3 tourist destinations that we operate on land that we have purchased the land-use rights from the PRC government: (i) Great Golden Lake; (ii) Yunging, Tulou and City of Caves; and (iii) Zhangshu and Bengbu. We have contracted with local governments for the land-use rights for the property where each tourist destination is located. If at any time the local governments seek to terminate our land-use rights, we may be unable to operate our tourist destinations and will be forced to close down our attractions.

Although we believe that the aforementioned land use rights will not be terminated prior to the expiration of the land-use agreements, we cannot assure you that the local government will continue to honor the land-use rights that we contracted for. We are not able to own land in the PRC, we can only lease it from the PRC government. At the end of our land-use rights agreements with the local governments, the land will return to the government and we wil not receive any reimbursement or reward.

●	WE MAY NOT BE ABLE TO CONTINUALLY MANAGE AND OPERATE OUR TOURISM DEVELOPMENT AND THE TERMINATION OF REVENUE SHARING AGREEMENTS WILL NEGATIVELY IMPACT OUR FINANCIAL CONDITIONS AND REVENUES.

If the land use agreements are terminated, then we will have to cease our tourism business if we cannot renew the agreements. According to tourism development and revenue sharing agreement in respect to Great Golden Lake Resort, the agreement may be terminated before its expiration in case that (i) the purpose of contract is failed due to the material breach of defaulting party or (ii) the occurrence of force majeure. When any above events for termination occurs, the contractual parties shall terminate agreement through friendly negotiation or by initiating a legal proceeding. The termination of revenue sharing agreements will negatively impact our revenues and results of operations.

●	OUR ABILITY TO MANAGE AND OPERATE FUJIAN JIAOGUANG UNDER THE VIE AGREEMENTS MAY NOT BE AS EFFFECTIVE AS DIRECT OWNERSHIP

We conduct our tourism businesses in the PRC and have generated virtually all of our revenues through VIE contractual agreements. Our plans for future growth are based substantially on growing the operations of our tourism business, including Fujian Jiaoguang. However, the VIE agreements may not be as effective in providing us with control over Fujian Jiaoguang as direct ownership. If we had direct ownership, we would, as shareholders, be able to effect change in the board of directors. However, under the current VIE arrangements, as a legal matter, if Fujian Jiaoguang fails to perform its obligations under these contractual arrangements, we may have to (i) incur substantial costs and resources to enforce such arrangements, and (ii) reply on legal remedies under PRC law, which we cannot be sure would be effective. Therefore, if we are unable to effectively control Fujian Jiaoguang, it may have an adverse effect on our ability to achieve our business objectives and grow our revenues.

In the past 2 years, however, we have effectively removed all operations and revenues out of Fujian Jiaoguang and into one of our wholly-owned subsidiaries. This reduces the risk to us that we may have adverse consequences if we are not able to effectively manage our VIE.

●	A FAILURE TO EXPAND OUR MEDIA OPERATIONS OR GOVERNMENT REGULATIONS RESTRICTING THE MEDIA INDUSTRY IN CHINA COULD HAVE A NEGATIVE IMPACT ON OUR OPERATIONS.

If our advertising and media operations fail to grow, this would have a negative impact on our future operating results.  Further, government regulations, if enacted, restricting media content would negatively affect our media operations.  Any restriction on media content would limit the potential amount of customers able to use our media services and negatively impact our financial results. Recently, the local government and domestic media authorities has prohibited specialized channels, such as FETV, from broadcasting shopping programs, mini ads and certain medical advertisements which constituted approximately 30% of our advertising revenues. The government restrictions could have a negative impact on our ability to sell advertising space on our television channel which would have a negative impact on our gross revenue.

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●	WE DEPEND ON OUR KEY MANAGEMENT PERSONNEL AND THE LOSS OF THEIR SERVICES COULD ADVERSELY AFFECT OUR BUSINESS.

We place substantial reliance upon the efforts and abilities of our executive officers, Mr. Chen Minhua, our Chairman and Chief Executive Officer and Ms. Fan Yanling, our Vice President of Operations.  The loss of the services of any of our executive officers could have a material adverse effect on our business, operations, revenues or prospects.  We do not maintain key man life insurance on the lives of these individuals. We may not be able to attract or retain qualified management on acceptable terms in the future due to the intense competition for qualified personnel in our industry and as a result, our business could be adversely affected.

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WE MAY NEVER PAY ANY DIVIDENDS TO SHAREHOLDERS AND WE ARE A HOLDING COMPANY THAT IS DEPENDENT ON RECEIVING DIVIDENDS OR OTHER DISTRIBUTIONS FROM OUR OPERATING SUBSIDIARIES AND VARIABLE INTEREST ENTITIES, OF WHICH THE OPERATING SUBSIDIAIRIES ARE LOCATED IN THE PRC .

We have never paid any dividends.  Our board of directors does not intend to distribute dividends in the near future.  The declaration, payment and amount of any future dividends will be made at the discretion of the board of directors, and will depend upon, among other things, the results of our operations, cash flows and financial condition, operating and capital requirements, and other factors as the board of directors considers relevant.  There is no assurance that future dividends will be paid, and, if dividends are paid, there is no assurance with respect to the amount of any such dividend.

We are a holding company and our operating subsidiaries and variable interest entity are entirely located and operate in the People’s Republic of China. There are significant restrictions on dividends and distributions from companies located and operating in the People’s Republic of China. Foreign exchange is regulated as well. The government needs to approve any dividends, payments or distributions to any offshore entity or company not located in the People’s Republic of China. In the last two fiscal years, we have not received any dividends, payments or distributions from any subsidiary or VIE located or operating in the People’s Republic of China.

●	WE DO NOT CARRY ANY BUSINESS INTERRUPTION INSURANCE, PRODUCT LIABILITY OR RECALL INSURANCE OR THIRD-PARTY LIABILITY INSURANCE.

Operation of our business and facilities involves many risks, including natural disasters, labor disturbances, business interruptions, property damage, personal injury and death.  We do not carry any business interruption insurance or third-party liability insurance for our business to cover claims in respect of personal injury or property or environmental damage arising from accidents on our property or relating to our operations. Therefore, we may not have insurance coverage sufficient to cover all risks associated with our business. As a result, we may be required to pay for financial and other losses, damages and liabilities, including those caused by natural disasters and other events beyond our control, out of our own funds, which could have a material adverse effect on our business, financial condition and results of operations.

●	MANAGEMENT EXERCISES SIGNIFICANT CONTROL OVER MATTERS REQUIRING SHAREHOLDER APPROVAL WHICH MAY RESULT IN THE DELAY OR PREVENTION OF A CHANGE IN OUR CONTROL.

Mr. Chen Minhua, our Chairman and Chief Executive Officer, through his common stock ownership, currently has voting power equal to approximately 28.70% of our voting securities. Ms. Fan Yanling, our Vice President of Operations and the spouse of Mr. Chen Minhua, through her common stock ownership, currently has voting power equal to approximately 28.70% of our voting securities.  Mr. Chen Minhua and Ms. Fan Yanling are married and have combined voting power in our Company equal to approximately 57.40% of our voting securities. As a result, management through such stock ownership exercises significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.  This concentration of ownership in management may also have the effect of delaying or preventing a change in control of us that may be otherwise viewed as beneficial by shareholders other than management.

We do not perceive any conflicts of interest that Chairman Chen Minhua or Ms. Fan Yanling have with their stock ownership or with China Yida Holding Co, Ltd. or its subsidiaries.

●	WE MAY INCUR SIGNIFICANT COSTS TO ENSURE COMPLIANCE WITH UNITED STATES CORPORATE GOVERNANCE AND ACCOUNTING REQUIREMENTS.

We may incur significant costs associated with our public company reporting requirements, costs associated with newly applicable corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the Securities and Exchange Commission. We expect all of these applicable rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time consuming and costly.  We also expect that these applicable rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.  As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers.  We are currently evaluating and monitoring developments with respect to these newly applicable rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Even though we have been a reporting company since 1999, this risk applies to us because we completed a share exchange with Keenway Limited in 2007 whereby a Chinese operating company became our wholly owned subsidiary.  This Chinese operating company is newly reporting and we are adjusting to the increased disclosure requirements for us to comply with corporate governance and accounting requirements.

In our experience, we expect to incur approximately $187,000 per year in additional costs to ensure compliance with all corporate governance and accounting requirements. These costs consist of: (i) internal control and U.S. GAAP reporting consulting services: $47,000; (ii) Legal fees: $60,000; and (iii) D&O Insurance fees: $80,000.

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IF WE FAIL TO MAINTAIN AN EFFECTIVE SYSTEM OF INTERNAL CONTROL OVER FINANCIAL REPORTING, OUR ABILITY TO ACCURATELY AND TIMELY REPORT OUR FINANCIAL RESULTS OR PREVENT FRAUD MAY BE ADVERSELY AFFECTED AND INVESTOR CONFIDENCE AND THE MARKET PRICE OF OUR ORDINARY SHARES MAY BE ADVERSELY IMPACTED.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, or SOX 404, the Securities and Exchange Commission adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports, including Form 10-K.  In addition, the independent registered public accounting firm auditing a company’s financial statements must also attest to and report on the effectiveness of the company’s internal controls over financial reporting.  Under current SEC rules, we are required to include a management report and our independent registered public accounting firm’s attestation report beginning with our annual report for the fiscal year ending December 31, 2010.  Our management may conclude that our internal controls over our financial reporting are not effective.  Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.  Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of such financial statements.

On May 20, 2010, BDO Li Xin Da Hua was appointed as our independent auditors but never completed any interim review of our financial statements or issued any audit report on our financial statement disclosure, or auditing scope or procedure and subsequently resigned on August 8, 2010. The reason for BDO Li Xin Da Hua’s resignation was that they identified that the Company lacked a good system of internal controls, such as inadequate documentation for certain transactions and lacked of competent and well trained personnel to furnish US GAAP based reporting documents to be filed.

We have taken the following steps to cure the lacks of internal controls:

(i)	we hired a financial expert to chair our audit committee who has 14 years experience in financial industry in the US. The chair of audit committee oversees the financial reporting process closely;
(ii)	our chief financial officer has strong financial background with more than 10 years experience, and he involved closely on the review function of our transactions; and
(iii)
we also hired a US GAAP consulting firm to help the Company to draft the financial statements in accordance with the USGAAP and SEC requirements. The consulting firm also helped us to set up our internal controls and document our internal control policy and procedures as follows:

-	perform assessment of the design and operating effectiveness of internal controls over financial reporting;
-	perform walkthrough and document assessment in Risk Control Matrix;
-	provide remediation suggestions on deficiencies found;
-	develop a testing plan;
-	perform testing of key controls; and
-	preparation of written accounting policy manual and procedures.

Although we have rectified the lack of internal controls issue and hired Audit Prep Limited as a measure to improve our internal controls and U.S. GAAP reporting , it is possible that our current auditor may conclude that our controls over financial reporting are not effective which could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of such financial statements.

INDEX

●	WE MAY HAVE DIFFICULTY RAISING NECESSARY CAPITAL TO FUND OPERATIONS AS A RESULT OF MARKET PRICE VOLATILITY FOR OUR SHARES OF COMMON STOCK.

In recent years, the securities markets in the United States have experienced a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values or prospects of such companies.  For these reasons, our shares of common stock can also be expected to be subject to volatility resulting from purely market forces over which we will have no control.  If our business development plans are successful, we may require additional financing to continue to develop and exploit existing and new products and services related to our industries and to expand into new markets.  The exploitation of our services may, therefore, be dependent upon our ability to obtain financing through debt and equity or other means.

●	WE HAVE A CONTRACTUAL RELATIONSHIP WITH FUJIAN JIAOGUANG MEDIA WHICH MAY BE IN NON-COMPLIANCE WITH PRC LAWS AND DOES NOT PROVIDE THE SAME OPERATIONAL CONTROL AS A DIRECT EQUITY INTEREST.

Our contractual relationship with Fujian Jiaoguang Media was structured as a contractual relationship as opposed to a direct equity interest in order to comply with PRC law. We have received a PRC legal counsel attesting that this structure is in compliance with the PRC law.  However, the PRC law may be subject to change or the government may review the structure and determine that this contractual relationship is not in compliance with PRC laws and force the termination of this relationship.  Additionally, the contractual relationship between us and Fujian Jiaoguang Media does not provide us with the same operational control as a direct equity interest.  Therefore, we are subject to the risks associated with contractual rights as opposed to owning the company.  Such risks could include breach of contract or failure to honor the terms of the contract. In the event that we are not unable to maintain effective control of this entity, we would not be able to continue to consolidate our financial results. However, these risks are mitigated by the fact that the shareholders of Fujian Jiaoguang Media are Chairman Chen Minhua and Ms. Fan Yanling who are also our majority shareholders.

Fujian Jiaoguang Media has transferred all its operations to our wholly-owned subsidiaries and no longer contributes any revenue to us. All the revenue we have realized from this entity is not realized directly from our wholly-owned subsidiary.

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ANY FAILURE OF OUR VARIABLE INTEREST ENTITY OR ITS SHAREHOLDERS MR. CHEN AND MS. FAN TO PERFORM THEIR OBLIGATIONS UNDER YOUR CONTRACTUAL ARRANGEMENTS OR ACT IN OUR INTEREST MAY CAUSE US TO LOSE CONTROL OR PROFITABILITY OF FUJIAN JIAOGUANG .

We control Fujian Jiaoguang through a set of contractual agreements with Fujian Jiaoguang and its shareholder Mr. Chen and Ms. Fan. We cannot guarantee that Mr. Chen and Ms. Fan will at all times perform or cause Fujian Jiaoguang to perform their obligations under the contractual agreements. If conflicts of interest arise, Mr. Chen, Ms. Fan, and Fujian Jiaoguang may breach the contractual agreements, in which case, we may lose our control over Fujian Jiaoguang’s assets and operations and further lose income contributed by Fujian Jiaoguang. In some other cases of conflicts of interest, Mr. Chen and Ms. Fan may divert business opportunities from us, which could reduce or eliminate the profitability of Fujian Jiaoguang and eventually deprive us from receiving contribution of income from Fujian Jiaoguang.

In the event Mr. Chen or Ms. Fan fail to abide by the terms of the contractual arrangements, the Company could lose its operating revenues and business could be diverted from us. This could cause a material adverse effect on our business and our ability to generate revenue and continue to operate. We would be forced to take immediate measures to enforce the contractual obligations which could be costly and there is no assurance that we would be successful enforcing our rights under the contractual obligations.

●	THE FAILURE TO EXTEND OUR EXCLUSIVE AGREEMENT WITH FUIJAN EDUCATION MEDIA, WHICH ALLOWS US TO OPERATE THE FUJIAN TELEVISION STATION (FETV), COULD ADVERSELY AFFECT OUR REVENUES.

On August 1, 2010, Fuyu, our wholly-owned subsidiary, entered into an agreement with Fujian Education Media, a wholly state-owned company organized by the Fujian Education TV Station under the laws of the People’s Republic of China, pursuant to which Fujian Education Media granted to us a five year exclusive management right to operate the FETV channel.  The term of the agreement is from August 1, 2010 to July 31, 2015.  At the end of the first three years of the agreement, we and Fujian Education Media are obligated to conduct a full performance review of our cooperation under the agreement , and evaluation of our operating revenue and potential for future operating results. If we and Fujian Education mutually agree that there is no event of violation or breach of contract, the Agreement shall be extended for an additional two years. However, if our operating revenue continually declines, then it is possible that Fujian Education Media may not renew the contract with us. There is no assurance that the Agreement will be extended for an additional two years until 2015.  If we are unable extend the exclusive agreement our financial condition and results of operations could suffer.

Risks Relating to the People's Republic of China

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SUBSTANTIALLY ALL OF OUR OPERATING ASSETS ARE LOCATED IN CHINA AND SUBSTANTIALLY ALL OF OUR REVENUE WILL BE DERIVED FROM OUR OPERATIONS IN CHINA SO OUR BUSINESS, RESULTS OF OPERATIONS AND PROSPECTS ARE SUBJECT TO THE ECONOMIC, POLITICAL AND LEGAL POLICIES, DEVELOPMENTS AND CONDITIONS IN CHINA.

The PRC’s economic, political and social conditions, as well as government policies, could impair our business.  The PRC economy differs from the economies of most developed countries in many respects.  China’s GDP has grown consistently since 1978 (National Bureau of Statistics of China).  However, we cannot assure you that such growth will be sustained in the future. If, in the future, China’s economy experiences a downturn or grows at a slower rate than expected, there may be less demand for spending in certain industries. A decrease in demand for spending in certain industries could impair our ability to remain profitable.  The PRC’s economic growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may have a negative effect on us.  For example, our financial condition and results of operations may be hindered by PRC government control over capital investments or changes in tax regulations.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the use of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over PRC economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

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IF THE MINISTRY OF FINANCE AND COMMERCE, OR MOFCOM, CHINA SECURITIES REGULATORY COMMISSION, OR CSRC, OR ANOTHER PRC REGULATORY AGENCY, DETERMINES THAT MOFCOM AND CSRC APPROVAL OF OUR MERGER WAS REQUIRED OR IF OTHER REGULATORY OBLIGATIONS ARE IMPOSED UPON US, WE MAY INCUR SANCTIONS, PENALTIES OR ADDITIONAL COSTS WHICH WOULD DAMAGE OUR BUSINESS.

INDEX

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM and the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, a new regulation with respect to the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006.  Article 11 of the M&A Rules requires PRC companies, enterprises or natural persons to obtain MOFCOM approval in order to effectuate mergers or acquisitions between PRC companies and foreign companies legally established or controlled by such PRC companies, enterprises or natural persons.  Article 40 of the M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals should obtain the approval of the CSRC prior to the listing and trading of such offshore special purpose vehicle’s securities on an overseas stock exchange, especially in the event that the offshore special purpose vehicle acquires shares of or equity interests in the PRC companies in exchange for the shares of offshore companies.  On September 21, 2006, the CSRC published on its official website procedures and filing requirements for offshore special purpose vehicles seeking CSRC approval of their overseas listings.

On November 19, 2007, we completed a merger transaction pursuant to a share exchange and stock purchase agreement, which resulted in our current ownership and corporate structure.  We believe, based on the opinion of our PRC legal counsel, Allbright Law Offices, that MOFCOM and CSRC approvals were not required for our merger transaction or for the listing and trading of our securities on a trading market because we are not an offshore special purpose vehicle that is directly or indirectly controlled by PRC companies or individuals.  Although the merger and acquisition regulations provide specific requirements and procedures, there are still many ambiguities in the meaning of many provisions.  Further regulations are anticipated in the future, but until there has been clarification either by pronouncements, regulation or practice, there is some uncertainty in the scope of the regulations and the regulators have wide latitude in the enforcement of the regulations and approval of transactions. If the MOFCOM, CSRC or another PRC regulatory agency subsequently determines that the MOFCOM and CSRC approvals were required, we may face sanctions by the MOFCOM, CSRC or another PRC regulatory agency.  If this happens, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of proceeds into China, restrict or prohibit payment or remittance of dividends paid by Fujian Jintai Tourism , or take other actions that could damage our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our securities. It is uncertain at this time to determine what, if any, fines or penalties would be imposed for failure to obtain the necessary approvals because Circular 10 does not expressly provide any provision with respect to fines or penalties and there has been no information provided or published precedent established to indicate what the fines or penalties would be.

Circular 10 mainly governs the foreign investors acquisition and merger of Chinese domestic enterprises, including (a) the acquisition of the equities of PRC domestic non-foreign funded enterprises by foreign investors; (b) the subscription of the increased capital of a PRC domestic company by foreign investors; and (c) the incorporation of a foreign-funded enterprise by foreign investors by purchasing the operating assets of a PRC domestic enterprise. We do not believe that Circular 10 is applicable to us because: (i) Fujian Jintai Tourism was incorporated as foreign-funded enterprise on October 19, 2011, with the approval of local Department of Commerce and Administration for Industry and Commerce. There was no acquisition of the equities or assets of a “PRC domestic company” as such term is defined under the new M&A Rules; (ii) Both Fujian Jintai Tourism and Hong Kong Yi Tat were incorporated prior to the implementation of Circular 10; (iii) Hong Kong Yi Tat was incorporated for the purpose of operating or holding the equity of Fujian Jintai Tourism; (iv) there is no provision in Circular 10 that clearly classifies contractual arrangements as a type of transaction subject to regulation; and (v) CSRC currently has not issued any definitive rule or interpretation concerning whether overseas share exchange like the Company’s are subject to this regulation.

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THE NEW M&A REGULATIONS ESTABLISH MORE COMPLEX PROCEDURES FOR SOME ACQUISITIONS OF CHINESE COMPANIES BY FOREIGN INVESTORS, WHICH COULD MAKE IT MORE DIFFICULT FOR US TO PURSUE GROWTH THROUGH ACQUISITION IN CHINA.

The New M&A Regulations establish additional procedures and requirements that could make some acquisitions of PRC companies by foreign investors, such as ours, more time-consuming and complex, including requirements in some instances that the approval of the Ministry of Commerce shall be required for transactions involving the shares of an offshore listed company being used as the acquisition consideration by foreign investors.  In the future, we may grow our business in part by acquiring complementary businesses.  Complying with the requirements of the New M&A Regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

●	IF THE PRC IMPOSES RESTRICTIONS DESIGNED TO REDUCE INFLATION, FUTURE ECONOMIC GROWTH IN THE PRC COULD BE SEVERELY CURTAILED WHICH COULD HURT OUR BUSINESS AND PROFITABILITY.

While the economy of the PRC has experienced rapid growth, this growth has been uneven among various sectors of the economy and in different geographical areas of the country.  Rapid economic growth often can lead to growth in the supply of money and rising inflation.  In order to control inflation in the past, the PRC has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending.  Imposition of similar restrictions may lead to a slowing of economic growth, a decrease in travel among the population and less visitors to our tourist attractions.

●	FLUCTUATIONS IN EXCHANGE RATES COULD HARM OUR BUSINESS AND THE VALUE OF OUR SECURITIES.

The value of our ordinary shares will be indirectly affected by the foreign exchange rate between U.S. dollars and RMB and between those currencies and other currencies in which our sales may be denominated. Because substantially all of our earnings and cash assets are denominated in RMB, fluctuations in the exchange rate between the U.S. dollar and the RMB will affect the relative purchasing power of these proceeds, our balance sheet and our earnings per share in U.S. dollars.  In addition, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.  Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars as well as earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.  Since July 2005, the RMB has not been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

INDEX

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

●	EXCHANGE CONTROLS THAT EXIST IN THE PRC MAY LIMIT OUR ABILITY TO UTILIZE OUR CASH FLOW EFFECTIVELY.

We are subject to the PRC’s rules and regulations on currency conversion.  In the PRC, the State Administration for Foreign Exchange, or SAFE, regulates the conversion between Renminbi and foreign currencies. Currently, foreign investment enterprises, or FIEs, are required to apply to the SAFE for “Foreign Exchange Registration Certificates for FIEs.” As a result of our ownership of Fujian Jintai Tourism , Fujian Jintai Tourism is a FIE and is only able to use the proceeds from any foreign currency-dominated capital for the daily operation of the subsidiary and for the construction of the tourism destinations or for the purpose that is described on the loan agreement documentation.  With such registration certificates, which need to be renewed annually, FIEs are allowed to open foreign currency accounts including a “current account” and “capital account.” Currency conversion within the scope of the “current account,” such as remittance of foreign currencies for payment of dividends, can be effected without requiring the approval of the SAFE.  However, conversion of currency in the “capital account,” including capital items such as direct foreign investment, loans and securities, still require approval of the SAFE. Further, any capital contributions to Fujian Jintai Tourism by its offshore shareholder must be approved by the Ministry of Commerce in China or its local counterpart.  We have obtained such approval but cannot assure you that the PRC regulatory authorities will not impose further restrictions on the convertibility of the Renminbi or revoke our government approval at any time in the future. Any future restrictions on currency exchanges may limit our ability to use our cash flow for the distribution of dividends to our shareholders or to fund operations it may have outside of the PRC.

In August 2008, SAFE promulgated Circular 142, a notice regulating the conversion by FIEs of foreign currency into Renminbi by restricting how the converted Renminbi may be used.  Circular 142 requires that Renminbi converted from the foreign currency-dominated capital of a FIE may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC unless specifically provided for otherwise.  In addition, SAFE strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-dominated capital of a FIE.  The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used.  Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the SAFE rules. Accordingly, Fujian Jintai Tourism is only able to use the proceeds from any foreign currency-dominated capital for the daily operation of the subsidiary and for the construction of the tourism destinations or for the purpose that is described on the loan agreement documentation.

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PRC REGULATION OF LOANS AND DIRECT INVESTMENT BY OFFSHORE HOLDING COMPANIES TO PRC ENTITIES MAY DELAY OR PREVENT US FROM USING THE CASH FLOWS TO MAKE LOANS OR ADDITIONAL CAPITAL CONTRIBUTION TO OUR PRC OPERATING SUBSIDIARIES, WHICH COULD MATERIALLY AND ADVERSELY AFFECT OUR LIQUIDITY AND OUR ABILITY TO FUND AND EXPAND OUR BUSINESS.

In utilizing our cash flow, we are permitted under PRC laws and regulations to provide funding to the PRC subsidiaries only through loans or capital contributions, and to our affiliated PRC entities only through loans, in each case subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. In the event that we are prevented from using the funds to fund the operation of our PRC subsidiaries, we will use our best efforts to obtain the required approvals, however, we may not be able to utilize the funds in the event that the PRC laws and regulations do not permit it.

In utilizing our cash flow, we, as an offshore holding company of our PRC operating subsidiaries, may use the cash flow to make loans to our PRC subsidiaries, or make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries are subject to PRC regulations and approvals. For example, loans by us to finance the activities of our PRC subsidiary, which is a foreign-invested enterprise, cannot exceed statutory limits and must be registered with SAFE or its local counterpart, and the accumulative amount of foreign currency loans will not exceed the difference between the total investment and the registered capital of our PRC subsidiary, which is a foreign-invested enterprise.

We may also decide to finance our PRC subsidiary by means of capital contributions. Any additional capital contributions to our PRC subsidiaries, which are foreign-invested enterprises, must be approved by the MOFCOM.

We cannot assure you that we can obtain the necessary government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiaries.

INDEX

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PRC REGULATIONS RELATING TO THE ESTABLISHMENT OF OFFSHORE SPECIAL PURPOSE COMPANIES BY PRC RESIDENTS MAY SUBJECT OUR PRC RESIDENT SHAREHOLDERS TO PERSONAL LIABILITY AND LIMIT OUR ABILITY TO INJECT CAPITAL INTO OUR PRC SUBSIDIARIES, LIMIT OUR PRC SUBSIDIARIES’ ABILITY TO DISTRIBUTE PROFITS TO US, OR OTHERWISE ADVERSELY AFFECT US.

SAFE issued a public notice in October 2005, or the SAFE notice, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC residents that are shareholders of offshore special purpose companies established before November 1, 2005 and where a “round trip” investment was completed were required to register with the local SAFE branch before March 31, 2006. We have determined that our PRC resident shareholders, Chairman Chen Minhua and Ms. Fan Yanling, incorporated Hong Kong Yi Tat in 2001, before SAFE Circular 75 was adopted but no “round trip” investment has occurred. Accordingly, it is our belief that Chairman Chen Minhua and Ms. Fan Yanling are not required to make the required SAFE Circular 75 registrations. However, if the PRC government determines that our PRC residents are required to register, the failure of our beneficial owners to timely amend their SAFE registrations pursuant to the SAFE notice or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company or otherwise adversely affect our business.

For purposes of SAFE, a “round trip” investment is an investment made by a PRC resident in a Chinese domestic company through an offshore special purpose vehicle.

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REQUIREMENT OF STATUTORY RESERVE OF CERTAIN AMOUNT OF OUR NET INCOME PURSUANT TO PRC REGULATION MAY FURTHERRESTRICTS OUR PRC SUBSIDIARIES AND VARIABLE INTEREST ENTITY’S ABILITY TO DISTRIBUTE PROFITS TO US AND HAVE A MATERIAL ADVERSE EFFECT ON OUR ABILITY TO CONDUCT OUR BUSINESS.

Under PRC laws and regulations, our subsidiaries in China , as wholly foreign-owned enterprises, are respectively required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of fund set aside reaches 50% of the registered capital of each of the entities. These reserve funds are not distributable as cash dividends. It is unclear that if and what fine or penalties that a company may be subject to as a result of noncompliance of such requirement.  As of December 31, 2010, each of our subsidiaries subject to the statutory reserve requirement has set aside 50% of its registered capital of the subsidiaries. Such statutory requirement could limit our subsidiaries and variable interest entity ability to pay dividends or make other distributions to us and could materially and adversely limit our ability to grow that could be beneficial to our business, or otherwise fund and conduct our business.

Fujian Yida Travel Service Co., Ltd. was formed on June 24, 2011 and there was a capital contribution made of 10 million RMB (approximately $1,570,000).

●	ANY OUTBREAK OF THE SWINE FLU (H1N1), SEVERE ACUTE RESPIRATORY SYNDROME, OR SARS, THE AVIAN FLU, OR ANOTHER WIDESPREAD PUBLIC HEALTH PROBLEM IN THE PRC COULD ADVERSELY AFFECT OUR OPERATIONS.

There have been recent outbreaks of the highly pathogenic Swine Flu, caused by the H1N1 virus, in certain regions of the world, including parts of China, where all of our facilities are located and where all of our sales occur.  Our business is dependent upon our ability to attract a large volume of visitors to our tourism destinations, and an outbreak of the Swine Flu, or a renewed outbreak of SARS, the Avian Flu, or another widespread public health problem in China, could have a negative effect on our operations.  Any such outbreak could have an impact on our operations as a result of:

●	quarantines or closures of our tourist destinations
●	the sickness or death of our key officers and employees, and
●	a general slowdown in the Chinese economy.

Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our operations.

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BECAUSE CHINESE LAW GOVERNS MANY OF OUR MATERIAL AGREEMENTS, WE MAY NOT BE ABLE TO ENFORCE OUR RIGHTS WITHIN THE PRC OR ELSEWHERE, WHICH COULD RESULT IN A SIGNIFICANT LOSS OF BUSINESS, BUSINESS OPPORTUNITIES OR CAPITAL.

Chinese law governs many of our material agreements, some of which may be with Chinese governmental agencies. We cannot assure you that we will be able to enforce any of our material agreements or that remedies will be available outside of the PRC.  The system of laws and the enforcement of existing laws and contracts in the PRC may not be as certain in implementation and interpretation as in the United States. The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital.

●	BECAUSE OUR FUNDS ARE HELD IN BANKS IN UNINSURED PRC BANK ACCOUNTS, THE FAILURE OF ANY BANK IN WHICH WE DEPOSIT OUR FUNDS COULD AFFECT OUR ABILITY TO CONTINUE IN BUSINESS.

Funds on deposit at banks and other financial institutions in the PRC are often uninsured.  A significant portion of our assets are in the form of cash deposited with banks in the PRC, and in the event of a bank failure, we may not have access to our funds on deposit.  Depending upon the amount of money we maintain in a bank that fails, our inability to have access to our cash could impair our operations, and, if we are not able to access funds to pay our suppliers, employees and other creditors, we may be unable to continue in business.

●
OUR BUSINESS COULD BE SEVERELY HARMED IF THE CHINESE GOVERNMENT CHANGES ITS POLICIES, LAWS, REGULATIONS, TAX STRUCTURE OR ITS CURRENT INTERPRETATIONS OF ITS LAWS, RULES AND REGULATIONS RELATING TO OUR OPERATIONS IN CHINA.

Our business is located in Fujian, China and virtually all of our assets are located in China.  We generate our sales revenue only from customers located in China.  Our results of operations, financial state of affairs and future growth are, to a significant degree, subject to China’s economic, political and legal development and related uncertainties. Our operations and results could be materially affected by a number of factors, including, but not limited to

●	Changes in policies by the Chinese government resulting in changes in laws or regulations or the interpretation of laws or regulations,
●	changes in taxation,
●	changes in employment restrictions,
●	import duties, and
●	currency revaluation.

INDEX

Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activities and greater economic decentralization. If the Chinese government does not continue to pursue its present policies that encourage foreign investment and operations in China, or if these policies are either not successful or are significantly altered, then our business could be harmed.  Following the Chinese government’s policy of privatizing many state-owned enterprises, the Chinese government has attempted to augment its revenues through increased tax collection.  It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.  Continued efforts to increase tax revenues could result in increased taxation expenses being incurred by us.  Economic development may be limited as well by the imposition of austerity measures intended to reduce inflation, the inadequate development of infrastructure and the potential unavailability of adequate power and water supplies, transportation and communications.  In addition, the Chinese government continues to play a significant role in regulating industry by imposing industrial policies.

●	THE CHINESE LAWS AND REGULATIONS WHICH GOVERN OUR CURRENT BUSINESS OPERATIONS ARE SOMETIMES VAGUE AND UNCERTAIN AND MAY BE CHANGED IN A WAY THAT HURTS OUR BUSINESS.

China’s legal system is a civil law system based on written statutes, in which system decided legal cases have little value as precedents, unlike the common law system prevalent in the United States. There are substantial uncertainties regarding the interpretation and application of Chinese laws and regulations, including but not limited to the laws and regulations governing our business, or the enforcement and performance of our arrangements with customers in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings.  The Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade.  However, because these laws and regulations are relatively new, and because of the limited volume of published cases and judicial interpretation and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.   We are considered an FIE under Chinese laws, and as a result, we must comply with Chinese laws and regulations.  We cannot predict what effect the interpretation of existing or new Chinese laws or regulations may have on our business.  If the relevant authorities find us to be in violation of Chinese laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation: levying fines; revoking our business and other licenses; requiring that we restructure our ownership or operations; and requiring that we discontinue any portion or all of our business.

●	A SLOWDOWN OR OTHER ADVERSE DEVELOPMENTS IN THE CHINESE ECONOMY MAY MATERIALLY AND ADVERSELY AFFECT OUR CUSTOMERS’ DEMAND FOR OUR SERVICES AND OUR BUSINESS.

All of our operations are conducted in China and all of our revenues are generated from sales to businesses operating in China.  Although the Chinese economy has grown significantly in recent years, such growth may not continue. We do not know how sensitive we are to a slowdown in economic growth or other adverse changes in Chinese economy which may affect demand for precision steel products.  A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in China may materially reduce the demand for our services and in turn reduce our results of operations.

●	FAILURE TO COMPLY WITH THE U.S. FOREIGN CORRUPT PRACTICES ACT AND CHINESE ANTI-CORRUPTION LAWS COULD SUBJECT US TO PENALTIES AND OTHER ADVERSE CONSEQUENCES.

Our executive officers, employees and other agents may violate applicable law in connection with the marketing or sale of our products, including China’s anti-corruption laws and the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business.  In addition, we are required to maintain records that accurately and fairly represent our transactions and have an adequate system of internal accounting controls.  Foreign companies, including some that may compete with us, are not subject to these prohibitions, and therefore may have a competitive advantage over us. The PRC also strictly prohibits bribery of government officials.  However, corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in the PRC.

While we intend to implement measures to ensure compliance with the FCPA and Chinese anti-corruption laws by all individuals involved with our company, our employees or other agents may engage in such conduct for which we might be held responsible.  If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.  In addition, our brand and reputation, our sales activities or the price of our ordinary shares could be adversely affected if we become the target of any negative publicity as a result of actions taken by our employees or other agents.

We have not had, and do not intend to have, any current or historic experience with non-compliance with FCPA or Chinese anti-corruption laws.

INDEX

●	THE IMPLEMENTATION OF THE NEW PRC EMPLOYMENT CONTRACT LAW AND INCREASES IN THE LABOR COSTS IN CHINA MAY HURT OUR BUSINESS AND PROFITABILITY.

A new employment contract law became effective on January 1, 2008 in China. It imposes more stringent requirements on employers in relation to entry into fixed-term employment contracts, recruitment of temporary employees and dismissal of employees. In addition, under the newly promulgated Regulations on Paid Annual Leave for Employees, which also became effective on January 1, 2008, employees who have worked continuously for more than one year are entitled to paid vacation ranging from 5 to 15 days, depending on the length of the employee’s service. Employees who waive such vacation entitlements at the request of the employer will be compensated for three times their normal daily salaries for each vacation day so waived. As a result of the new law and regulations, our labor costs may increase. There is no assurance that disputes, work stoppages or strikes will not arise in the future. Increases in the labor costs or future disputes with our employees could damage our business, financial condition or operating results.

●
UNDER THE CURRENT EIT LAW, CHINA YIDA AND HONG KONG YI TAT MAY BE CLASSIFIED AS “RESIDENT ENTERPRISES” OF CHINA, WHICH MAY SUBJECT CHINA YIDA AND HONG KONG YI TAT TO PRC INCOME TAX ON THEIR TAXABLE GLOBAL INCOME.

China passed an Enterprise Income Tax Law, or the EIT Law, and its implementation regulations, both of which became effective on January 1, 2008.  Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.  On April 22, 2009, the State Administration of Taxation issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the Notice, further interpreting the application of the EIT Law and its implementation with respect to non-Chinese enterprises or group controlled offshore entities.  Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) substantial assets and properties, accounting books, corporate chops, board and shareholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management often resident in China.  A resident enterprise would be generally subject to the uniform 25% enterprise income tax rate as to its worldwide income.  Although the Notice is directly applicable to enterprises registered in an offshore jurisdiction and controlled by Chinese domestic enterprises or groups, it is uncertain whether the PRC tax authorities will make reference to the Notice when determining the resident status of other offshore companies, such as Fujian Jin Tai.  Since substantially all of our management is currently based in China, it is likely we may be treated as a Chinese resident enterprise for enterprise income tax purposes.  The tax consequences of such treatment are currently unclear, as they will depend on how local tax authorities apply or enforce the EIT Law or the implementation regulations.

In addition, under the EIT Law and implementation regulations, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises” (and that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business) to the extent that such dividends have their source within the PRC unless there is an applicable tax treaty between the PRC and the jurisdiction in which an overseas holder resides which reduces or exempts the relevant tax.  Similarly, any gain realized on the transfer of shares by such investors is also subject to the 10% PRC income tax if such gain is regarded as income derived from sources within the PRC.

If we are considered a PRC “resident enterprise”, it is unclear whether the dividends we pay with respect to our shares, or the gain you may realize from the transfer of our shares, would be treated as income derived from sources within the PRC and be subject to PRC tax.  If we are required under the EIT Law to withhold PRC income tax on our dividends payable to our foreign shareholders, or if you are required to pay PRC income tax on the transfer of your shares, the value of your investment in our shares may be materially and adversely affected.

Risks Related to Our Common Stock Generally

●	OUR SHAREHOLDERS WILL EXPERIENCE DILUTION AS A RESULT OF THE CONVERSION OF OUR CLASS A WARRANTS.

As of the date hereof, we had warrants to purchase 773,812 shares of common stock (these warrants are convertible into common stock at a conversion price of $5.00 per share). To the extent such warrants are exercised and converted, there will be further dilution. In addition, in the event that any future financing should be in the form of securities convertible into, or exchangeable for, equity securities, investors may experience additional dilution upon the conversion or exchange of such securities. The warrants were exercisable as of September 6, 2009 and will expire on September 6, 2011.

INDEX

●
IF OUR COMMON STOCK WERE DELISTED AND DETERMINED TO BE A “PENNY STOCK,” A BROKER-DEALER MAY FIND IT MORE DIFFICULT TO TRADE OUR COMMON STOCK AND AN INVESTOR MAY FIND IT MORE DIFFICULT TO ACQUIRE OR DISPOSE OF OUR COMMON STOCK IN THE SECONDARY MARKET.

If our common stock were removed from listing with the NASDAQ, it may be subject to the so-called “penny stock” rules. The SEC has adopted regulations that define a “penny stock” to be any equity security that has a market price per share of less than $5.00, subject to certain exceptions, such as any securities listed on a national securities exchange. For any transaction involving a “penny stock,” unless exempt, the rules impose additional sales practice requirements on broker-dealers, subject to certain exceptions. If our common stock were delisted and determined to be a “penny stock,” a broker-dealer may find it more difficult to trade our common stock and an investor may find it more difficult to acquire or dispose of our common stock on the secondary market. Investors in penny stocks should be prepared for the possibility that they may lose their whole investment.

●	OUR FAILURE TO MEET THE LISTING REQUIREMENTS OF THE NASDAQ CAPITAL MARKET COULD RESULT IN A DE-LISTING OF OUR COMMON STOCK.

If after listing we fail to satisfy the continued listing requirements of the NASDAQ Capital Market, such as the corporate governance requirements and the minimum closing bid price requirement, NASDAQ may take steps to de-list our common stock, which could impair your ability to sell or purchase our common stock when you wish to do so. In the event of a de-listing, we would take actions to restore our compliance with NASDAQ’s listing requirements, but we can provide no assurance that any such action taken by us would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the NASDAQ minimum bid price requirement or prevent future non-compliance with NASDAQ’s listing requirements.

●	OUR COMMON STOCK IS SUBJECT TO PRICE VOLATILITY UNRELATED TO OUR OPERATIONS.

The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other companies in the same industry, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or us. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

INDEX

ITEM 1B.  UNRESOLVED STAFF COMMENTS.

None.

ITEM 2.  PROPERTIES

Our principal executive offices are located at 28/F, Yifa Building, No.111, Wusi Road, Fuzhou, Fujian Province, PRC. The office space is approximately 800 square meters in area.  The lease renews annually at an annual rate of approximately $8,800, which is the market rate in that area.

We lease approximately 200 square feet of office space located at 20955 Pathfinder Rd., #200-2, Diamond Bar, CA 91765 for our U.S. office. The term of the lease was for 12 months, from March 2009 to March 2010, at an annual rent of approximately $10,200, which is the market rate in that area.  After March 2010 the lease extends on a month to month basis.

We currently operate and manage six tourist destinations, including “City of Caves”, “Yang-sheng Paradise”, “Ming Dynasty Entertainment World”, “the Great Golden Lake,” “Hua’an Tulou’s Cluster” and “Yunding Park”.

●	City of Caves project is located in Fengyi County, west of Xinyu City.
●
The Yang-sheng Paradise project is located approximately two (2) kilometers from Zhangshu’s downtown, and within one hour travel from the adjacent airport of Nanchang, the capital city of Jiangxi Province.

●	Ming Dynasty Entertainment World is located in Bengbu, Anhui Province.
●	The Great Golden Lake is located in Taining, surrounding Sanming and Nanping of Fujian Province and Nanchang of Jiangxi Province.

●	Hua’an Tulou is approximately one hour and half drive away from Xiamen City, Fujian Province.
●	Yunding Park is approximately thirty (30) km from Fuzhou, the capital city of Fujian Province.

Through the agreements, we are entitled to obtain land-use rights of approximately 2,026 acres for our Yang-sheng Paradise, Yunding Park, Ming Dynasty Entertainment World and City of Caves destinations. By the end of year 2010, we obtained a total of approximately 32 acres of land use rights (no ownership) for Yunding Park.  We are still in administrative processes with local government branches to obtain land use rights for our tourist destinations. We expect to be able to obtain all the rights on the 790 acres within three years. The cost of the land will vary depending on the location but we expect to cost of the land to be between RMB 20,000 and RMB 600,000 per Mu which is equal to $515 and $15,444 per acre .  We will have the land use rights for the tourism property for forty (40) years from the date of acquisition.

ITEM 3  LEGAL PROCEEDINGS

As of December 31, 2010, we know of no material, active, pending or threatened proceeding against us, or our subsidiaries, nor are we involved as a plaintiff in any material proceeding or pending litigation.

ITEM 4. ( REMOVED AND RESERVED ).

INDEX

PART II

ITEM 5.  MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

We have two classes of equity securities: (i) common stock, par value $.001 per share, 19,551,785 shares of which were outstanding as of December 31, 2010, and (ii) preferred stock, par value $.001 per share, of which no shares were outstanding as of December 31, 2010.

Our common stock is listed on the NASDAQ Capital Market exchange under the symbol “CNYD.”

The table below sets forth the high and low sales prices for our common stock for the period indicated as reported on the NASDAQ Capital Market.

	Common Stock Market Price
Financial Quarter Ended	High ($)	Low ($)
March 31, 2010	14.00	10.65
June 30, 2010	15.32	11.05
September 30, 2010	13.10	8.01
December 31, 2010	12.78	8.32

March 31, 2009	1.00	0.15
June 30, 2009	9.00	1.10
September 30, 2009	9.25	2.00
December 31, 2009	16.45	8.00

Holders

At December 31, 2010, there were approximately 260 shareholders of record of our common stock. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms.

Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of our common stock representing a majority of the voting power of our capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation.

Although there are no provisions in our charter or by-laws that may delay, defer or prevent a change in control, we are authorized, without shareholder approval, to issue shares of preferred stock that may contain rights or restrictions that could have this effect.

Holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Dividends

There are no restrictions in our articles of incorporation or bylaws that prevent us from declaring dividends. The Delaware General Corporation Law, however, does prohibit us from declaring dividends where, after giving effect to the distribution of the dividend:

1. We would not be able to pay our debts as they become due in the usual course of business; or
2. Our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

INDEX

Our board of directors has not declared a dividend on our common stock during the last two fiscal years or the subsequent interim period.

We currently anticipate that we will retain any future earnings for use in our business. Consequently, we do not anticipate paying any cash dividends in the foreseeable future.

The payment of dividends in the future will depend upon our results of operations, as well as our short-term and long-term cash availability, working capital, working capital needs and other factors, as determined by our board of directors. Currently, except as may be provided by applicable laws, there are no contractual or other restrictions on our ability to pay dividends if we were to decide to declare and pay them.

Securities Authorized for Issuance Under Equity Compensation Plans

For information on Securities Authorized for Issuance Under Equity Compensation Plans, please see Part III, Item 12 Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Recent Sales of Unregistered Securities

None.

ITEM 6.  SELECTED FIANANCIAL DATA

Not applicable because the fiscal year ended December 31, 2010 is our first year being as an accelerated filer and our disclosure obligations shall follow the disclosure requirements as a small reporting company until the second fiscal year as being an accelerated filer. This section is not applicable to small reporting companies.

ITEM 7.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS.

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Form 10-K. The following discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 relating to future events or our future performance. Actual results may materially differ from those projected in the forward-looking statements as a result of certain risks and uncertainties set forth in this prospectus. Although management believes that the assumptions made and expectations reflected in the forward-looking statements are reasonable, there is no assurance that the underlying assumptions will, in fact, prove to be correct or that actual results will not be different from expectations expressed in this report.

General

Several significant transactions occurred in the year ended December 31, 2010. We currently operate the Great Golden Lake tourist destination (Global Geo-park), Hua’An Tulou cluster (or the “Earth Buildings”) tourist destination (World Culture Heritage), and Yunding Recreational Park (Large-scale National Recreational Park), covering over 300 square kilometers in total. Our media business provides operating management service, including channel and advertisement management for the FETV since 2004 and the “Journey through China on the Train” on-board railway program (“Railway Media”). As of December 31, 2010, we, through our wholly owned subsidiaries in China, have entered into four additional cooperation agreements respectively with the local Chinese government agents, namely, (i) the Anhui Province Bengbu Municipal Government; (ii) the Jiangxi Province Zhangshu Municipal Government; (iii) the Fenyi County, Xinyu City, Jiangxi Province Government; and (iv) the Fujian Education Media Limited Company, a wholly state-owned company organized by the Fujian Education Television Station (“FETV”). Under these agreements, we have obtained the right to construction and development of the Ming Dynasty Entertainment World Project (“Ming Dynasty Entertainment World”) including the purchase of the forty (40) years land use rights for a parcel of approximately 250 Mu for commercial land use purpose and another parcel of approximately 82.37 acres for industry land use purpose, as well as the construction of the Royal Hot Spring World project; the right to invest in construction and development of China Yang-sheng (Nourishing Life) Paradise Project (“Nourishing Life”) (including the following projects: (i) Salt Water Hot Spring SPA & Health Center, (ii) Yang-sheng Holiday Resort, (iii) World Yang-sheng Cultural Museum, (iii) International Camphor Tree Garden, (iv) Chinese Medicine and Herb Museum, (v) Yang-sheng Sports Club, (vi) Old Town of Chinese Traditional Medicine, and (vii) various other Yang-sheng related projects and tourism real estate projects) with a forty (40) year exclusive right to develop, operate and manage a variety of caves, hot springs and other natural and cultural tourist resources identified in the Meng Mountain area, and various caves and tourist resources of the Dagang Mountain located in Fenyi County, Xinyu City, Jiangxi Province (“The City of Caves”); and the five years (three year agreement with two year renewal) of exclusive management rights for the operation of the FETV channel (“FETV”).

We expect that our tourism business will be the primary source of our revenue over the next few years. Advertising business has been our primary source of revenue for the last two year because the tourism business has experienced the serious flooding and weather and the ads restriction was not executed by the local government. The revenue from advertising will decrease because of the new restriction on the advertisement and we expect that the revenue from tourism will increase. However, any increase in revenue will depend on the recovery of Great Golden Lake and the progress we make in our other tourist destinations. This expectation is also based on our new projects and construction of tourism destinations. Last year we experienced a significant flood at the Great Golden Lake which resulted in a sharp decrease of revenue because we had to close the park. It has taken a considerable amount of time for the natural beauty to be restored after the flood but we believe that the Great Golden Lake has started to recover and visitors will return to the park. Flooding does not occur on a regular basis either at the Great Golden Lake or in the province and we do not expect to see additional floods or other natural disasters affect our operations in the future. In 2012, we do not anticipate much new construction as we are maintaining our existing operations and restoring what is already built and in operation. We do not expect any construction or restoration to affect our operations.  Our advertising and tourism businesses are not seasonal. We have visitors to our parks throughout the year.

Overview

Advertising Business

For the advertising business, our advertising revenue is driven by the popularity of our television programs and the number of viewers tuning into our television station. If more people tune into our station, we will be able to attract more advertisers and charge more for each advertising spot. This will increase our revenues. We strive to keep our audience rating high in order to be able to sell all our advertising air time.

We generate our advertising revenue by selling air time to sponsors and companies that are interested in marketing their products to our television viewers. We incur administrative fees, business traveling fees, salaries, depreciation, automobile and interest costs in operating the advertising business.

Despite the fact that our revenues generating from the advertising business will decrease due to the ads restriction by the local government and media authorities, we will reduce the costs and expenses accordingly to maintain the high gross profit margins in the advertisement segment.

Tourism Business

For the tourism business, our revenue is driven by the reputation of our tourist destinations. We strive to offer quality tourist attractions that offer our visitors diverse entertainment, including catering, hotel, transportation and shopping. We generate our revenue from our visitors and tourists who are looking to enjoy our tourist location. We incur many costs associated with operating the tourist business, including, administration fees, business traveling fees, land use rights fees, and revenue sharing fees.

We entered into tourism management revenue sharing agreement with the Taining government with respect to the Great Golden Lake resort. We have contracted to share the revenue over the course of the agreement as follows: (i) from 2001 to 2006 we will receive 92% of the revenue and the Taining government will receive 8% of the revenue; (ii) from 2006 to 2012 we will receive 90% of the revenue and the Taining government will receive 10% of the revenue; (iii) from 2012 to 2016 we will receive 88% of the revenue and the Taining government will receive 12% of the revenue; (iv) from 2016 to 2022 we will receive 86% of the revenue and the Taining government will receive 14% of the revenue; (v) from 2022 to 2026 we will receive 84% of the revenue and the Taining government will receive 16% of the revenue; and (vi) from 2026 to 2032 we will receive 82% of the revenue and the Taining government will receive 18% of the revenue. Because of the decreasing revenue share that we will receive from the Great Golden Lake resort and the resort has not been fully recovered to its previous level due to the flood, we may be not able to maintain our revenues from Great Golden Lake.

However, with the recovery of Great Golden Lake and the expected grand openings of three new tourism projects in the future, we believe that we will be able to generate more revenues in order to maintain the high gross profit margins in the tourism segment.

INDEX

Results of Operations

During the years ended December 31, 2010 and 2009, we are organized into two (2) main business segments, tourism and advertisement. The following table presents a summary of operating information and certain year-end balance sheet information for the years ended December 31, 2010 and 2009:

	All amounts,	All amounts,	Increase/	Increase/
	other than	other than	(Decrease)	(Decrease)
	percentage, in	percentage, in	U.S. Dollar ($)	Percentage (%)
	U.S. dollars	U.S. dollars
	For the year	For the year	For the year	For the year
	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009
Net revenue
Advertisement	37,902,286	31,519,267	6,383,019	20.25
Tourism	16,623,761	19,709,684	(3,085,923)	-15.66
	54,526,047	51,228,951	3,297,096	6.44

Cost of revenue
Advertisement	8,096,232	6,541,382	1,554,850	23.77
Tourism	4,206,057	4,038,708	167,349	4.14
	12,302,289	10,580,090	1,722,199	16.28

Gross profit	42,223,758	40,648,861	1,574,897	3.87

Selling expenses	3,741,285	3,108,413	632,872	20.36
General and administrative expenses	3,883,009	3,145,192	737,817	23.46
Loss on construction in progress	403,057	-	403,057	100.00
Operating income	34,196,407	34,395,256	(198,849)	-0.58
Other income (expense)	(9,399)	115	(9,514)	-8,273.04
Interest income	91,866	28,344	63,522	224.11
Interest expenses	(41,654)	-	(41,654)	-100.00
Income tax expenses	8,990,470	8,930,414	60,056	0.67
Net income	25,246,750	25,493,301	(246,551)	-0.97
Net loss attributable to non-controlling interest	25,751	-	25,751	100.00
Net income	25,272,501	25,493,301	(220,880)	-0.87

INDEX

Net Revenue:

Net revenue increased by approximately $3.30 million or approximately 6%, from approximately $51.23 million for the year ended December 31, 2009 to approximately $54.53 million for the year ended December 31, 2010.

Our revenue from advertisement for the year ended December 31, 2010 was approximately $37.90 million and for the year ended December 31, 2009 was approximately $31.52 million, representing an increase of approximately $6.38 million or approximately 20%. This increase was primarily due to (i) organic growth of FETV’s revenue of $1.31 million from approximately $30.01 million for the year ended December 31, 2009 to approximately $31.32 million for the year ended December 31, 2010, and (ii) revenue growth generated from the “Journey through China on the Train” program which is the railway media broadcasting growing significantly during the year ended December 31, 2010.  The “Journey through China on the Train” program commenced and started generating revenue from the third quarter of 2009 with the increase of $5.07 million from approximately $1.51 million for the year ended December 31, 2009 to approximately $6.58 million for the year ended December 31, 2010.

Our revenue from tourism decreased by approximately $3.09 million or approximately 16%, from approximately $19.71 million for the year ended December 31, 2009 to approximately $16.62 million for the year ended December 31, 2010 , including $11.68 million from the Great Golden Lake resort, $.53 million from Yunding Park and $4.41 million from Hua’an Tulou. The primary sources of the revenues are entrance fees, tour shuttle bus fees and restaurants. The decrease was primarily due to the closure of our tourism destination in Great Golden Lake during the second half of 2010 because of the floods and restoration had an adverse effect on the number of tourists visiting the Great Golden Lake Resort.

Cost of Revenue:

Cost of revenue increased by approximately $1.72 million or approximately 16%, from approximately $10.58 million for the year ended December 31, 2009 to approximately $12.30 million for the year ended December 31, 2010.

Our cost of revenue from advertisement for the year ended December 31, 2010 was approximately $8.10 million and for the year ended December 31, 2009 was approximately $6.54 million, representing an increase of approximately $1.55 million or approximately 24%.  The increase was due to production costs for the railway media broadcasting and the acquisition of the commercial airtime rights to resell the commercial airtime to advertisers commencing August 1, 2010 through July 31, 2013 for FEVT.

Our cost of revenue from tourism for the year ended December 31, 2010 was approximately $4.21 million and for the year ended December 31, 2009 was approximately $4.04 million.  There was an increase of $0.17 million or approximately 4%. The increase was the result of the completion of construction at the resorts.  The construction in progress of $53,284,688 was transferred to property and equipment during the year ended December 31, 2010 and the corresponding depreciation expense has increased along with the addition of property and equipment in the tourism destinations, including Great Golden Lake, Yunding resort and Tulou resort during the year ended December 31, 2010.  There were no such depreciation increases for the additional property and equipment in tourism destinations of Great Golden Lake, Yunding resort and Tulou resort during the year ended December 31, 2009.

Gross profit:

Gross profit increased approximately $1.57 million, or approximately 4%, from approximately $40.65 million for the year ended December 31, 2009 to approximately $42.22 million for the year ended December 31, 2010. Our gross profit margin was approximately 77.4% for the year ended December 31, 2010, compared to approximately 79.4% for the same period in 2009, representing a decrease of approximately 2%.

Our gross profit from advertisement increased by approximately $4.83 million, or approximately 19.33%, from approximately $24.98 million for the year ended December 31, 2009 to approximately $29.81 million for the year ended December 31, 2010. Our gross profit margin from advertisement was approximately 78.64% for the year ended December 31, 2010, compared to the gross profit margin of advertisement of approximately 79.25% for the same period in 2009. The decrease of gross profit margin was primarily attributable to (i) the increased cost of the operations costs of FETV, including the acquisition of the commercial airtime rights for resale to commercial airtime to advertisers and (ii) the increased operations and costs of the “Journey through China on the Train”.

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Our gross profit from tourism decreased by approximately $3.25 million, or approximately 20.76%, from approximately $15.67 million for the year ended December 31, 2009 to approximately $12.42 million for the year ended December 31, 2010. Our gross profit margin from tourism was approximately 74.70% for the year ended December 31, 2010, compared to the gross profit margin of tourism of approximately 79.51% for the same period in 2009. The decrease of gross profit margin was primarily attributable to (i) the flooding on Great Golden Lake which had an adverse effect on the revenue and number of tourists visiting the Great Golden Lake and (ii) the increase of depreciation expense along an adverse with the addition of property and equipment in the resorts which increase the cost of revenue.

Operating Expenses:

Our operating expenses were approximately $8.03 million in the year ended December 31, 2010, compared to approximately $6.25 million in the year ended December 31, 2009, which represents an increase of approximately $1.78 million, or approximately 28%. The increase in our operating expenses was primarily due to (i) business expansions in our newly engaged operations in resorts, e.g. Anhui Yida, Jiangxi Zhangshu and Jiangxi Fenyi; (ii) increased financing costs and legal fees associated with our registered direct offering in February 2010; and (iii) a loss on construction in progress due to the flooding in the second half of 2010 in the Great Golden Lake.

Income Tax:

Income tax was approximately $8.99 million in the year ended December 31, 2010, representing an increase of approximately $60,000 or approximately 0.67%, compared to the approximately $8.93 million income tax in the year ended December 31, 2009. The increase was primarily attributable to higher revenue generated during the year ended December 31, 2010.

Net Income:

As a result of the above factors, we have net income of approximately $25.25 million in the year ended December 31, 2010 as compared to net income of approximately $25.49 million in the year ended December 31, 2009, representing a slight decrease of approximately $0.24 million or approximately 1.0%. The decrease was primarily attributable to the adverse effect of flooding in Great Golden Lake resort.

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity during 2010 include cash from operations and proceeds from our registered direct offering completed in February 2010. This offering provided net proceeds of approximately $26.7 million.

As of December 31, 2010, we had cash and cash equivalents of approximately $7.15 million as compared to approximately $5.78 million as of December 31, 2009, representing an increase of $1.37 million, which was primarily due to our registered direct offering mentioned above.  At December 31, 2010, our working capital was approximately $0.86 million.

The following table sets forth a summary of our cash flows for the years indicated:

	For the years ended December 31,
	2010	2009

Net cash provided by operating activities	$30,173,620	$29,985,013
Net cash used in investing activities	$(55,212,468)	$(36,080,647)
Net cash provided by financing activities	$26,105,028	$3,048,673

Net cash provided by operating activities was approximately $30.17 million for the year ended December 31, 2010, compared to net cash provided by operations of approximately $29.99 million for the year ended December 31, 2009.  The slight increase of $0.18 million was primarily due to the increase in net income by adding back the loss on construction in progress of Great Golden Lake written off because of flooding. For the year ended of December 31, 2009, the Great Golden Lake was open to the public for a full fiscal year and attracted approximately 637,000 visitors, compared to approximately 470,000 visitors for the year ended of December 31, 2010. With no natural disasters affecting our other tourist destinations, the net cash provided by operating activities from Tulou and Yunding Park met our expectation for the year of 2010.

INDEX

Net cash used in investing activities was approximately $55.21 million for the year ended December 31, 2010, compared to net cash used in investing activities of approximately $36.08 million for the year ended December 31, 2009, representing an increase in use of cash of approximately $19.13 million, mainly due to (i) increase in additions to property and equipment of approximately $1.99 million, primarily for our Yunding project, (ii) increase in additions to construction in progress of approximately $51.09 million, primarily for our Yunding resort, Jiangxi Zhangshu Yangsheng TianTang resort and Jiangxi Fenyi Dongdu resort projects, (iii) increase in additions to land use rights of approximately $1.94 million, primarily for our Yunding project, and (iv) an increase in long term prepayments for the design of resorts of approximately $0.19 million.

Net cash provided by financing activities amounted to approximately $26.11 million for the year ended December 31, 2010, compared to net cash provided by financing activities of approximately $3.05 million the year ended December 31, 2009, representing an increase of approximately $23.06 million, mainly due to (i) the net proceeds of approximately $26.68 million from the issuance of common stock in connection with a registered direct offering that we closed in February 2010, and (ii) the repayment of obligations under our airtime rights commitment of approximately $0.69 million.

Bank loans

Lender	Starting date	Maturity date	Amount

Taining Credit Union	March 30, 2009	March 30, 2012	2,571,161
Fujian Haixia Bank	November 5, 2010	November 5, 2011	1,209,957
Construction Bank	December 15, 2010	December 15, 2011	$574,730

Total bank loans			$4,355,848

The Company has three bank loans from three institutional lenders for the development of the tourism destinations. The following are the terms of such bank loans as of December 31, 2010:

On March 30, 2009, we entered into a loan agreement with Taining Credit Union for approximately $2.57 million.  The loan bears interest at 7.02% per annum and is due on March 20, 2012.

On November 5, 2010, we replaced the loan agreement with Fujian Haixia Bank (formerly known as Merchant bank of Fuzhou) with a new loan in the amount of approximately $1.21 million.  The loan bears interest at 6.67% per annum and is due on November 5, 2011.

On December 15, 2010, we replaced the loan agreement with Construction Bank with a new loan in the same amount of approximately $0.57 million.  The loan bears interest at 5.56% per annum and is due on December 15, 2011.

In the coming 12 months, we have approximately $1.78 million in bank loans that will mature. We plan to replace these loans with new bank loans in approximately the same aggregate amounts.

We believe that our currently available working capital, credit facilities referred to above and the expected additional credit facility should be adequate to sustain our operations at the current level for the next twelve months. We also believe that we have sufficient cash from the closing of our offering and from our operations and we generate sufficient profit to be able to satisfy and meet all of our long-term liquidity needs.

We recognize that there are certain PRC rules and regulations that may restrict businesses and impact their ability to fund operations and grow. Additionally , the local governments and domestic media authorities have recently begun prohibited specialized channels such as FETV from broadcasting TV shopping programs, TV screen mini ads and certain medical ads. We believe that these restrictions may have a negative impact on FETV’s advertising revenue which could lead to some uncertainty associated with forecasting our revenue.

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Obligations Under Material Contracts

Below is a table setting forth the Company’s material contractual obligations as of December 31, 2010:

		Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Bank Loans	$4,355,848	$1,784,687	$2,571,161	$-	$-
Operating Lease Obligations	38,752	32,851	5,901	-	-
Obligation under air time right	5,649,033	1,890,657	3,758,376	-	-
Total	$10,043,633	$3,708,195	$6,335,438	$-	$-

Capital Expenditures

As of December 31, 2010, the total estimated contract costs to complete our announced tourist destinations capital expenditure commitments were $38,649,000 (RMB 255.54 million) of which the Company has completed $29,290,000 (RMB 193.66 million).  The remaining $9,359,000 (RMB 61.88 million) will be paid by the end of 2011. The following is a detailed chart of the estimated expenses for each portion of the tourism destinations to be completed in 2011 (all figures are in US Dollars):

Activity	Total Contract Cost (Estimate)	Amount Funded as of December 31,2010	Expecting Remaining Amount To Be Funded
Develop the water and power systems at the Yunding resort	$3,757,000	$3,437,793	$319,207
Complete the restaurant in Gorges at the Yunding resort	$2,388,000	$2,120,451	$267,549
Landscape the grounds at the Yunding resort	$998,000	$893,856	$104,144
Build parking area at the Yunding resort	$1,180,000	$1,066,275	$113,725
Repair tourist stations for sightseeing at the Yunding resort	$945,000	$881,757	$63,243
Install highway barriers for safety reason at the Yunding resort	$2,462,000	$2,174,899	$287,101
Build restaurant in Yunshan at the Yunding resort	$935,000	$837,896	$97,104
Construct roads at the Jiangxi Zhangshu Yangsheng TianTang resort	$13,698, 000	$9,062,585	$4,635, 415
Build roads at the Jiangxi Fenyi Dongdou resort	$12, 286,000	$8,814,544	$3,471, 456
TOTAL	$38, 649,000	$29,290,056	$9,358, 944

2011-2012 Outlook

In 2010, we have entered into agreements to develop three new tourism projects, the Ming Dynasty Entertainment World in Bengbu City, Anhui province, the China Yang-sheng (Nourishing Life) Paradise in Zhangshu City, Jiangxi province, and the City of Caves in Fenyi City, Jiangxi province, which represent our commitment to expanding our business operations by applying our current business model to the development of other valuable tourist destinations throughout China. We expect these three projects will complete their first phase of construction and be open to the public by the end of 2012. In addition, in September 2010 we timely announced the grand opening of our Yunding Park to the public. Over the course of the next few years, we intend to further grow and expand our businesses in China’s tourism, media, entertainment and other related industry by further developing the existing attractions, and acquiring additional tourist areas. All required funds will be financed either through our revenues and cash flows or by financings and bank loan. We believe that we have sufficient cash from the closing of our offering and from our operations and we generate sufficient profit to be able to satisfy and meet all of our long-term liquidity needs.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make assumptions, estimates, and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operations. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

Basis of presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.  The functional currency is Chinese Renminbi; however the accompanying financial statements have been translated and presented in United States Dollars ($).

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Principles of consolidation

The accompanying consolidated financial statements include the accounts of China Yida and its wholly-owned subsidiaries Keenway Limited, Hong Kong Yi Tat, Fujian Jintai Tourism , Fuyu, Hongda, Fujian Yida, Tulou , Fujian Yintai, Anhui Yida, Yongtai Yunding, Jiangxi Zhangshu, Jiangxi Fenyi and the accounts of its variable interest entity, Fujian Jiaoguang Media. All significant inter-company accounts and transactions have been eliminated in consolidation.

Consolidation of Variable Interest Entities

According to the requirements of ASC 810, an Interpretation of Accounting Research Bulletin No. 51 that requires a Variable Interest Entity ("VIE"), the Company has evaluated the economic relationships of Fujian Jiaoguang which signed an exclusive right agreement with the Company. Therefore, Fujian Jiaoguang is considered to be a VIE, as defined by ASC Topic 810-10, of which the Company is the primary beneficiary.

Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amount of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made. However, actual results could differ materially from those results. The most significant estimates include depreciation, useful lives of property and equipment, deferred income taxes, useful life of intangible assets and contingencies. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation. Gains or losses on disposals are reflected as gain or loss in the year of disposal. The cost of improvements that extends the life of property, and equipment are capitalized. These capitalized costs may include structural improvements, equipment, and fixtures. All ordinary repair and maintenance costs are expensed as incurred.

Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets or lease term as follows:

Building	20 years
Electronic Equipment	5 to 8 years
Transportation Equipment	8 years
Office Furniture	5 to 8 years
Leasehold improvement	Lesser of term of the lease or the estimated useful lives of the assets

Impairment

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.

The Company tests long-lived assets, including property and equipment, intangible assets and construction in progress, for recoverability at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount is greater than its fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows as the rate the Company utilizes to evaluate potential investments.

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Revenue recognition

Sales revenue is recognized at the date of service rendered to customers when a formal arrangement exists, the price is fixed or determinable, the services rendered, no other significant obligations of the Company exist and collectability is reasonably assured. Payments received before satisfaction of all of the relevant criteria for revenue recognition are recorded as unearned revenue.

Net revenue represents gross revenue net of Value Added Tax (“VAT”).

Revenues from advance resort ticket sales are recognized when the tickets are used. Revenues from our contractors who have tourism contracts with us are generally recognized over the period of the applicable agreements commencing with the tourists visiting the resort. The Company also sells admission and activities tickets for a resort which the Company has the management right.

The Company sells the television air time to third parties. The Company records advertising sales when advertisements are aired.

The Company has no allowance for product returns or sales discounts because services that are rendered and accepted by the customers are normally not refundable and discounts are normally not granted after service has been rendered.

Foreign currency translation

The Company uses the United States dollar ("U.S. dollars") for financial reporting purposes. The Company's subsidiaries maintain their books and records in their functional currency, being the primary currency of the economic environment in which their operations are conducted. In general, for consolidation purposes, the Company translates the subsidiaries' assets and liabilities into U.S. dollars using the applicable exchange rates prevailing at the balance sheet dates, and the statements of income are translated at average exchange rates during the reporting periods. Gain or loss on foreign currency transactions are reflected on the income statement. Gain or loss on financial statement translation from foreign currency are recorded as a separate component in the equity section of the balance sheet and is included as part of accumulated other comprehensive income. The functional currency of the Company and its subsidiaries in China is the Chinese Renminbi.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized.

The Company applied the provisions of ASC 740-10-50, “Accounting For Uncertainty In Income Taxes”, which provides clarification related to the process associated with accounting for uncertain tax positions recognized in our financial statements. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period.

Fair values of financial instruments

The carrying amounts reported in the consolidated financial statements for current assets and currently liabilities approximate fair value due to the short-term nature of these financial instruments.

INDEX

In 2008, the Company adopted ASC 820-10, “Fair Value Measurements and Disclosures”, which establishes a single authoritative definition of fair value and a framework for measuring fair value and expands disclosure of fair value measurements for both financial and nonfinancial assets and liabilities. This standard defines fair value, provides guidance for measuring fair value and requires certain disclosures. This standard does not require any new fair value measurements, but discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flows) and the cost approach (cost to replace the service capacity of an asset or replacement cost). For purposes of ASC 820-10-15, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other than those meeting the definition of a financial asset or financial liability as defined in ASC-820-10-15-15-1A.

Stock-based compensation

The Company records stock-based compensation expense pursuant to ASC 718-10, "Share Based Payment Arrangement,” which requires companies to measure compensation cost for stock-based employee compensation plans at fair value at the grant date and recognize the expense over the employee's requisite service period. The Company’s expected volatility assumption is based on the historical volatility of Company’s stock or the expected volatility of similar entities. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination behavior. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Stock-based compensation expense is recognized based on awards expected to vest, and there were no estimated forfeitures as the Company has a short history of issuing options. ASC 718-10 requires forfeitures to be estimated at the time of grant and revised in subsequent periods, if necessary, if actual forfeitures differ from those estimates.

Recent accounting pronouncements

In December 2009, FASB issued new guidance regarding improvements to financial reporting by enterprises involved with variable interest entities. The new guidance provides an amendment to its consolidation guidance for variable interest entities and the definition of a variable interest entity and requires enhanced disclosures to provide more information about an enterprise’s involvement in a variable interest entity. This amendment also requires ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity and is effective January 1, 2010. The Company adopted this guidance on January 1, 2010 which had no impact on our consolidated financial position or results of operations.

In January 2010, FASB issued an amendment regarding improving disclosures about fair value measurements. This new guidance requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. There was no impact from the adoption of this guidance to our consolidated financial position or results of operations as the amendment only addresses disclosures.

In April 2010, FASB issued an amendment to Stock Compensation. The amendment clarifies that an employee stock-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity shares trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. We do not anticipate any impact from our adoption of this guidance since our stock-based payment awards have an exercise price denominated in the same currency of the market in which our Company shares are traded.

Inflation and Seasonality

Our operating results and operating cash flows historically have not been materially affected by inflation or seasonality.

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Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity or capital expenditures, or capital resources that are material to an investment in our securities.

ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOUSURES ABOUT MARKET RISK

Not applicable because the fiscal year ended December 31, 2010 is our first year being as an accelerated filer and our disclosure obligations shall follow the disclosure requirements as a small reporting company until the second fiscal year as being an accelerated filer. This section is not applicable to small reporting companies.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

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CHINA YIDA HOLDING CO. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

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Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of
China Yida Holding, Co.

We have audited the accompanying consolidated balance sheet of China Yida Holding, Co. and Subsidiaries as of December 31, 2010, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for the year then ended. We also have audited China Yida Holding, Co. and Subsidiaries internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  China Yida Holding, Co.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Yida Holding, Co. and Subsidiaries as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, China Yida Holding, Co. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Friedman LLP

New York, New York
March 16, 2011

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Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of
China Yida Holding Co. and subsidiaries

We have audited the accompanying consolidated balance sheet of China Yida Holding Co. and subsidiaries as of December 31, 2009 and the related consolidated statements of income, stockholders' equity, and cash flows for the year ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Yida Holding Co. and Subsidiaries as of December 31, 2009 and the results of their operations and their cash flows for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Kabani & Company, Inc.

Certified Public Accountants

Los Angeles, California

March 22, 2010

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CHINA YIDA HOLDING CO. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$7,146,684	$5,776,678
Accounts receivable	27,724	2,003
Other receivables, net	160,133	190,424
Advances and prepayments	1,020,000	1,432,138
Deferred tax assets	280,266	-
Total current assets	8,634,807	7,401,243

Property and equipment, net	89,739,372	32,995,885
Construction in progress	35,191,692	36,730,184
Intangible assets, net	14,042,432	7,874,938
Long-term prepayments	193,593	1,012,230
Deferred tax assets	19,913	-
Total assets	$147,821,809	$86,014,480

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Short-term loans	$1,784,687	$1,731,060
Current obligation under airtime rights commitment	1,890,657	-
Accounts payable	1,229,237	57,277
Accrued expenses and other payables	638,026	1,145,565
Taxes payable	2,255,208	2,835,655
Total current liabilities	7,797,815	5,769,557

Long-term obligation under airtime rights commitment	3,758,376	-
Long-term debt	2,571,161	2,495,190
Total liabilities	14,127,352	8,264,747

Commitments and contingencies

Stockholders' equity
Preferred stock ($0.001 par value, 10,000,000 shares authorized, none issued and outstanding)	-	-
Common stock ($0.0001 par value, 100,000,000 shares authorized, 19,551,785 and 17,062,064 issued and outstanding as of December 31, 2010 and 2009, respectively)	1,955	1,706
Additional paid in capital	48,478,086	21,711,384
Accumulated other comprehensive income	7,000,839	3,190,162
Retained earnings	75,569,652	50,297,151
Statutory reserve	2,549,330	2,549,330
	133,599,862	77,749,733
Non-controlling interest	94,595	-
Total stockholders' equity	133,694,457	77,749,733
Total liabilities and stockholders' equity	$147,821,809	$86,014,480

The accompanying notes are an integral part of these consolidated financial statements.

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CHINA YIDA HOLDING CO. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31

	2010	2009
Net revenue
Advertisement	$37,902,286	$31,519,267
Tourism	16,623,761	19,709,684

Total net revenue	54,526,047	51,228,951

Cost of revenue
Advertisement	8,096,232	6,541,382
Tourism	4,206,057	4,038,708

Total cost of revenue	12,302,289	10,580,090

Gross profit	42,223,758	40,648,861

Operating expenses
Selling expenses	3,741,285	3,108,413
General and administrative expenses	3,883,009	3,145,192
Loss on construction in progress	403,057	-

Total operating expenses	8,027,351	6,253,605

Income from operations	34,196,407	34,395,256

Other income (expense)
Other income (expense), net	(9,399)	115
Interest income	91,866	28,344
Interest expenses	(41,654)	-

	40,813	28,459

Income before income tax and non-controlling interest	34,237,220	34,423,715

Less: Provision for income tax	8,990,470	8,930,414

Net income	25,246,750	25,493,301
Net loss attributed to non-controlling interest	25,751	-

Net income attributable to China Yida Holding Co.	25,272,501	25,493,301

Other comprehensive income
Foreign currency translation gain	3,810,027	56,085

Other comprehensive income	$29,082,528	$25,549,386

Earnings per share
- Basic	$1.30	$1.50
- Diluted	$1.27	$1.47

Weighted average shares outstanding
- Basic	19,395,982	17,023,344
- Diluted	19,836,128	17,314,084

The accompanying notes are an integral part of these consolidated financial statements.

INDEX

CHINA YIDA HOLDING CO. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	Common Stock		Additional	Accumulated other			Non-
	Number of shares	Par Value	paid-in capital	comprehensive income	Retained earnings	Statutory reserve	controlling interest	Total

Balance at December 31, 2008	17,021,447	$1,702	$21,627,394	$3,134,077	$27,353,180	$-	$-	$52,116,353
Stock based compensation	-	-	83,994	-	-	-	-	83,994
Cashless exercised warrants	40,617	4	(4)	-	-	-	-	-
Foreign currency translation	-	-	-	56,085	-	-	-	56,085
Net income for the year ended December 31, 2009	-	-	-	-	25,493,301	-	-	25,493,301
Transfer to statutory reserve	-	-	-	-	(2,549,330)	2,549,330	-	-
Balance at December 31, 2009	17,062,064	1,706	21,711,384	3,190,162	50,297,151	2,549,330	-	77,749,733
Contribution of non-controlling interest			-	-	-	-	6,049,790	6,049,790
Stock based compensation	-	-	83,994	-	-	-	-	83,994
Shares issued for cash	2,489,721	249	26,682,708	-	-	-	-	26,682,957
Foreign currency translation	-	-	-	3,810,677	-	-	(650)	3,810,027
Net income (loss) for the year ended December 31, 2010	-	-	-	-	25,272,501	-	(25,751)	25,246,750
Loan to non-controlling interest	-	-	-	-	-	-	(5,928,794)	(5,928,794)
Balance at December 31, 2010	19,551,785	$1,955	$48,478,086	$7,000,839	$75,569,652	$2,549,330	$94,595	$133,694,457

The accompanying notes are an integral part of these consolidated financial statements.

INDEX

CHINA YIDA HOLDING CO. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$25,246,750	$25,493,301
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,020,087	1,447,319
Amortization	2,373,869	1,490,535
Bad debt recovery	-	(4,398)
Loss on construction in progress	403,057	-
Stock based compensation	83,994	83,994
Deferred tax	(300,179)	-
Changes in operating assets and liabilities:
Accounts receivable	(25,027)	74,587
Other receivables, net	27,895	(143,514)
Advances and prepayments	382,929	(1,238,668)
Accounts payable	1,058,874	(7,325)
Accrued expenses and other payables	(446,794)	681,919
Taxes payable	(651,835)	2,107,263
Net cash provided by operating activities	30,173,620	29,985,013

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	(1,987,263)	(275,929)
Additions to construction in progress	(51,090,719)	(34,793,109)
Additions to intangible assets	(1,945,661)	-
Additions to long-term prepayments for acquisition of property and equipment	(188,825)	(1,011,609)
Net cash used in investing activities	(55,212,468)	(36,080,647)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contributed by non-controlling interest	5,900,793	-
Due from non-controlling interest	(5,782,777)	-
Net proceeds from issuance of common stock	26,682,957	-
Repayment of obligation under airtime rights commitment	(695,945)	-
Repayment of short-term loans	(1,740,734)	-
Proceeds from short-term loans	1,740,734	3,048,673
Net cash provided by financing activities	26,105,028	3,048,673

EFFECT OF EXCHANGE RATE CHANGES ON CASH	303,826	108,591

NET INCREASE (DECREASE) IN CASH	1,370,006	(2,938,370)
CASH, BEGINNING OF YEAR	5,776,678	8,715,048
CASH, ENDING OF YEAR	$7,146,684	$5,776,678

SUPPLEMENTAL DISCLOSURES:
Non-cash investing and financing activities:
Transfer from construction in progress to property and equipment	$53,284,688	$-
Transfer from advances and prepayments to property and equipment	$1,107,744	$-
Capitalized interest in construction in progress	$288,155	$213,950
Capitalized airtime rights commitment under intangible assets	$5,512,955	$-
Cash paid during the year for:
Income tax	$9,970,251	$6,910,558
Interest	$288,155	$210,319

The accompanying notes are an integral part of these consolidated financial statements.

INDEX

CHINA YIDA HOLDING CO. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

China Yida Holding Co. ("China Yida") and its subsidiaries (collectively the "Company”, “we”, “us”, or “our”) engage in tourism and advertisement businesses in the Peoples Republic of China.

Keenway Limited was incorporated under the laws of the Cayman Islands on May 9, 2007 for the purpose of functioning as an off-shore holding company to obtain ownership interests in Hong Kong Yi Tat International Investment Co., Ltd (“Hong Kong Yi Tat”), a company incorporated under the laws of Hong Kong. Immediately prior to the Merger (defined below), Mr. Chen Minhua and his wife, Ms. Fan Yanling, were the majority shareholders of Keenway Limited.

On November 19, 2007, we entered into a share exchange and stock purchase agreement with Keenway Limited, Hong Kong Yi Tat, and with the shareholders of Keenway Limited at that time, including Chen Minhua, Fan Yanling, Zhang Xinchen, Extra Profit International Limited, and Lucky Glory International Limited (collectively, the “Keenway Limited Shareholders”), pursuant to which in exchange for all of their shares of Keenway Limited common stock, the Keenway Limited Shareholders received 90,903,246 newly issued shares of our common stock and 3,641,796 shares of our common stock which was transferred from some of our then existing shareholders (the “Merger”). As a result of the closing of the Merger, the Keenway Limited Shareholders owned approximately 94.5% of our then issued and outstanding shares on a fully diluted basis and Keenway Limited became our wholly owned subsidiary.

Hong Kong Yi Tat was incorporated as the holding company of our operating entities, Fujian Jintai Tourism Industrial Development, Co, Ltd., and Fujian Jiaoguang Media, Co., Ltd., Yida (Fujian) Tourism Group., Ltd., and Fujian Yida Tulou Tourism Development Co. Ltd (“Tulou”).  Hong Kong Yi Tat does not have any other operation.

Fujian Jintai Tourism Developments Co., Ltd. (“Fujian Jintai”) has a wholly owned subsidiary, Fuzhou Hongda Commercial Services Co., Ltd, (“Hongda”).  The operation of Fujian Jintai is to develop the Great Golden Lake dam, one of our tourism destinations.

Hongda does not have any operation except for owning 100% of the ownership interest in Fuzhou Fuyu Advertising Co., Ltd. (“Fuyu”) which is engaged in the operations of our media business. On March 15, 2010, Hongda entered into an equity transfer agreement with Fujian Yunding Tourism Industrial Co., Ltd, (currently known as Yida (Fujian) Tourism Group Limited, “Fujian Yunding”), pursuant to which Fujian Yunding acquired 100% of the issued and outstanding shares of Fuyu from Hongda at the aggregate purchase price of RMB 3,000,000.  As a result, Fujian Yunding became the 100% holding company of Fuyu.

Fujian Jintai originally also owned 100% of the ownership interest in Fujian Yintai Tourism Co., Ltd. (“Yintai”). On March 15, 2010 Fujian Jintai entered into an equity transfer agreement with Fujian Yunding, pursuant to which Fujian Yunding acquired 100% of the issued and outstanding common stock of Yintai from Fujian Jintai at the aggregate purchase price of RMB 5,000,000. As a result, Yintai became a wholly owned subsidiary of Fujian Yunding.  Yintai was deregistered on November 18, 2010.

Fujian Yida Tulou Tourism Development Co. Ltd’s (“Tulou”) primary business relates to the operation of the Hua’An Tulou cluster, one of our tourism destinations.

On April 12, 2010, our operating subsidiary “Fujian Yunding Tourism Industrial Co., Ltd” changed its name to “Yida (Fujian) Tourism Group Limited” for our expanding business in operations of domestic tourism destinations in China by acquiring new tourism destinations. Yida (Fujian) Tourism Group Limited’s (“Fujian Yida”) primary business relates to the operations of our Yunding tourism destination and all of our newly engaged tourism destinations, and the management of our media business.

INDEX

CHINA YIDA HOLDING CO. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND DESCRIPTION OF BUSINESS (CONTINUED)

On March 16, 2010, Fujian Yida formed a wholly owned subsidiary, Yongtai Yunding Resort Management Co. (“Yongtai Yunding”) which currently has no material business operations. We plan to develop Yongtai Yunding into a business entity primarily focusing on the operations of our Yunding tourism destination.

Fujian Jiaoguang Media Co., Ltd. (“Fujian Jiaoguang”) and the Company’s contractual relationship comply with the requirements of the Accounting Standard Codification ("ASC") 810, to consolidate Jiaoguang’s financial statements as a Variable Interest Entity. During the current period, Fujian Jiaoguang had no material business operations.

Fuzhou Fuyu Advertising Co., Ltd.. (“Fuyu”) concentrates on the mass media segment of our business.  Its primary business is focused on advertisements, including media publishing, television, cultural and artistic communication activities, and performance operation and management activities.

On April 15, 2010, we entered into agreement with Anhui Xingguang Group to set up a new subsidiary – Anhui Yida Tourism Development Co. Ltd ("Anhui Yida") by investing 60% of the equity interest, and Anhui Xingguang Group owns 40% of the equity interest of Anhui Yida. The total paid-in capital of Anhui Yida was $14,687,307 (equals RMB 100 million). Anhui Yida's primary business relates to the operation of our tourism destinations, specifically, Ming dynasty culture tourist destination.

On July 6, 2010 Fujian Yida formed a wholly owned subsidiary, Jiangxi Zhangshu (Yida) Tourism Development Co., Ltd. (“Jiangxi Zhangshu”) which currently has no material business operations. The total paid-in capital of Jiangxi Zhangshu was $1,762,477 (equals RMB 12 million). We plan to develop Jiangxi Zhangshu into a business entity primarily focusing on the operations of a new tourist destination.

On July 7, 2010 Fujian Yida formed a wholly owned subsidiary, Jiangxi Fenyi (Yida) Tourism Development Co., Ltd. (“Jiangxi Fenyi”) which currently has no material business operations. The total paid in capital of Jiangxi Fenyi was $2,937,461 (equals RMB 20 million). We plan to develop Jiangxi Fenyi into a business entity primarily focusing on the operations of a new tourist destination.

2.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.  The functional currency is the Chinese Renminbi, however the accompanying financial statements have been translated and presented in United States Dollars ($).

b. Principles of consolidation

The accompanying consolidated financial statements include the accounts of China Yida and its wholly-owned subsidiaries Keenway Limited, Hong Kong Yi Tat, Fujian Jintai, Fuyu, Hongda, Fujian Yida, Tulou, Fujian Yintai, Anhui Yida, Yongtai Yunding, Jiangxi Zhangshu, Jiangxi Fenyi and the accounts of its variable interest entity, Fujian Jiaoguang. All significant inter-company accounts and transactions have been eliminated in consolidation.

Consolidation of Variable Interest Entities

According to the requirements of ASC 810, an Interpretation of Accounting Research Bulletin No. 51 that requires a Variable Interest Entity ("VIE"), the Company has evaluated the economic relationships of Fujian Jiaoguang which signed an exclusive right agreement with the Company. Therefore, Fujian Jiaoguang is considered to be a VIE, as defined by ASC Topic 810-10, of which the Company is the primary beneficiary.

The carrying amount and classification of Fujian Jiaoguang’s assets and liabilities included in the Consolidated Balance Sheets are as follows:

	December 31, 2010	December 31, 2009
Total current assets*	$11,005,172	$2,140,905
Total assets	11,020,336	2,140,905
Total current liabilities#	8,398,261	8,051,051
Total liabilities	$8,398,261	$8,051,051

* Including current account of $11,001,921 and $1,955,511as at December 31, 2010 and 2009 to be eliminated in consolidation.
# Including current account of $7,086,393 and $6,820,308 as at December 31, 2010 and 2009 to be eliminated in consolidation.

INDEX

CHINA YIDA HOLDING CO. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

c. Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amount of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made. However, actual results could differ materially from those results.  The most significant estimates reflected in the consolidated financial statements include depreciation, useful lives of property and equipment, deferred income taxes, useful life of intangible assets and contingencies. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

d. Cash and cash equivalents

The Company considers all cash on hand and in banks, certificates of deposit and other highly-liquid investments with original maturities of three months or less, when purchased, to be cash and cash equivalents.

e. Accounts receivable

The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. As of December 31, 2010 and 2009, the Company had accounts receivable of $27,724 and $2,003, respectively.  Based on the management’s judgment, no allowance for doubtful accounts is required at the balance sheet dates.

f. Advances and prepayments

The Company advances funds to certain vendors for purchase of its construction materials and necessary services.

g. Property and equipment

Property and equipment are recorded at cost less accumulated depreciation. Gains or losses on disposals are reflected as gain or loss in the year of disposal. The cost of improvements that extends the life of property, and equipment are capitalized. These capitalized costs may include structural improvements, equipment, and fixtures. All ordinary repair and maintenance costs are expensed as incurred.

Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets or lease term as follows:

Building	20 years
Electronic Equipment	5 to 8 years
Transportation Equipment	8 years
Office Furniture	5 to 8 years
Leasehold improvement	Lesser of term of the lease or the estimated useful lives of the assets

h. Impairment

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.

Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows as the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available, judgments and projections are considered necessary. There was no impairment of long-lived assets as of December 31, 2010 and 2009.

INDEX

CHINA YIDA HOLDING CO. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

i. Revenue recognition

Sales revenue is recognized at the date of service rendered to customers when a formal arrangement exists, the price is fixed or determinable, the services rendered, no other significant obligations of the Company exist and collectability is reasonably assured. Payments received before satisfaction of all of the relevant criteria for revenue recognition are recorded as unearned revenue. Unearned revenue was $22,616 and $0 as of December 31, 2010 and 2009, respectively, which was included in other payables and accrued expenses.

Net revenue represents gross revenue net of Value Added Tax (“VAT”).

Revenues from advance resort ticket sales are recognized when the tickets are used. Revenues from our contractors who have tourism contracts with us are generally recognized over the period of the applicable agreements commencing with the tourists visiting the resort. The Company also sells admission and activities tickets for a resort which the Company has the management right.

The Company sells the television air time to third parties. The Company records advertising sales when advertisements are aired.

The Company has no allowance for product returns or sales discounts because services that are rendered and accepted by the customers are normally not refundable and discounts are normally not granted after service has been rendered.

j. Advertising costs

The Company expenses the cost of advertising as incurred or, as appropriate, the first time the advertising takes place. Advertising costs for the years ended December 31, 2010 and 2009 were $618,025 and $493,061, respectively.

There was a contract in force for the period of August 1, 2003 to July 31, 2010 between a related party (Xinhengji, XHJ) and a Television ("TV") Station (Owned by The Chinese Government) that provided for prepaid airtime to be purchased and utilized by the related party in return for payment of RMB 5,000,000 and purchase of suitable programming for the station in the amount of an additional RMB 5,000,000 (Educational Programming). XHJ is 80% owned by a shareholder of the Company and 20% owned by the shareholder’s mother.

XHJ assigned the rights of the above contract to the Company to manage the commercial air time of the TV station. XHJ was responsible for paying RMB 5,000,000 to purchase the TV programs and entitled to revenue other than the commercial revenue and the Company was responsible for paying the air time of RMB 5,000,000. It also stated that if the Company helped XHJ to purchase the TV programs and if paid equaling or more than RMB 5,000,000 then the Company did not have to pay RMB 5,000,000 for air time anymore. The amount paid over the air time of RMB 5,000,000 by the Company was the Company’s advertising costs incurred and charged as cost of sales against specific airtime segments and this will not be reimbursed by XHJ.  The above agreement expired on July 31, 2010 without renewal.

k. Post-retirement and post-employment benefits

Full time employees of subsidiaries of the Company participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, employee housing, and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries of the Company make contributions to the government for these benefits based on a certain percentages of employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were $139,676 and $86,369 for the years ended December 31, 2010 and 2009 respectively.  Other than the above, neither the Company nor its subsidiary provide any other post-retirement or post-employment benefits.

l. Foreign currency translation

The Company uses the United States dollar ("U.S. dollars") for financial reporting purposes. The Company's subsidiaries maintain their books and records in their functional currency, being the primary currency of the economic environment in which their operations are conducted. In general, for consolidation purposes, the Company translates the subsidiaries' assets and liabilities into U.S. dollars using the applicable exchange rates prevailing at the balance sheet dates, and the statements of income are translated at average exchange rates during the reporting periods. Gain or loss on foreign currency transactions are reflected on the income statement. Gain or loss on financial statement translation from foreign currency are recorded as a separate component in the equity section of the balance sheet and is included as part of accumulated other comprehensive income. The functional currency of the Company and its subsidiaries in China is the Chinese Renminbi.

INDEX

CHINA YIDA HOLDING CO. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

m. Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized.  The deferred income tax assets was $300,179 and $0 as of December 31, 2010 and 2009, respectively.

The Company applied the provisions of ASC 740-10-50, “Accounting For Uncertainty In Income Taxes”, which provides clarification related to the process associated with accounting for uncertain tax positions recognized in our financial statements. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. As of December 31, 2010, management considered that the Company had no uncertain tax positions, and will continue to evaluate for uncertain positions in the future.

The Company’s uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities with the major one being the China Tax Authority. The open tax year for examination in PRC is 5 years.

China Yida is subject to U.S. Federal and California state examination by tax authorities for years after 2006.

n. Fair values of financial instruments

The carrying amounts reported in the consolidated financial statements for current assets and currently liabilities approximate fair value due to the short-term nature of these financial instruments.

In 2008, the Company adopted ASC 820-10, “Fair Value Measurements and Disclosures”, which establishes a single authoritative definition of fair value and a framework for measuring fair value and expands disclosure of fair value measurements for both financial and nonfinancial assets and liabilities. This standard defines fair value, provides guidance for measuring fair value and requires certain disclosures. This standard does not require any new fair value measurements, but discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flows) and the cost approach (cost to replace the service capacity of an asset or replacement cost). For purposes of ASC 820-10-15, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other than those meeting the definition of a financial asset or financial liability as defined in ASC-820-10-15-15-1A.

o. Stock-based compensation

The Company records stock-based compensation expense pursuant to ASC 718-10, "Share Based Payment Arrangement ,” which requires companies to measure compensation cost for stock-based employee compensation plans at fair value at the grant date and recognize the expense over the employee's requisite service period. The Company’s expected volatility assumption is based on the historical volatility of Company’s stock or the expected volatility of similar entities. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination behavior. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Stock-based compensation expense is recognized based on awards expected to vest, and there were no estimated forfeitures as the Company has a short history of issuing options. ASC 718-10 requires forfeitures to be estimated at the time of grant and revised in subsequent periods, if necessary, if actual forfeitures differ from those estimates.

INDEX

CHINA YIDA HOLDING CO. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

p. Earnings per share (EPS)

Earnings per share is calculated in accordance with ASC 260. Basic earnings per share is based upon the weighted average number of common shares outstanding. Diluted earnings per share is based on the assumption that all dilutive convertible shares and stock instruments were converted or exercised. Options and warrants are assumed to be exercised at the beginning of the period if the average stock price for the period is greater than the exercise price of the warrants and options.

q. Statutory Reserves

In accordance with the relevant laws and regulations of the PRC and the articles of association of the Company, the Company is required to allocate 10% of their net income reported in the PRC statutory accounts, after offsetting any prior years’ losses, to the statutory surplus reserve, on an annual basis. When the balance of such reserve reaches 50% of the respective registered capital of the subsidiaries, any further allocation is optional.

As at December 31, 2010, the statutory reserve of the subsidiaries already reached 50% of the registered capital of the subsidiaries and the Company did not have any further allocation on it.

The statutory surplus reserves can be used to offset prior years’ losses, if any, and may be converted into registered capital, provided that the remaining balances of the reserve after such conversion is not less than 25% of registered capital. The statutory surplus reserve is non-distributable.

r. Segment reporting

ASC 250, "Disclosure About Segments of an Enterprise and Related Information" requires use of the "management approach" model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

s. Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.  The reclassifications have no impact on the Company’s 2009 statement of operations and retained earnings.

t. Recent accounting pronouncements

In December 2009, FASB issued new guidance regarding improvements to financial reporting by enterprises involved with variable interest entities. The new guidance provides an amendment to its consolidation guidance for variable interest entities and the definition of a variable interest entity and requires enhanced disclosures to provide more information about an enterprise’s involvement in a variable interest entity. This amendment also requires ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity and is effective January 1, 2010. The Company adopted this guidance on January 1, 2010 which had no impact on our consolidated financial position or results of operations.

In January 2010, FASB issued an amendment regarding improving disclosures about fair value measurements. This new guidance requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. There was no impact from the adoption of this guidance to our consolidated financial position or results of operations as the amendment only addresses disclosures.

In April 2010, FASB issued an amendment to Stock Compensation. The amendment clarifies that an employee stock-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity shares trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. We do not anticipate any impact from our adoption of this guidance since our stock-based payment awards have an exercise price denominated in the same currency of the market in which our Company shares are traded.

INDEX

CHINA YIDA HOLDING CO. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.  PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31, 2010	December 31, 2009
Building	$91,824,909	$34,903,503
Electronic Equipment	315,037	303,652
Transportation Equipment	2,099,199	74,281
Office Furniture	38,417	128,765
	94,277,562	35,410,201
Less: Accumulated Depreciation	(4,538,190	(2,414,316)
Property and equipment, net	$89,739,372	$32,995,885

Depreciation expense for the years ended December 31, 2010 and 2009 were $2,020,087 and $1,447,319, respectively.

4.  CONSTRUCTION IN PROGRESS

Construction in progress amounted to $35,191,692 and $36,730,184 as of December 31, 2010 and 2009.  It is mainly related to the construction of new tourist resorts which the Company has developed. This includes management rights in Yunding; various small ongoing projects related to the Great Golden Lake dam; new constructions projects related to the Jiangxi Zhangshu Yangsheng TianTang resort and Jiangxi Fenyi Dongdou resort; and the construction of an earthen building in Tulou. The estimated completion date of the construction projects in progress is December 31, 2011.  The amount of capitalized interest included in construction in progress for the years ended December 31, 2010 and 2009 amounted $288,155 and $213,950, respectively.

The new tourist resort in Yunding opened on September 28, 2010 at which time the Company then transferred the related construction in progress of $50,019,707 to property and equipment. The second phase of construction of the Yunding resort has started and is included in construction in progress as of December 31, 2010.  Other ongoing construction in progress of $3,264,981 related to the earthen building in Tulou was transferred to property and equipment during the year ended December 31, 2010.  In addition, construction in progress of $403,057 in Jintai was written off as a loss because of the flooding for the year ended December 31, 2010 which was related to the construction of the Great Golden Lake . Construction in progress with a total amount of $53,284,688 was transferred to property and equipment during the year ended December 31, 2010.

The Company advances and prepays certain amounts as project deposits.  These balances are interest free and unsecured. As of December 31, 2010 and 2009, advances and prepayments amounted to $1,020,000 and $1,432,138, respectively.

There are certain projects which were still under construction. As of December 31, 2010 and 2009, the Company paid long term prepayments for these construction projects amounted to $193,593 and $1,012,230, respectively.

For the years ended December 31, 2010 and 2009, the construction in progress consists of the projects related to the construction of the following:

	December 31,	December 31,
	2010	2009

Great Golden Lake	$2,785,712	$2,863,600
Yunding resort (Phases I and II)	14,406,456	32,926,837
Jiangxi Zhangshu Yangsheng TianTang resort	9,127,911	-
Jiangxi Fenyi Dongdou resort	8,871,613	-
Hua' an Tulou Cluster	-	939,747
	$35,191,692	$36,730,184

INDEX

CHINA YIDA HOLDING CO. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	December 31, 2010	December 31, 2009

Management right of tourist resort	$5,293,566	$5,134,223
Advertising board	6,806,013	6,601,500
Commercial airtime rights	6,362,551	-
Land use right	1,994,790	-
	20,456,920	11,735,723
Accumulated amortization	(6,414,488	(3,860,785)
Intangible assets, net	$14,042,432	$7,874,938

The Company acquired a 30 year tourist resort management right in August 2001 from unrelated parties for purchase consideration of $5,293,566 (RMB35,000,000).

The Company entered into an agreement with a third party on February 29, 2008 and obtained a five-year advertising right for 30 outside advertising boards in Fuzhou city for purchase consideration of $6,806,013 (RMB 45,000,000). The agreement has a five-year term.

On August 1, 2010, the Company entered into a commercial airtime rights agreement with a television station. Under the terms of the agreement, the Company can obtain commercial airtime and resell to advertisers from August 1, 2010 to July 31, 2013 for a monthly fee of $151,245 (RMB 1,000,000). The fee will be increased by 20% annually on every August 1. The agreement can be renewed for two additional years, with mutual agreement between the parties. Since the Company is reselling the commercial airtime to advertisers, the Company has present-valued the monthly payments, including the 20% annual increase, using the market borrowing rate of 7% for three years and recorded $6,362,551 (RMB42,067,917) as commercial airtime rights as an intangible asset, $6,606,370 (RMB43,680,000) as obligation under airtime rights commitment, and $243,819 (RMB1,612,083) as deferred interest at inception (See note 9).

At inception, the Company had made an initial assessment that there is no assurance the Company will exercise the option for two additional years and therefore, the Company has only considered the present value of the monthly fee for the first three years under the terms of the agreement.

On October 31, 2010, the Company entered into an agreement with the regional government in PRC for development of the Yunding resort and acquired the land use rights for 40 years for purchase consideration of $1,994,790 (RMB13,189,150).

Amortization expense for the years ended December 31, 2010 and 2009 amounted to $2,373,869 and $1,490,535, respectively.

Estimated amortization for the next five years and thereafter is as follows:

Year ending December 31,
2011	$3,708,375
2012	3,708,375
2013	1,690,352
2014	226,322
2015	226,322
Thereafter	4,482,686
$14,042,432

INDEX

CHINA YIDA HOLDING CO. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables represents payables to unrelated parties for goods and services rendered.  The amounts are $638,026 and $1,145,565 as of December 31, 2010 and 2009, respectively.

7.  TAXES PAYABLE

Taxes payable consist of the following:

	December 31, 2010	December 31, 2009
City planning tax	$9,370	$7,140
Business tax payable	207,262	201,820
Payroll tax payable	4,851	3,317
Income tax payable	1,914,874	2,533,023
Education surcharge payable	7,979	6,625
Cultural construction fee payable	110,872	83,730
Total	$2,255,208	$2,835,655

8.  BANK LOANS

Short-term loans

Short-term loans represent the borrowings from commercial banks that are due within one year. These loans consisted of the following:

	December 31, 2010	December 31, 2009
Loan from Construction Bank, interest rate at 5.56% per annum, due December 15, 2011, collateralized by the Tulou’s property.	$574,730	$557,460
Loan from Fujian Haixia bank (formerly known as Merchant bank of Fuzhou), interest rate at 6.67% per annum, due November 5, 2011, guaranteed by Fujian Jintai Tourism Developments Co., Ltd.	1,209,957	1,173,600
Total	$1,784,687	$1,731,060

The Company has renewed the loan from Merchant bank of Fuzhou, with interest at 6.67% per annum with a due date of November 5, 2011.

The Company has renewed the loan from Construction Bank, with interest at 5.56% per annum with a due date of December 15, 2011.

Interest expense for the years ended December 31, 2010 and 2009 amounted to $109,659 and $81,411, respectively. The interest expense was all capitalized as part of construction in progress.

Property and equipment with a net book value of $1,187,710 is pledged as collateral for these short-term loans.

Long-term debt

Long term debt consists of the following:

	December 31, 2010	December 31, 2009
Loan from Taining Credit Union, interest rate at 7.02% per annum, due March 20, 2012, collateralized by the management rights of the Great Golden Lake.	$2,571,161	$2,495,190

Interest expense for the years ended December 31, 2010 and 2009 amounted to $178,496 and $132,539, respectively. The interest expense was all capitalized as part of construction in progress.

A management right of one of the tourist resorts with a net book value of $3,631,975 is used as collateral for the long-term debt.

INDEX

CHINA YIDA HOLDING CO. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.   OBGLIATION UNDER AIRTIME RIGHTS COMMITMENT

Obligation under airtime rights commitment (See note 5) consists of the following:

For the year ending December 31,

2011	$1,966,182
2012	2,359,417
2013	1,524,547
5,850,146
Less: deferred interest	(201,113)
5,649,033
Less: current portion	(1,890,657)
$3,758,376

Maturities of the long-term debt:
2011	$1,890,657
2012	2,268,788
2013	1,489,588
$5,649,033

10.  INCOME TAX

The Company is subject to Hong Kong (“HK”) and People’s Republic of China (“PRC”) profit tax. For certain operations in HK and PRC, the Company has incurred net accumulated operating losses for income tax purposes.

United States

The Company is incorporated in the United States of America and is subject to United States federal taxation. No provisions for income taxes have been made as the Company has no taxable income for the year. The applicable income tax rate for the Company for the years ended December 31, 2010 and 2009 was 34%.  No tax benefit has been realized since a valuation allowance has offset the deferred tax asset resulting from the net operating losses.

Cayman Islands

Keenway Limited, a wholly owned subsidiary of the Company, is incorporated in the Cayman Islands and, under the current laws of the Cayman Islands, is not subject to income taxes.

Hong Kong

Hong Kong Yi Tat, a wholly owned subsidiary of the Company, is incorporated in Hong Kong. Hong Kong Yi Tat is subject to Hong Kong taxation on its activities conducted in Hong Kong and income arising in or derived from Hong Kong. No provisions for income taxes have been made as Hong Kong Yi Tat has no taxable income for the year. The applicable statutory tax rate for the subsidiary for the years ended December 31, 2010 and 2009 was 16.5% and 17.5%, respectively.

PRC

Effective on January 1, 2008, the PRC Enterprise Income Tax Law, EIT Law, and Implementing Rules impose an unified enterprise income tax rate of 25% on all domestic-invested enterprises and foreign investment enterprises in PRC, unless they qualify under certain limited exceptions. As such, starting from January 1, 2008, the Company’s subsidiaries in PRC are subject to an enterprise income tax rate of 25%.

INDEX

CHINA YIDA HOLDING CO. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  INCOME TAX (CONTINUED)

The provision for income tax consists of the following:

	For The Years Ended
	December 31,
	2010	2009

Current
USA	$-	$-
China	9,290,649	8,930,414
	9,290,649	8,930,414
Deferred
USA
Deferred tax asset from NOL carryforwards	442,902	91,804
Valuation allowance	(442,902)	(91,804)

China
Current portion:
Temporary difference from general and administrative expenses	274,546	-
Allowance for doubtful accounts for other receivables	5,720	-
	280,266

Non current portion:
Deferred tax asset from NOL carryforwards	98,373	270,212
Temporary difference from airtime rights expenses	(34,040)	-
Temporary difference from capitalized interest	54,253	-
Valuation allowance	(98,673)	(270,212)
	19,913	-

Less : Net deferred income tax benefit	300,179	-
Total provision of income tax	$8,990,470	$8,930,414

The following is a reconciliation of the provision for income taxes at the PRC and Hong Kong tax rate to the income taxes reflected in the Statement of Income:

	December 31,	December 31,
	2010	2009

Tax expense at statutory rate - US	$35.0%	$34.0%
Changes in valuation allowance - US	(35.0%)	(34.0%)
Tax expense at statutory rate - HK	$16.5%	$17.5%
Changes in valuation allowance - HK	(16.5%)	(17.5%)
Foreign income tax rate - PRC	25.0%	25.0%
Other (a)	1.3%	1.0%
Effective income tax rates	$26.3%	$26.0%

(a)	Other represents expenses incurred by the Company that are not deductible for PRC income taxes for the years ended December 31, 2010 and 2009, respectively.

In assessing the realisability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the net operating losses and temporary differences become deductible. Management considered projected future taxable income and tax planning strategies in making this assessment.

As of December 31, 2010, the valuation allowance for deferred income tax assets was $541,575 including $442,902 incurred in US parent company and $98,373 incurred in China subsidiaries. As of December 31, 2009, the valuation allowance for deferred income tax assets was $362,016 including $91,804 incurred in US parent company and $270,212 incurred in China subsidiaries. The change in total allowance for the year ended December 31, 2010 and 2009 was an increase of $179,559 and $0, respectively.

INDEX

CHINA YIDA HOLDING CO. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.  STOCKHOLDERS’ EQUITY

1) SECURITY ISSUANCE AGREEMENT

On January 22, 2010, China Yida entered into a placement agency agreement with Newbridge Securities Corporation (the “Placement Agent”), pursuant to which the Placement Agent agreed to use its reasonable best efforts to arrange for the sale of up to 2,489,721 shares of the Company’s common stock, par value $0.001 per share, in a “registered direct” offering at a purchase price of $11.50 per share. The Company has agreed to pay the Placement Agent an aggregate fee equal to 6%, including a corporate financing fee equal to 1%, of the gross proceeds received in the offering. The Company has also agreed to reimburse the Placement Agent for expenses incurred by it in connection with the offering, with a maximum expense reimbursement of $150,000.

As a result of this placement, China Yida raised approximately $ 28.63 million in gross proceeds, which left China Yida with $26,682,957 in net proceeds after the deduction of offering expenses in the amount of $1,948,835. The Company paid the placement agent $1,867,907 including the agent fee of $1,717,907 and the other offering expenses of $150,000. In connection with this placement, China Yida paid approximately $81,000 in other costs.

In connection with the closing of a financing transaction on November 19, 2007, the Company granted Pope Investments II, LLC and certain other investors Class A Warrants that were exercisable for a total of 6,666,667 shares of the Company’s common stock (the “Warrant Shares”) at $1.25 per share (the “Exercise Price”), and were exercisable as of September 6, 2009 and will expire on September 6, 2011. Subject to the provisions of the Class A Warrants, warrant holders may elect to exercise the Class A Warrants on a cashless basis. Pursuant to Section 18 of the Class A Warrants, the Company shall have the option to call 50% of the Class A Warrants at a redemption price of $0.001 per share of the Warrant Shares upon the Company’s achievement of the 2008 performance threshold, and shall have the option to call 100% of the Warrant Shares underlying the then outstanding Class A Warrants upon the Company’s achievement of net income of $39,000,000 for the fiscal year of 2010.

On April 14, 2009, in reliance upon Section 18 of the Class A Warrants, the Company exercised its call option to redeem a total of 3,333,331 Warrant Shares at $0.001 per share for a total of $3,336.

The assumptions used for warrants issued with the share purchase using the Black Scholes calculation are as follows:

Risk-free interest rate	2.5%
Expected life of the options	3 years
Expected volatility	514.17%
Expected dividend yield	0%

In June 2009, the Company effectuated a 4:1 reverse stock split (the “Split”). As a result, the remaining 3,333,336 Warrant Shares underlying the Class A Warrants were reduced to 833,337 and the Exercise Price was increased to $5 per share.

Following is a summary of the warrant activity for the year ended December 31, 2010:

Outstanding, December 31, 2008	6,666,667
Redemption	(3,333,331)
4:1 Reverse Split	(2,499,999)
Exercised during 2009	(59,525)
Outstanding, December 31, 2009	773,812
Exercised during 2010	-
Outstanding, December 31, 2010	773,812

 Warrants outstanding at December 31, 2010 and related weighted average price and intrinsic value are as follows:

Exercise Price	Total Warrants Outstanding	Weighted Average Remaining Life (Years)	Total Weighted Average Exercise Price	Warrants Exercisable	Weighted Average Exercise Price	Intrinsic Value
$5.00	773,812	0.67	$5.00	773,812	$5.00	$3,992,870

INDEX

CHINA YIDA HOLDING CO. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.  STOCKHOLDERS’ EQUITY (CONTINUED)

2) REVERSE SPLIT

The Company effectuated a 4:1 reverse stock split during the quarter ended June 30, 2009. All financial statements presented are retroactively stated.

3) STOCK-BASED COMPENSATION

On June 10, 2009 (the “Grant Date”), the Company entered into a Non-qualified Stock Option Agreement with one of the Company’s directors, pursuant to which, the Company issued the director non-qualified stock options (the “Stock Options”) to purchase a total of 30,000 shares of the Company’s common stock as compensation for his services to be rendered as the Company’s director.  One half of the Stock Options shall vest on the sixth month anniversary of the Grant Date (the “First Vesting Date”) and become exercisable at an exercise price equal to the market price of the Company’s common stock on the First Vesting Date and the second half of Stock Options shall vest on the twelveth month anniversary of the Grant Date (the “Second Vesting Date”) and become exercisable at an exercise price equal to the market price of the Company’s common stock on the Second Vesting Date

The Company valued the stock options using the Black-Scholes model with the following assumptions:

	Expected	Expected	Dividend	Risk Free	Grant Date
	Term	Volatility	Yield	Interest Rate	Fair Value
Director	5.25	356%	0%	3.11%	$5.60

The following is a summary of the option activity:

Number of Options
Outstanding as of December 31, 2008	-
Granted	30,000
Exercised	-
Forfeited	-
Outstanding as of December 31, 2009	30,000
Granted	-
Exercised	-
Forfeited	-
Outstanding as of December 31, 2010	30,000

Following is a summary of the status of options outstanding at December 31, 2010:

Outstanding and Exercisable options
Average Exercise price	Number	Average remaining contractual life (years)
$14.84	15,000	8.50
$13.67	15,000	8.50

For the years ended December 31, 2010 and 2009, the Company recognized approximately $83,994 and $83,994, respectively, as stock-based compensation expense for its stock option plan, which is included in general and administrative expenses.

INDEX

CHINA YIDA HOLDING CO. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.  NON-CONTROLLING INTEREST

On April 15, 2010, the Company established a new subsidiary, Anhui Yida.  The Company has a 60% interest and Anhui Xingguang Group holds a 40% equity.  As of December 31, 2010, non-controlling interest was $6,023,389 and its share of net loss and accumulated other comprehensive income for 2010 was $25,751 and $650, respectively.

Anhui Yida has not commenced operations as of December 31, 2010, the total paid-in capital of Anhui Yida was $14,821,985 (equals RMB 98 million), Anhui Yida made loans to the Company and Anhui Xingguang Group according to their equity interest of Anhui Yida as interest-free loans after deduction of setup fees for Anhui Yida which amounted to $302,489 (equals RMB 2 million).  According to the proportion of equity interest of Anhui Yida, $5,928,794 (39.2 million) represents the interest-free loan to non-controlling interest and is due on demand.  This interest-free loan was offset against the non-controlling interest and the balance was $94,595 as of December 31, 2010.

13.   MAJOR CUSTOMERS AND VENDORS

There were no major customers which accounted for over 10% of the total net revenue for the years ended December 31, 2010 and 2009. There are no major vendors which accounted for over 10% of the total purchases for the years ended December 31, 2010 and 2009. The Company extends credit to its customers based upon its assessment of their credit worthiness and generally does not require collateral.

14.   RISKS AND UNCERTAINTIES

The Company’s operations are all carried out in the PRC.  The Company’s business, financial condition and results of operations is subject to special considerations and significant risks. These risks include, among others, the political, economic and legal environments and foreign currency exchange rates. The Company’s results from operations may, among other things, be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to: laws and regulations, anti-inflationary measures, currency conversions and remittances abroad, and rates and methods of taxation.

15.  COMMITMENTS

(1) Operating commitments

Operating commitments consist of leases for office space under various operating lease agreements which expire in August 2012.

Operating lease agreements generally contain renewal options that may be exercised at the Company’s discretion after the completion of the terms. The Company's obligations under various operating leases are as follows:

Year ending December 31:

2011	$32,851
2012	5,901
Total minimum payments	$38,752

The Company incurred rental expenses of $96,500 and $55,951 for the years ended December 31, 2010 and 2009, respectively and which included $8,851 and $8,771, respectively, paid to Xin Hengji Holding Company Limited, a related party.

INDEX

CHINA YIDA HOLDING CO. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.  COMMITMENTS (CONTINUED)

(2) Capital Commitment

Yunding resort

The Company has commenced the second phase of construction for the Yunding resort.  The second phase of construction is as follows:

The Company entered into a construction contract with an unrelated party to develop water and power systems at the Yunding resort in October 2010. The total estimated contract costs to complete are $3,757,000 (RMB 24.84 million) of which the Company has completed $3,437,793 (RMB 22.73 million) as of December 31, 2010.

The Company entered into a construction contract with an unrelated party to construct a restaurant in Gorges at the Yunding resort in October 2010. The total estimated contract costs to complete are $2,388,000 (RMB 15.79 million) of which the Company has completed $2,120,451 (RMB 14.02 million) as of December 31, 2010.

The Company entered into a construction contract with an unrelated party to develop a landscape supporting project at the Yunding resort in October 2010. The total estimated contract costs to complete are $998,000 (RMB 6.60 million) of which the Company has completed $893,856 (RMB 5.91 million) as of December 31, 2010.

The Company entered into a construction contract with an unrelated party to construct a parking area at the Yunding resort in October 2010. The total estimated contract costs to complete are $1,180,000 (RMB 7.80 million) of which the Company has completed $1,066,275 (RMB 7.05 million) as of December 31, 2010.

The Company entered into a construction contract with an unrelated party to construct a repair stations for sightseeing cars at the Yunding resort in October 2010. The total estimated contract costs to complete are $945,000 (RMB 6.25 million) of which the Company has completed $881,757 (RMB 5.83 million) as of December 31, 2010.

The Company entered into a construction contract with an unrelated party to build highway barriers for safety reason at the Yunding resort in October 2010. The total estimated contract costs to complete are $2,462,000 (RMB 16.28 million) of which the Company has completed $2,174,899 (RMB 14.38 million) as of December 31, 2010.

The Company entered into a construction contract with an unrelated party to construct another restaurant in Yunshan at the Yunding resort in October 2010. The total estimated contract costs to complete are $935,000 (RMB 6.18 million) of which the Company has completed $837,896 (RMB 5.54 million) as of December 31, 2010.

As of December 31, 2010, the total amount of the construction contracts for Yunding resort is $12,665,000 (RMB 83.74 million) and the Company has paid RMB11,412,927 (RMB 75.46 million).  The remaining 1,252,308 (RMB 8.28 million) will be paid by the end of 2011 when the construction is completed.

Jiangxi Zhangshu Yangsheng TianTang resort

The Company entered into a construction contract with an unrelated party to build roads at the Jiangxi Zhangshu Yangsheng TianTang resort in October 2010. The total estimated contract costs to complete are $13,698,000 (RMB 90.57 million) of which the Company has completed $9,062,585 (RMB 59.92 million) as of December 31, 2010.  The remaining $4,635,651 (RMB 30.65 million) will be paid by the end of 2011.

Jiangxi Fenyi Dongdou resort

The Company entered into a construction contract with an unrelated party to build roads at the Jiangxi Fenyi Dongdou resort in October 2010. The total estimated contract costs to complete are $12,286,000 (RMB 81.23 million) of which the Company has completed $8,814,544 (RMB 58.28 million) as of December 31, 2010.  The remaining $3,471,067 (RMB 22.95 million) will be paid by the end of 2011.

As at December 31, 2010, the total estimated contract costs to complete are $38,649,000 (RMB 255.54 million) of which the Company has completed $29,290,000 (RMB 193.66 million).  The remaining $9,359,000 (RMB 61.88 million) will be paid by the end of 2011.

INDEX

CHINA YIDA HOLDING CO. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.  CONTIGENCIES

Litigation

The Company is a party to various legal actions arising in the ordinary course of business.  The Company’s management does not expect the legal matters involving the Company would have a material impact on the Company’s consolidated financial position or results of operations.

17.  EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution of securities by including other potential common stock, including convertible preferred stock, stock options and warrants, in the weighted average number of common shares outstanding for the year, if dilutive.  The numerators and denominators used in the computations of basic and dilutive earnings per share are presented in the following table:

	December 31,	December 31,
	2010	2009
BASIC
Numerator for basic earnings per share attributable to the Company’s common stockholders:
Net income used in computing basic earnings per share	$25,272,501	$25,493,301

Basic earnings per share	$1.30	$1.50

Basic weighted average shares outstanding	19,395,982	17,023,344

	December 31,	December 31,
	2010	2009
DILUTED
Numerator for diluted earnings per share attributable to the Company’s common stockholders:
Net income used in computing diluted earnings per share	$25,272,501	$25,493,301

Diluted earnings per share	$1.27	$1.47

Weighted average outstanding shares of common stock	19,395,982	17,023,344
Warrants and contingently issuable shares	440,146	290,740
Diluted weighted average shares outstanding	19,836,128	17,314,084

Potential common shares outstanding as of December 31:
Warrants outstanding	773,812	773,812

For the years ended December 31, 2010 and 2009, 30,000 options were not included in the diluted EPS because the average stock price was lower than the strike price of these options.

INDEX

CHINA YIDA HOLDING CO. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. BUSINESS SEGMENTS

During the years ended December 31, 2010 and 2009, the Company is organized into two main business segments: advertisement and tourism. The primary business relates to tourism at the Great Golden Lake dam, Yunding resort and Tulou resort. The Company offers bamboo rafting, parking lot service, photography services and ethnic cultural communications. The primary business related to advertisement is focused on advertisements, including media publishing, television, cultural and artistic communication activities, and performance operation and management activities. The following table presents a summary of operating information and certain balance sheet information for the two segments for the years ended:

	December 31,	December 31,
	2010	2009
Revenues from unaffiliated customers:
Advertisement	$37,902,286	$31,519,267
Tourism	16,623,761	19,709,684
Total	$54,526,047	$51,228,951

Operating income (loss):
Advertisement	$28,183,691	$23,714,997
Tourism	7,363,617	11,034,036
Others	(947,844)	(353,777)
Total	$34,599,464	$34,395,256

Net income (loss):
Advertisement	$20,913,896	$17,698,552
Tourism	4,981,549	8,153,611
Others	(648,695)	(358,862)
Total	$25,246,750	$25,493,301

Capital expenditure:
Advertisement	$5,659	$13,303
Tourism	53,056,759	35,055,735
Total	$53,062,418	$35,069,038

	December 31, 2010	December 31, 2009
Identifiable assets:
Advertisement	$9,990,752	$13,385,770
Tourism	136,088,730	72,156,635
Others	1,742,327	472,075
Total	$147,821,809	$86,014,480

Others represent reconciling amounts including certain assets which are excluded from segments and adjustments to eliminate inter-company transactions.

INDEX

CHINA YIDA HOLDING CO. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. SUBSEQUENT EVENTS

On January 21, 2011, the Company granted to its Chief Financial Officer and Vice President of Investor Relations, an option to each purchase 75,000 shares of the Company's Common Stock. The exercise price of the options is $9.75. 15,000 shares shall vest and become exercisable on the grant date, and 20,000 shares shall vest and become exercisable on the one-year anniversary of the grant date, 20,000 shares shall vest and become exercisable on the second-year anniversary of the grant date and 20,000 shares shall vest and become exercisable on the third-year anniversary of the grant date for each grant. The options have a ten year life.

On January 26, 2011, the Company entered into a loan agreement with Industrial and Commercial Bank of China Limited for $10,587,000 (RMB 70 million).  The loan bears interest at 6.40% per annum, $377,981 is due in 2011; $983,091 is due in 2012; $1,285,580 is due in 2013; $1,663,692 is due in 2014; $2,041,804 is due in 2015; $2,117,426 is due in 2016 and $2,117,426 is due in 2017. The loan is secured by the assets of its subsidiary, Jintai. The Company also pledged the right to collect resort ticket sales at Yunding resort to the bank as additional collateral.

INDEX

ITEM 9.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On August 8, 2010, the Company accepted the resignation of BDO China Li Xin Da Hua CPA Co., Ltd (“BDO Li Xin Da Hua”), ceasing to act as our independent auditors and, on August 9, 2010 we engaged Friedman LLP (“Friedman”), an Independent Registered Public Accounting Firm, to serve as our independent auditors. The engagement of Friedman LLP was approved by our Audit Committee on August 9, 2010. BDO Li Xin Da Hua was appointed as our independent auditors on May 20, 2010.  BDO Li Xin Da Hua did not complete any interim reviews for us or issue any audit report on our financial statements from the appointment date of May 20, 2010 to the date of resignation, August 8, 2010. The Company and BDO Li Xin Da Hua did not have any disagreements with regard to any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure for the audited financials from the date of engagement, May 20, 2010, through the date of resignation, August 8, 2010, which disagreements, if not resolved to the satisfaction of BDO Li Xin Da Hua, would have caused it to make reference to the subject matter of the disagreements in connection with its reports.  However, as noted, BDO Li Xin Da Hua did not audit any financial statements prior to its resignation. During the period from May 20, 2010 to the date of resignation, the Company did not experience any reportable events as set forth in Item 304(a)(1)(v) of Regulation S-K except that BDO Li Xin Da Hua identified that the Company lacks a good system of internal controls, such as inadequate documentation for certain transactions and lack of competent and well trained personnel to furnish US GAAP based reporting documents to be filed. The lack of a good system of internal controls, such as inadequate documentation for certain transactions and lack of competent and well trained personnel to furnish US GAAP based reporting documents has been addressed and we have hired Audit Prep Limited as an outside consultant to assist us in maintain effective controls and to implement the necessary controls and procedures to ensure that we have adequate management of our financial books and records. We believe that this step has remedied any deficiency that BDO Li Xin Da Hua recognized. Prior to engaging Friedman, the Company has not consulted Friedman regarding the application of accounting principles to a specified transaction, completed or proposed, the type of audit opinion that might be rendered on our financial statements or a reportable event, nor did the Company consult with Friedman regarding any disagreements with our prior auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreements, if not resolved to the satisfaction of the prior auditor, would have caused it to make a reference to the subject matter of the disagreements in connection with its reports. The Company obtained a letter from BDO Li Xin Da Hua addressed to the United States Securities and Exchange Commission stating it agrees with the statements presented in the Form 8-K the Company filed on August 11, 2010 and the letter was attached to the Form 8-K as Exhibit 16.1.

On May 20, 2010, the Company dismissed Kabani & Company, Inc. (“Kabani”) as our independent auditors and engaged BDO China Li Xin Da Hua CPA Co., Ltd. (BDO China), an Independent Registered Public Accounting Firm, to serve as our independent auditors. Kabani was dismissed as our independent registered public accounting firm effective on May 20, 2010. Kabani was dismissed as our independent registered public accounting firm effective on May 20, 2010.For the two most recent fiscal years ended December 31, 2009 and 2008, Kabani’s report on the financial statements did not contain any adverse opinions or disclaimers of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. The dismissal of Kabani and engagement of BDO China were approved by our Audit Committee. Kabani and the Company did not have any disagreements with regard to any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure for the audited financials for the fiscal year ended December 31, 2009 and 2008, and subsequent interim period ended March 31, 2010 and through the date of dismissal, which disagreements, if not resolved to the satisfaction of Kabani, would have caused it to make reference to the subject matter of the disagreements in connection with its reports. During the fiscal years ended December 31, 2009 and 2008, and subsequent interim period ended March 31, 2010 and through the date of dismissal, we did not experience any reportable events. Prior to engaging BDO China, we have not consulted BDO China regarding the application of accounting principles to a specified transaction, completed or proposed, the type of audit opinion that might be rendered on our financial statements or a reportable event, nor did us consult with BDO China regarding any disagreements with our prior auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreements, if not resolved to the satisfaction of the prior auditor, would have caused it to make a reference to the subject matter of the disagreements in connection with its reports. We did not have any disagreements with BDO China, and therefore, did not discuss any past disagreements with BDO China. The Company obtained a letter from Kabani addressed to the United States Securities and Exchange Commission stating it agrees with the statements presented in the Form 8-K the Company filed on May 24, 2010 and the letter was attached to the Form 8-K as Exhibit 16.1.

ITEM 9A.  CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (Exchange Act), as of December 31, 2010. Based on this evaluation, our principal executive officer and principal financial officers have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules.

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MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act over the registrant. The Company’s internal control over financial reporting is designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with United State’s generally accepted accounting principles (US GAAP), including those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.  Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on this assessment, Management concluded the Company maintained effective internal control over financial reporting as of December 31, 2010.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting during the quarter ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Additionally, Friedman LLP, an independent registered public accounting firm has issued an attestation report on the Company's internal control over financial reporting as of December 31, 2010. The report is included in Item 8 of this Annual Report on Form 10-K.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10.  DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Our directors, their ages, positions with China Yida, the dates of their initial election or appointment as director are as follows:

Name	Position/Title with China Yida	Age	Other Occupation	Director Since

Minhua Chen	Chairman	54		November, 2007

Yanling Fan	Director	38		November, 2007

Michael Marks	Director Chairman of the Audit Committee	39
* Director of China Housing and Land Development, Inc.
* Director of Shengkai Innovation, Inc.
* Director of Yanglin Soybean, Inc.
* Director of Jiangbo Pharmaceuticals, Inc.
* Director of Funtalk China Holdings Limited
				June, 2009

Chunyu Yin	Director Audit Committee Member	64	CEO of East Prosperity International Advertising Company	June, 2009

Fucai Huang	Director Audit Committee Member	64	Professor at Xiamen University Tourism Department	June, 2009

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For information as to the shares of common stock beneficially owned by each nominee, see the section “Securities Ownership of Certain Beneficial Owners and Management, as to other Board Matters, see the section “Board Information.”

The following are biographical summaries for our nominees for election as directors:

Minhua Chen

Chairman Chen has been the Chief Executive Officer of China Yida Holding, Co. since November 2007.  Chairman Chen is a Director for Fuzhou Hongda Commercial Services Co., Ltd. and the Chairman for Fujian Jintai Tourism Developments Co., Ltd and Anhui Yida Tourism Development Co., Ltd, and is also the Chief Executive Officer of Jiangxi Fenyi Yida Tourism Development Co., Ltd and Jiangxi Zhangshu Yida Toursism Development Co., For the past five years, Chairman Chen has been a part-time professor at the Tourism College of Fujian Normal University and a tutor for postgraduate students.  He is also the vice-president of Fujian Provincial Tourism Institute and vice-president of Fujian Advertisement Association. From 1978 to 1992, he was a news journalist and editor-in-chief of “Fujian Internal Reference,” eventually becoming the head of the journalist station of “Fujian Daily” in Sanming City and general manager of the newspaper “HK-Taiwan Information.”  During that period, he was appointed as chief journalist of Fujian Province to HK, where he was in charge of news and management of the publication.  During these years, several of his works in journalism received national and provincial prizes and were published in books.  He received awards for “Excellent News Journalist” and “Advanced Workers of News Management.”  Since the establishment of New Handsome Joint Group in 1995, he has advocated and practiced the concept of “circulating cultural economy.”  In 2005, he published a scholarly treatise “General Theory of Tourism and Chinese Traditional Culture”, which has been used as the educational material for undergraduates in Tourism College of Fujian Normal University.  In February 2007, he was awarded as one of the “2006 Ten Most Distinguished Persons of Fujian Economic.”  Since 1992, Chairman Chen has worked full-time as Hong Kong Yi Tat’s CEO and has run all the subsidiaries, including the media and tourism businesses. We believe that Mr. Chen’s experience in the media and tourism industry in general and his services as a key executive and/or director of our subsidiaries and other media companies qualify him to serve as a director of the Company.

Yanling Fan

Fan Yanling has served as Chief Operating Officer of the Company since 2001 and a director of the Company since November 2007. Fan Yanling is the Executive Director of Fujian Jiaoguang Media Co., Ltd. and the Chairman for Fuzhou Hongda Commercial Services Co., Ltd. and a Director of Fujian Jintai Tourism Developments Co., Ltd. and is member of the Board of Supervisors of Jiangxi Fenyi Yida Tourism Development Co., Ltd and Jiangxi Zhangshu Yida Toursism Development Co., From 1992 to 1994, Ms. Fan was a journalist and radio anchorwoman for the Voice of Haixia.  From 1995 to 2004, she was the general manager of New Handsome Advertisement Co., Ltd.  Since 2000, she has taken on the following positions: General Manager of New Handsome Joint Group (Fujian), General Manager of Hong Kong Yitat International Investment Co., Ltd, Chairman of Fujian Gold Lake Economy and Trading (Tourism) Development Co., Ltd., Director of Sydney Communication College (Australia), and General Manager of Fujian Education and Broadcasting Media Co., Ltd.  In 2005, she was awarded “Fujian Splendid Women” and “Advanced worker of advertisement industry Fuzhou 2005.” We believe that Ms. Fan’s experience in the media and tourism industry and her current and previous services in various media companies qualify her to serve as a director of the Company.

Michael Marks

Michael Marks has been a director of the Company of the Company since June 2009. Until December 2007 he was a managing director and principal of Sonnenblick Goldman Asia Pacific Limited. Until July 2009, Mr. Marks was the President and Director of Middle Kingdom Alliance Corp., a Special Purpose Acquisition Corporation, which invested in and merged with Pypo Digital Company Limited.  Mr. Marks continues to serve as a director of the board of the newly merged company, Funtalk China Holdings Limited (NASDAQ: FTLK). Mr. Marks is currently audit committee chairman and independent director of Shengkai Innovations, Inc. (NASDAQ: VALV), and Jiangbo Pharmaceuticals, Inc. (NASDAQ: JGBO), and is also independent director and audit committee member of China Housing and Land, Inc. (NASDAQ: CHLN) and Yanglin Soybean, Inc. (OTCBB: YSYB).

Mr. Marks has been involved in over US$2 billion of transactions in China over the past eight years, as a principal, advisor, or investment banker, and has worked closely with international and Chinese institutions.  These include, inter alia , The Carlyle Group, Starwood Capital, Goldman Sachs, Dubai Investment Group, Investec Bank, Standard Bank, Beijing International Trust and Investment Corporation, China Jin Mao Group Company Limited, and Shanghai Investment Group.

In January 2003, Mr. Marks founded the China practice of Sonnenblick Goldman, a New York headquartered investment bank established in 1893, and served as China managing director and regional principal of the firm until December 2007 when the global firm was sold.  In September 2002, Mr. Marks founded the Shanghai office of Horwath Asia Pacific, a management consulting and advisory firm affiliated with Horwath International, a global accounting and advisory firm.  He served as its director and Shanghai representative until December 2005.  From January 1998 to June 1999, Mr. Marks served as a manager of Horwath Asia Pacific in Sydney, Australia.  In March 2001, Mr. Marks founded B2Globe, and served as its chief executive officer until August 2002, when B2Globe was sold.

In June 1999, Mr. Marks joined Metro Education in China and co-founded Metro Corporate Training in Shanghai, and served as the group and company’s chief executive officer until February 2001.  From June 1999 to November 2004, when a controlling interest in Metro Education was sold, Mr. Marks also served as a director.  From January 1995 to January 1998, Mr. Marks worked in the audit, corporate finance and advisory divisions in the Johannesburg, South Africa office of PricewaterhouseCoopers.

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Mr. Marks graduated with a Bachelor of Commerce (Honors) and Masters of Commerce from the University of the Witwatersrand in Johannesburg, South Africa in 1994 and 1997 respectively.  He was also president of the Commerce Students Council and vice-president of the All Faculty Council in 1994.  In 1998 Mr. Marks graduated with a Bachelor of Arts (Psychology) degree from the University of South Africa.  In 1995, Mr. Marks completed his qualifying examinations of the Chartered Institute of Management Accountants in the United Kingdom.  In 1997, Mr. Marks qualified as a Chartered Accountant in South Africa, and in 1999 as a Fellow of the Association of International Accountants in the United Kingdom. Since June 1999 Mr. Marks has lived in Shanghai, China. He speaks fluent Mandarin, French and English.  We believe that Mr. Mark’ s experience as an independent director in Nasdaq/OTCBB listed Chinese companies will provide bring valuable insight to the board  in view of us as a public company subject to the reporting and internal controls requirements of the Securities Exchange Act and Sarbanes Oxley.  Additionally, his professional qualifications as a chartered accountant as well as his experience in finance, corporate governance and development and business operations will also have important impact to the board into our business operations, financing and corporate governance, and therefore qualify him as a director of the Company.

Chunyu Yin

Chunyu Yin has been a director of the Company since June 2009. Ms. Yin has a wealth of experience in China’s advertising and media industry. Between 1984 and 2002, Ms. Yin served as the general manager of China’s first state-owned cosmetics advertising company – Beijing Dabao Advertising Co. During those eighteen (18) years, the company’s annual sales increased from 40 million to 1.5 billion RMB. After she left Beijing Dabao Advertising Co. in 2002, she served as manager in several advertising companies. Currently, she is the Chief Executive Officer of East Prosperity International Advertising Company, and a teaching professor at Beijing Union University Advertising School.

All of the advertising companies in which Ms. Yin served as manager are listed on the Top 100 Advertising Companies List in China. The well-known clients she served, or is currently serving, include Daobao Cosmetics, Haier, Hisense Electric, Ariston Refrigerator, Shanxi Fen Wine, Red Eagle, Furong Wang, Tsingtao Beer, and Yanjing Beer. Ms. Yin has also achieved acknowledgement and recognition in the media industry. She participated in planning, producing and filming many important TV programs and dramas, including “Walk into Taiwan,” “China’s Economic Reports,” “1/2 Hour Economic Report,” “CCTV Young Singer Competition,” “Red Eagle Cinema” on Phoenix Channel, and the TV drama “The Prime Minister Liu Luoguo.”

In addition, Ms. Yin organized several large-scale events for Chinese government’s ministries and commissions and other international organizations: Putian Yanhuang Millennium, Dragon Board World Cup, China’s Trade Marks around the World, 2004 Miss Universe Finale, 2007 Miss Japan International Finale, Hong Kong’s Second International Mahjong Competitions.

Ms. Yin received her bachelor degree in Chinese from People’s University of China in 1979. We believe that Ms. Yin’s experience in the advertising and media industry, her services as key executive in the advertising companies and her recognition in the China media industry qualify her to service as a director of the Company.

Fucai Huang

Fucai Huang has been a director of the Company since June 2009. Mr. Huang, founder of Xiamen University Tourism Department, has served as a full-time professor at Xiamen University for 30 years. Currently, he is also the director of tourism management doctorate program of Xiamen University. Before he was appointed as the director of the doctorate program, he was in charge of the tourism management post-doctorate program and served as doctorate student advisor. Before he joined Xiamen University, between 1989 and 1998, he was the director of Xiamen University Tourism Management Planning and Research Institute, a part time professor at the Tourism Department of Beijing International Studies University, and a consultant to Fujian tourism development.

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Mr. Huang is an expert among China’s tourism academics. Between March 2008 and March 2009, Mr. Huang was appointed by the China National Tourism Bureau to preside over the Open Tourism Market for Mainland Citizens’ Travel to Taiwan and Related Management Issues.  In 2006 and 2007, he was invited by the China National Tourism Bureau and Taiwan Office of CPC Central Committee to represent China’s tourism academics to draft monographs and to participate in Strait Economic Trade Forum. Between 2005 and 2006, Mr. Huang engaged in the planning, research, and modification of display contents of China Fujian-Taiwan Kinship Museum sponsored by the Publicity Department of the CPC Central Committee and Fujian Provincial Committee. China Fujian-Taiwan Kinship Museum became the new tourism landmark of the west coast of Taiwan Strait, and a popular tourist attraction in Quanzhou, Fujian.

Mr. Huang obtained his Bachelor Degree in History from Xiamen University in 1976. We believe that Mr. Huang’s strong academic background in the tourism management and development qualifies him to serve as a director of the Company.

Family Relationship

Minhua Chen and Yanling Fan are husband and wife.

CORPORATE GOVERNANCE - BOARD OF DIRECTORS

Meetings and Certain Committees of the Board

The Board held two (2) meetings during 2010.  In fiscal year 2010, the Audit Committee held two (2)  meetings. Each director attended at least 75% of the Board of Directors and committee meetings of which he was a member during such time as he served as a director.  From time to time, the members of our Board of Directors act by unanimous written consent in accordance with Delaware law.  During the year ended December 31, 2010, our Board of Directors took action by unanimous consent on two (2) occasions.  We do not have a formal policy regarding attendance by members of our Board of Directors at our annual meetings of stockholders, but we encourage all members of our Board of Directors to attend such meetings.

Board Committees

Audit Committee

Our Board of Directors has a standing audit committee which carries out its responsibilities pursuant to the audit committee written charters, which are available on our website at www.yidacn.net .

The Audit Committee, which currently is comprised of Michael Marks, Chunyu Yin, and Fucai Huang, met two (2) times during 2010.  Each member of the Audit Committee is independent, as defined in the listing standards of The NASDAQ Stock Market, Inc. (“Nasdaq”).  The Audit Committee assists the Board in overseeing (i) our accounting and financial reporting processes and principles, (ii) our disclosure controls and procedures and internal control over financial reporting designed to promote compliance with generally accepted accounting principles and applicable laws and regulations, (iii) the preparation, presentation and integrity of our financial statements, and (iv) the administration of an audit of our annual financial statements by our independent auditor in accordance with generally accepted accounting standards.  The Board has determined that Mr. Michael Marks qualifies as an Audit Committee Financial Expert under applicable rules of the Commission and satisfies the financial literacy and experience requirements under the applicable Nasdaq standards.

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Nominating and Compensation Committees

The Company does not have a nominating or compensation committee.  In 2009, the Board of Directors of the Company approved the adoption of the procedures for the selection of director nominees.  Pursuant to NASDAQ Rule 5605(e)(1), a majority of the independent directors shall recommend and select the director nominees.  Each of our directors participates in the consideration of director nominees.  In 2009, the Board of Directors of the Company also approved the adoption of the independent director oversight of Executive Officer compensation.  Pursuant to NASDAQ Rule 5605(d), all matters regarding executive officer compensation shall be submitted for approval or recommendation by a majority of the independent directors.  Our independent directors are Michael Marks, Chunyu Yin and Fucai Huang.

Independence of the Board of Directors

Our Board of Directors is currently composed of five (5) members. Michael Marks, Fucai Huang and Chunyu Yin qualify as independent directors in accordance with the published listing requirements of the Nasdaq Capital Market. The Nasdaq independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as further required by Nasdaq rules, our Board of Directors has made an affirmative determination as to each independent director that no relationships exist which, in the opinion of our Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities as they may relate to us and our management. Our directors hold office until their successors have been elected and qualified or their earlier death, resignation or removal.

The Board’s Role in Risk Management

The Board oversees that the assets of the Company are properly safeguarded, that the appropriate financial and other controls are maintained, and that the Company’s business is conducted wisely and in compliance with applicable laws and regulations and proper governance. Included in these responsibilities is the Board of Director’s oversight of the various risks facing the Company. In this regard, the Board seeks to understand and oversee critical business risks. The Board does not view risk in isolation. Risks are considered in virtually every business decision and as part of the Company’s business strategy. The Board recognizes that it is neither possible nor prudent to eliminate all risk. Indeed, purposeful and appropriate risk-taking is essential for the Company to be competitive in its industry.

Effective risk oversight is an important priority of the Board.  The Board has implemented a risk governance framework to:

	Understand critical risks in the Company’s business and strategy;
	Allocate responsibilities for risk oversight among the full Board;
	Evaluate the Company’s risk management process and see they are functioning adequately;
	Facilitate open communication between management and directors; and
	Foster an appropriate culture of integrity and risk awareness.

While the Board oversees risk management, Company’s management is charged with managing risk. The Company has robust internal processes and a strong internal control environment to identify and manage risks and to communicate with the Board. The Board and the Audit Committee monitor and evaluate the effectiveness of the internal controls and the risk management program at least annually. Management communicates routinely with the Board, the Audit Committee and individual Directors on the significant risks identified and how they are being managed. Directors are free to communicate directly with senior management.

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The Audit Committee plays significant role in overseeing risks related to the Company’s financial statements, the financial reporting process, accounting and legal matters. The Audit Committee oversees the internal audit function and the Company’s ethics program, including the Code of Conduct. The Audit Committee members meet separately with the Company’s financial controller and representatives of the independent auditing firm.

Vote Required and Board of Directors’ Recommendation

Assuming a quorum is present, the affirmative vote of a plurality of the votes cast at the Meeting, either in person or by proxy, is required for the election of a director. For purposes of the election of directors, abstentions and broker non-votes will have no effect on the result of the vote.

Board Leadership Structure and Risk Oversight

Our Chairman of the Board is also our Chief Executive Officer and President. We believe that by having this combined position, our Chief Executive Officer/Chairman serves as a bridge between management and the Board, ensuring that both act with a common purpose, and that the combined position facilitates our focus on both long- and short- term strategies.  Further, we believe that the advantages of having a Chief Executive Officer/Chairman with extensive knowledge of our company outweigh potential disadvantages.  Additionally, because three (3) of our five (5) current Board members have been deemed to be independent by our Board, we believe our board structure provides sufficient independent oversight of our management.  We do not have a lead independent director.

We administer our risk oversight function through our Audit Committee as well as through our Board as a whole. Our Audit Committee is empowered to appoint and oversee our independent registered public accounting firm, monitor the integrity of our financial reporting processes and systems of internal controls and provide an avenue of communication among our independent auditors, management, our internal auditing department and our Board.

Stockholder Communications

The Board welcomes communications from our stockholders, and maintains a process for stockholders to communicate with the Board. Stockholders who wish to communicate with the Board may send a letter to Minhua Chen, the Chairman of the Board of Directors, at28/F Yifa Building, No. 111 Wusi Road, Fuzhou, Fujian, P. R. China, 350003. The mailing envelope must contain a clear notation indicating that the enclosed letter is a “Stockholder-Board Communication.” All such letters should identify the author as a security holder. All such letters will be reviewed by Mr. Chen and submitted to the entire Board no later than the next regularly scheduled Board meeting.

Annual Meetings

We have no policy with respect to director attendance at annual meetings but we encourage every director and executive officer to attend our annual meetings. Our directors Minhua Chen, Yanling Fan and Michael Marks attended last year’s annual meeting.

Retirement, Post-Termination and Change in Control

We have no retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but our Board may recommend adoption of one or more such programs in the future.

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In the event of a Change in Control (as defined below) of the Company, and except as otherwise set forth in the applicable Award agreement, all unvested portions of Awards shall vest immediately.  Awards, whether or not then vested, shall be continued, assumed, or have new rights as determined by a committee of the board of directors designated to administer the Incentive Plan (the “Committee”), and restrictions to which any shares of restricted stock or any other Award granted prior to the change in control are subject shall not lapse.  Awards shall, where appropriate at the discretion of the Committee, receive the same distribution of the Company’s common stock on such terms as determined by the Committee.  Upon a change in control, the Committee may also provide for the purchase of any Awards for an amount of cash per share of common stock issuable under the Award equal to the excess of the highest price per share of the Company’s common stock paid in any transaction related to a change in control of the Company over the exercise price of such Award.

A "Change in Control" shall mean the occurrence of any of the following events:

i.
Approval by stockholders of the company of (a) any consolidation or merger of the company in which the company is not the continuing or surviving corporation or pursuant to which shares of stock of the company would be converted into cash, securities or other property, other than a consolidation or merger of the company in which holders of its common stock immediately prior to the consolidation or merger have substantially the same proportionate ownership of common stock of the surviving corporation immediately after the consolidation or merger as immediately before, or (b) a sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets of the company;

ii.
either (A) receipt by the company of a report on schedule 13D, or an amendment to such a report, filed with the Securities and Exchange Commission ("SEC") pursuant to section 13(d) of the Securities Exchange Act of 1934 (the "1934 Act") disclosing that any person, group, corporation or other entity (a "Person") is the beneficial owner, directly or indirectly, of 20% or more of the outstanding stock of the company or (B) actual knowledge by the company of facts, on the basis of which any person is required to file such a report on schedule 13D, or an amendment to such a report, with the SEC (or would be required to file such a report or amendment upon the lapse of the applicable period of time Specified in Section 13(d) Of the 1934 Act) disclosing that such a person is the beneficial owner, directly or indirectly, of 20% or more of the outstanding stock of the company;

iii.
purchase by any person (as defined in section 13 (d) of the 1934 act), corporation or other entity, other than the company or a wholly owned subsidiary of the company, of shares pursuant to a tender or exchange offer, to acquire any stock of the company (or securities convertible into stock) for cash, securities or any other consideration provided that, after consummation of the offer, such person, group, corporation or other entity is the beneficial owner (as defined in rule 13d-3 under And 1934 Act), directly or indirectly, Of 20% or More of the Outstanding Stock of the Company (calculated as provided in paragraph (d) of Rule 13d-3 under the 1934 act in the case of rights to acquire stock); or

iv.
the Company combines with another company and is the surviving corporation but, immediately after the combination, the shareholders of the company immediately prior to the combination do not hold, directly or indirectly, more than 50% of the Voting Stock of the combined company (there being excluded from the number of shares held by such shareholders, but not from the Voting Stock of the combined company, any shares received by affiliates (as defined in the rules of the Securities and Exchange Commission) of such other company in exchange for stock of such other company).

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EXECUTIVE OFFICERS

General

Certain information concerning our executive officers as of the date of this proxy statement is set forth below. Officers are elected annually by the Board and serve at the discretion of the Board.

Executive Officers	Position/Title	Age
Minhua Chen	Chief Executive Officer and President	54
Yanling Fan	Chief Operating Officer	38
George Wung	Chief Financial Officer	36
Wei Zhang	Vice President of Investor Relations	31
Yongxin Lin	Financial Controller	40

The following are the biographical summaries of George Wung, Wei Zhang and Yongxin Lin.

George Wung

Mr. Wung has served as our Chief Financial Officer since January 2009. Between October 2005 and January 2009, Mr. Wung served as the managing director of Etech Securities Inc., supervising a team of ten individuals that deliver a variety of financial services to clients. Mr. Wung’s responsibilities at Etech Securities included directing client relationships, expanding the firm’s customer base, and building up ties with various government agencies. Between January 2004 and October 2005, Mr. Wung was the director of the Prosperity Financial Group in California, where he was responsible for conducting equity research and analysis covering fundamental, quantitative and technical research for asset management, collecting date and conducting statistical analysis on individual securities or industry groups, developing quantitative decision-making models, and analyzing the macro-economic trends. Between February 2002 and December 2003, he was the Senior Vice President of the Global American Investments, Inc. where he was responsible for collecting date and conducting statistical analysis on specific securities or industry groups, developing qualitative decision-making models, making buy, sell and hold recommendation calls on equities. Mr. Wung received his B.A. in Finance from California State University, Fullerton in 2000. He holds the Series 7 Certificate in General Securities Representative, and Series 63 Certificate in State Securities law.

Wei Zhang

Mr. Zhang has served as our Vice President of Investor Relations since January 2009. He is knowledgeable about Chinese accounting principals and financial market regulations in China as well as US GAAP. Before he joined us, he has been the Senior Vice President of Etech Securities Inc. As the Senior Vice President, he led an execution team for two clients in connection with private placements and acquisitions. Before that, Mr. Zhang was the Project Manager of Etech Securities Inc. and he advised four clients in connection with equity financing transactions. He was also the Assistant CEO of Fujian Jingxie Real Estate Development Co. Mr. Zhang received his Bachelor of Art degree in Economics from University of California in 2004.

Yongxin Lin

Mr. Lin has served as our Financial Controller since October 2003. He has extensive financial experience working at large-scale enterprises in Fujian province. Previously, Mr. Lin served as the Chief Financial Director at Fujian Furi Group Co., Ltd, and was also an accountant for China Fujian International Economic and Technological Cooperation Company. Mr. Lin is a Certified Public Accountant in China, and is a professional member of the CICPA. He received his Bachelor of Art degree in Accounting in 1994.

INDEX

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities (“10% Stockholders”), to file with the Commission initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and 10% Stockholders are required by Commission regulation to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of the copies of such reports received by us, we believe that for the fiscal year ended December 31, 2010, all Section 16(a) filing requirements applicable to our officers, directors and 10% Stockholders were complied with.

Code of Ethics

We have adopted a code of business conduct and ethics for our directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer.  In addition, we have adopted a supplemental code of ethics for our financial executives and all employees in our accounting department.  The text of our codes is posted on our Internet website at www.yidacn.net .  We intend to disclose any changes in or waivers from our codes of ethics that are required to be publicly disclosed by posting such information on our website or by filing with the Commission a Current Report on Form 8-K.

Involvement in Certain Legal Proceedings

During the past ten (10) years, none of the directors or executive officers has been involved in any legal proceedings that are material to the evaluation of their ability or integrity.

ITEM 11.  EXECUTIVE COMPENSATION

Overall Objectives of the Executive Compensation Program

The Company’s executive compensation program is designed to help the Company attract, motivate and retain high quality executives, enhance individual executive performance, align incentives with the Company’s business operations most directly impacted by each executive’s performance and increase stockholder value.

Toward that end, the Company’s executive compensation program attempts to provide:

●	levels of compensation that are competitive with those provided in various markets in which the Comapny competes for its executive resources;

●	incentive compensation that varies in a manner consistent with the financial performance of the Company;

●	incentive compensation that effectively rewards corporate and individual performance; and

●	a mix of short and long-term incentive compensation that is based upon performance and aligns the executive’s compensation with stockholder value.

INDEX

In designing and administering its executive compensation program, the Company attempts to maintain an appropriate balance among these various objectives, each of which is discussed in greater detail below.

Summary of Executive Compensation

Compensation of Directors

Directors who also serve as employees of the Company do not receive payment for services as directors. The independent directors of the Board of Directors are responsible for reviewing and making decisions regarding all matters pertaining to fees and retainers paid to Directors of the Board. The independent directors may engage consultants or advisors in connection with their compensation review and analysis. The independent directors did not engage any consultants in 2010.

In making non-employee Director’s compensation decisions, the independent directors take various factors into consideration, including, but not limited to, the responsibilities of Directors generally, as well as committee chairs, and the forms of compensation paid to directors by comparable corporations.

The following table sets forth information concerning cash and non-cash compensation paid by the Company to its directors during the last fiscal year ended December 31, 2010.

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)	Option Awards ($)		Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Minhua Chen	0		—	—		—	—	—	0
Yangling Fan	0		—	—		—	—	—	0
Chunyu Ying	7,200	(1)	—	—		—	—	—	7,200
Fucai Huang	7,200	(1)	—	—		—	—	—	7,200
Michael Marks	38,530	(1)	—	—	(2)	—	—	—	38,530

(1) For their capacity serving as independent directors of the Company.
(2) Mr. Marks was also granted 45,000 shares of common stock issuable upon exercise of vested stock options and additional 15,000 shares of common stock to be vested on June 10, 2011, pursuant to a non-qualified stock option agreements dated June 10, 2009 and March 17, 2011.

The directors will also be reimbursed for all of their out-of-pocket expenses in traveling to and attending meetings of the Board of Directors and committees on which they serve.

INDEX

Compensation of Officers

The following table sets forth information concerning cash and non-cash compensation paid by the Company to its Chief Executive Officer and Chief Financial Officer, and other named executive officers for each of the two fiscal years ended December 31, 2010 and December 31, 2009.

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)		Bonus ($)	Stock Awards ($)	Option Awards ($)		Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Minhua Chen	December 31, 2010	18,400	(1)		0	0		0	0	400	(1)	18,800
Chief Executive Officer,	December 31, 2009	0		0	0	0		0	0	0		0
President and Chairman of the Board

Yanling Fan	December 31, 2010	15,920	(2)		0	0		0	0	400	(2)	16,320
Chief Operating Officer	December 31, 2009	0		0	0	0		0	0	0		0

George Wung	December 31, 2010	54,000		0	0	146,250	(3)	0	0	0		200,250
Chief Financial Officer	December 31, 2009	54,000		0	0	0		0	0	0		54,000

Wei Zhang	December 31, 2010	50,000		0	0	146,250	(4)	0	0	0		196,250
VP of Investor Relations	December 31, 2009	50,000		0	0	0		0	0	0		50,000

(1)	Mr. Chen started to receive a salary of $4,600 per month from the Company in September 2010. Mr. Chen also receives a $100 per month as lunch reimbursement commencing in September 2010.

(2)	Ms. Fan started to receive a salary of $3,980 per month from the Company in September 2010. Ms. Fan also receives a $100 per month as lunch reimbursement commencing in September 2010.

(3)
Valued at market price of $9.75 per share as of January 21, 2011. Represents 15,000 shares of common stock issuable upon exercise of vested stock options, which were granted to Mr. George Wung pursuant to a non-qualified stock option agreement dated January 21, 2010. There is an additional 20,000 shares of common stock options to be vested on January 21 of each year of 2012, 2013 and 2014.

(4)
Valued at market price of $9.75 per share as of January 21, 2011. Represents 15,000 shares of common stock issuable upon exercise of vested stock options, which were granted to Mr. Wei Zhang pursuant to a non-qualified stock option agreement dated January 21, 2010. There is an additional 20,000 shares of common stock options to be vested on January 21 of each year of 2012, 2013 and 2014.

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Narrative Disclosure to the Summary Compensation Table

Employment Agreements

We entered into an employment agreement with Mr. George Wung on January 12, 2009 pursuant to which, Mr. Wung will serve as Chief Financial Officer of the Company for a term of five years. During the first three years of the employment period, Mr. Wung shall be entitled to $54,000 per year, which will be subject to upward adjustments based upon the Chief Executive Officer’s periodic performance review. In addition to the foregoing base salary, Mr. Wung shall be eligible for an annual bonus at the end of each fiscal year end based upon the result of the annual performance review. In addition, subject to the approval of the Board of Directors, Mr. Wung shall also receive certain stock options.

We did not enter into any new employment agreements with any of our executives for the fiscal year ended December 31, 2010.

Outstanding Equity Awards at Fiscal Year-End.

At December 31, 2010, our director Michael Marks had 30,000 vested non-qualified stock options of the Company.

Option Exercises and Stock Vested

Our executives did not exercise any stock options.

Our independent director Michael Marks holds vested stock options to purchase a total 30,000 shares of common stock. Options to purchase 15,000 shares of the Company’s common stock vested on December 10, 2009 and became exercisable at $14.84 per share, which will expire on December 10, 2019. Options to purchase 15,000 shares of the Company’s common stock vested on June 10, 2010 and became exercisable at $13.67 per share, which will expire on June 10, 2020.

Pension Benefits

We do not provide our named executive officers a defined benefit plan in connection with their retirement.

Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans

We do not provide our named executive officers any compensation pursuant to a nonqualified plan.

Severance and Change of Control Agreements

We do not have any agreements or arrangements providing for payments to an executive officer in connection with any termination of the officer's employment or change of control of our Company.

2009 Equity Incentive Plan

On August 10, 2009, with the written consent of our majority stockholders, our Board of Directors adopted the Company’s 2009 Equity Incentive Plan (the “Incentive Plan”) The Incentive Plan gives us the ability to grant stock options, restricted stock, stock appreciation rights (SARs), and other stock-based awards (collectively, “Awards”) to employees or consultants of the Company or of any subsidiary of the Company and to non-employee members of our advisory board or our Board of Directors or the board of directors of any of our subsidiaries. Our Board of Directors believes that adoption of the Incentive Plan is in the best interests of our company and our stockholders because the ability to grant stock options and make other stock-based awards under the Incentive Plan is an important factor in attracting, stimulating and retaining qualified and distinguished personnel with proven ability and vision to serve as employees, officers, consultants or members of the Board of Directors or advisory board of our company and our subsidiaries, and to chart our course towards continued growth and financial success. Therefore, our Board of Directors believes the Incentive Plan will be a key component of our compensation program.

As of April 29, 2011, 790,000 shares of our common stock remained available for future grants under the Incentive Plan.

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ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth, as of April 29, 2011, the names, addresses and number of shares of our common stock beneficially owned by all persons known to us to be beneficial owners of more than 5% of the outstanding shares of our common stock, and the names and number of shares beneficially owned by each of our directors and executive officers, and all of our executive officers and directors as a group (except as indicated, each beneficial owner listed exercises sole voting power and sole dispositive power over the shares beneficially owned).  As of April 29, 2011, we had a total of 19,551,785 shares of common stock outstanding.

Name and Address of Beneficial Owner (1)	Number of Shares and Nature of Beneficial Ownership(1)	Percent of Common Stock Outstanding
Minhua Chen c/o China Yida Holding, Co. 28/F Yifa Building No. 111 Wusi Road Fuzhou, Fujian The People’s Republic of China	5,611,978	28.70%

Yanling Fan c/o China Yida Holding, Co. 28/F Yifa Building No. 111 Wusi Road Fuzhou, Fujian The People’s Republic of China	5,611,978	28.70%

Chunyu Ying c/o China Yida Holding, Co. 28/F Yifa Building No. 111 Wusi Road Fuzhou, Fujian The People’s Republic of China	0	--

Fucai Huang c/o China Yida Holding, Co. 28/F Yifa Building No. 111 Wusi Road Fuzhou, Fujian The People’s Republic of China	0	--

Michael Marks 35226 CITIC Square 1168 Nanjing Road West Shanghai 200041	60,000(2)	*

George Wung c/o China Yida Holding, Co. 28/F Yifa Building No. 111 Wusi Road Fuzhou, Fujian The People’s Republic of China	15,000(3)	*

Wei Zhang c/o China Yida Holding, Co. 28/F Yifa Building No. 111 Wusi Road Fuzhou, Fujian The People’s Republic of China	15,000(4)	*

Yongxin Lin c/o China Yida Holding, Co. 28/F Yifa Building No. 111 Wusi Road Fuzhou, Fujian The People’s Republic of China	0	--

Pope Investment II, LLC(5) 5100 Poplar Avenue, Suite 805 Memphis, Tennessee 38137	1,880,000(6)	9.6%

All directors and executive officers as a group (5 persons)	11,313,956	57.9%

* less than 1%.

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(1)
A person is considered to beneficially own any shares: (i) over which such person, directly or indirectly, exercises sole or shared voting or investment power, or (ii) of which such person has the right to acquire beneficial ownership at any time within 60 days (such as through exercise of stock options or warrants). Unless otherwise indicated, voting and investment power relating to the shares shown in the table for our directors and executive officers is exercised solely by the beneficial owner or shared by the owner and the owner’s spouse or children.

(2)
Represents the 45,000 shares of common stock issuable upon exercise of vested stock options and additional 15,000 shares of common stock to be vested on June 10, 2011, which were granted to Mr. Michael Marks pursuant to a non-qualified stock option agreements dated June 10, 2009 and March 17, 2011.

(3)
Represents the 15,000 shares of common stock issuable upon exercise of vested stock options, which were granted to Mr. George Wung pursuant to a non-qualified stock option agreement dated January 21, 2010. There is an additional 20,000 shares of common stock options to be vested on January 21 of each year of 2012, 2013 and 2014.

(4)
Represents the 15,000 shares of common stock issuable upon exercise of vested stock options, which were granted to Mr. Wei Zhang pursuant to a non-qualified stock option agreement dated January 21, 2010. There is an additional 20,000 shares of common stock options to be vested on January 21 of each year of 2012, 2013 and 2014.

(5)	William P. Wells is the managing member of Pope Investment II, LLC, acting alone, has voting and dispositive power over the shares beneficially owned by Pope Investment II, LLC.
(6)	Beneficial ownership of 1,880,000 shares is based on a Form 4 filed with the SEC by Pope Investment II, LLC on October 26, 2010.

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Other than described below, to the best of our knowledge, there were no other related transactions with related persons in the fiscal year ended December 31, 2010:

Rental Expense

The Company incurred rental expenses of $96,500 and $55,951 for the years ended December 31, 2010 and 2009, respectively and which included $8,851 and $8,771, respectively, paid to Xin Hengji Holding Company Limited , a related party. The controlling shareholder of Fujian Xin Hengji Advertising Co., Ltd. is Fujian Xin Hengji Investment Co., Ltd.   Fujian Xin Hengji Co., Ltd. ’s shareholders are our chairman and director, Mr. Chen Minhua and Ms. Fan Yanling. [ Comment: What is the relationship between these four companies? ]

INDEX

Television Contract

There was a contract in force for the period of August 1, 2003 to July 31, 2010 between a related party Xin Hengji Holding Company Limited (“XHJ”) and a Television ("TV") Station (Owned by The Chinese Government) that provided for prepaid airtime to be purchased and utilized by the related party in return for payment of RMB 5,000,000 and purchase of suitable programming for the station in the amount of an additional RMB 5,000,000 (Educational Programming). XHJ is 80% owned by a shareholder of the Company and 20% owned by the shareholder’s mother.

 XHJ assigned the rights of the above contract to the Company to manage the commercial air time of the TV station. XHJ was responsible for paying RMB 5,000,000 to purchase the TV programs and entitled to revenue other than the commercial revenue and the Company was responsible for paying the air time of RMB 5,000,000. It also stated that if the Company helped XHJ to purchase the TV programs and if paid equaling or more than RMB 5,000,000 then the Company did not have to pay RMB 5,000,000 for air time anymore. The amount paid over the air time of RMB 5,000,000 by the Company was the Company’s advertising costs incurred and charged as cost of sales against specific airtime segments and this will not be reimbursed by XHJ.  The above agreement expired on July 31, 2010 without renewal.

The revenue from FETV media business in 2010 was about $31 million and the cost associated with purchasing the programs was RMB 5 million. There is no need to pay the contract fees to XHJ. XHJ pays RMB 5 million to the FETV each year and has no income from the FETV business but some kinds of income from other businesses, unrelated to the listed company.
Procedures for Approval of Related Party Transactions

Our policy is that our Board of Directors is charged with reviewing and approving all potential related party transactions.  All such related party transactions are then required to be reported under applicable SEC rules. Otherwise, we have not adopted procedures for review of, or standards for approval of, these transactions, but instead review such transactions on a case-by-case basis.

A “Related Person” means:

	any person who is, or at any time during the applicable period, was, a Director of the Company or a nominee for Director or an Executive Officer;
	any person who is known to the Company to be the beneficial owner of more than 5% of the Common Stock;

any immediate family member of any of the foregoing person, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brothe-in-la, or sister-in-law of the Director, nominee for Director, Executive Officer or more than 5% beneficial owner of the Common Stock, and any person) other than a tenant or employee) sharing the household of such Director, nominee for Director, Executive Officer or more than 5% beneficial owner of the Common Stock; and


any firm, cooperation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

INDEX

Related Person Transactions Involving Directors

In general, the Company will enter into a ratify Related Party Transactions only when the Board of Directors determined that the Related Person Transaction is reasonable and fair to the Company.

When a new Related Person Transaction is identified, it is brought to the Committee on Directors and Corporate Governance to determine if the proposed transaction is reasonable and fair to the Company. The Board considers, among other things, the evaluation of the transaction by employees directly involved and the recommendation of the Chief Executive Officer.

Identifying possible Related Person Transactions involves the following procedures in addition to the completion and review of the customary Directors’ Questionnaires.

The Company annually requests each Director to verify and update the following information:

	a list of entities where the Director is an employee, director or executive officer;
	each entity where any immediate family member of a Director is an executive officer;

each firm, corporation or other entity in which the Director or an immediate family member is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest; and

	each charitable or non-profit organization where the Director or an immediately family member is an employee, executive officer, director or trustee.

A nominee for Director also is required to provide the Company with the foregoing information.

Related Person Transaction Involving Executive Officers

Likewise, each Executive Officer is required to complete an Executive Officers’ Questionnaire annually. In addition, any Related Person Transaction involving an Executive Officer must be preapproved by the Chief Executive Officer. Any such transaction involving the Chief Financial Officer must be submitted to the Audit Committee for approval.

Verification Process

When the Company receives the requested information, the Company compiles a list of all such persons and entities, including all subsidiaries of the entities identified. The Office of the Secretary reviews the updated list and expands the list if necessary, based upon a review of SEC filings, Internet searches and applicable websites. After the list has been reviewed and updated, it is distributed within the Company to identify potential transactions.

All ongoing transactions, along with payment and receipt information, are complied for each person and entity. The information is reviewed and relevant information is presented to the Board or the Audit Committee, as the case may be, in order to obtain approval or ratification of the transactions and to review in connection with its recommendations to the Board on the independence determinations of each Director.

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ITEM 14.  PRINCIPAL ACCOUNTING FEES AND SERVICES

Friedman LLP served as our independent auditors for the year ended December 31, 2010. The Audit Committee pre-approves all services performed by our principal auditor. We anticipate that a representative of Friedman LLP will be available at the annual meeting to answer appropriate questions from our shareholders and the Audit Committee related to the audited and reviewed financial statements in 2010.  At the annual meeting our auditor will have the opportunity to make a statement if they do desire and a representative is expected to be available to respond to questions.

Kabani & Company, Inc. served as our independent auditors for the years ended December 31, 2009 and 2008. The Audit Committee pre-approves all services performed by our principal auditor.

Change of Accountant

On August 8, 2010, the Company accepted the resignation of BDO China Li Xin Da Hua CPA Co., Ltd (“BDO Li Xin Da Hua”), ceasing to act as our independent auditors and, on August 9, 2010 we engaged Friedman LLP (“Friedman”), an Independent Registered Public Accounting Firm, to serve as our independent auditors. The engagement of Friedman LLP was approved by our Audit Committee on August 9, 2010. BDO Li Xin Da Hua was appointed as our independent auditors on May 20, 2010.  BDO Li Xin Da Hua did not issue any audit report on our financial statements from the appointment date of May 20, 2010 to the date of resignation, August 8, 2010. The Company and BDO Li Xin Da Hua did not have any disagreements with regard to any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure for the audited financials from the date of engagement, May 20, 2010, through the date of resignation, August 8, 2010, which disagreements, if not resolved to the satisfaction of BDO Li Xin Da Hua, would have caused it to make reference to the subject matter of the disagreements in connection with its reports.  However, as noted, BDO Li Xin Da Hua did not audit any financial statements prior to its resignation. During the period from May 20, 2010 to the date of resignation, the Company did not experience any reportable events as set forth in Item 304(a)(1)(v) of Regulation S-K except that BDO Li Xin Da Hua identified that the Company lacks a good system of internal controls, such as inadequate documentation for certain transactions and lack of competent and well trained personnel to furnish US GAAP based reporting documents to be filed. Prior to engaging Friedman, the Company has not consulted Friedman regarding the application of accounting principles to a specified transaction, completed or proposed, the type of audit opinion that might be rendered on our financial statements or a reportable event, nor did the Company consult with Friedman regarding any disagreements with our prior auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreements, if not resolved to the satisfaction of the prior auditor, would have caused it to make a reference to the subject matter of the disagreements in connection with its reports. The Company obtained a letter from BDO Li Xin Da Hua addressed to the United States Securities and Exchange Commission stating it agrees with the statements presented in the Form 8-K the Company filed on August 11, 2010 and the letter was attached to the Form 8-K as Exhibit 16.1.

On May 20, 2010, the Company dismissed Kabani & Company, Inc. (“Kabani”) as our independent auditors and engaged BDO China Li Xin Da Hua CPA Co., Ltd. (BDO China), an Independent Registered Public Accounting Firm, to serve as our independent auditors. Kabani was dismissed as our independent registered public accounting firm effective on May 20, 2010. Kabani was dismissed as our independent registered public accounting firm effective on May 20, 2010.For the two most recent fiscal years ended December 31, 2009 and 2008, Kabani’s report on the financial statements did not contain any adverse opinions or disclaimers of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. The dismissal of Kabani and engagement of BDO China were approved by our Audit Committee. Kabani and the Company did not have any disagreements with regard to any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure for the audited financials for the fiscal year ended December 31, 2009 and 2008, and subsequent interim period ended March 31, 2010 and through the date of dismissal, which disagreements, if not resolved to the satisfaction of Kabani, would have caused it to make reference to the subject matter of the disagreements in connection with its reports. During the fiscal years ended December 31, 2009 and 2008, and subsequent interim period ended March 31, 2010 and through the date of dismissal, we did not experience any reportable events. Prior to engaging BDO China, we have not consulted BDO China regarding the application of accounting principles to a specified transaction, completed or proposed, the type of audit opinion that might be rendered on our financial statements or a reportable event, nor did us consult with BDO China regarding any disagreements with our prior auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreements, if not resolved to the satisfaction of the prior auditor, would have caused it to make a reference to the subject matter of the disagreements in connection with its reports. We did not have any disagreements with BDO China, and therefore, did not discuss any past disagreements with BDO China. The Company obtained a letter from Kabani addressed to the United States Securities and Exchange Commission stating it agrees with the statements presented in the Form 8-K the Company filed on May 24, 2010 and the letter was attached to the Form 8-K as Exhibit 16.1.

INDEX

Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees

Service Provided	Fiscal 2010	Fiscal 2009
Audit Fees
Annual Audit	$190,000	$119,000
Audit Related Fees
Assurances and Related Sources	0	0
Tax Fees	0	0
Tax Services
	0	0
All Other Fees
Fees for other services	0	8,500
Total Fees	$190,000	$127,000

Pre-Approval Policies and Procedures

The Audit Committee has the sole authority to appoint or replace our independent auditor. Our Audit Committee is directly responsible for the compensation and oversight of the work of our independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. Our independent auditor is engaged by, and reports directly to, our Audit Committee.

Our Audit Committee pre-approves all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for us by our independent auditor, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act, all of which are approved by our Board prior to the completion of the audit.  Our Audit Committee has complied with the procedures set forth above and all services reported above were approved in accordance with such procedures.

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PART IV

ITEM 15.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) Documents filed as part of this Annual Report

1. Financial Statements

2. Financial Statement Schedules

3. Exhibits

Exhibit No.	Title of Document

3.1	Articles of Incorporation and all Amendments thereto

3.2	Amended and Restated By-Laws dated

10.1	Consulting Services Agreement between Hong Kong Yi Tat and Fujian Jiaoguang dated Media Co. dated December 30, 2004

10.2	Operating Agreement between Hong Kong Yi Tat and Fujian Jiaoguang dated Media Co. dated December 30, 2004

10.3	Proxy Agreement between Hong Kong Yi Tat and Fujian Jiaoguang dated Media Co. dated December 30, 2004

10.4	Option Agreement between Hong Kong Yi Tat and Fujian Jiaoguang dated Media Co. dated December 30, 2004

10.5	Equity Pledge Agreement between Hong Kong Yi Tat and Fujian Jiaoguang dated Media Co. dated December 30, 2004

10.6	The Fujian Education Television Channel Project Management Agreement dated August 1, 2010

10.7	Six-Year Exclusive Agreement with China Railway Media Center dated February 2009

10.8	Tourism Management Revenue Sharing Agreement with Taining government to operate Great Golden Lake from 2001 to 2032 dated 2001

10.9	Tourist Destination Cooperative Development Agreement with Yongtai County Government dated November 2008

10.10	Tourist Resources Development Agreement with Hua’an County Government dated December 2008

10.11	Emperor Ming Taizu Cultural and Ecological Resort and Tourist Project Finance Agreement dated April 15, 2010 with Anhui Province Bengbu Municipal Government

10.12	China Yang-sheng (Nourishing Life) Tourism Project Finance Agreement dated April 2010 with Jianxi Province Zhangshu Municipal Government

10.13	Agreement with Jianxi Province People’s Government of Fenyi County dated June 1, 2010

10.14	Lease Agreement for our principal offices located at 28/F, Yifa Building, No.111, Wusi Road, Fuzhou, Fujian Province, PRC.

10.15	Lease Agreement for our office located at 20955 Pathfinder Rd., #200-2, Diamond Bar, CA 91765.

10.16
Agreement with Government for ownership of approximately 790 acres and land use rights (no ownership) of approximately 1,236 acres for our Yang-sheng Paradise, Yunding Park, Ming Dynasty Entertainment World and City of Caves destinations.

14.1	Code of Ethics

31.1	Certification of Chen Minhua pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of George Wung pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chen Minhua pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of George Wung pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA YIDA HOLDING, CO.

Date: November 22 , 2011	By:	/s/Minhua Chen
Minhua Chen Chief Executive Officer (Principal Executive Officer)

	By:	/s/George Wung
George Wung
Chief Financial Officer ( Principal Accounting Officer )

Pursuant to the requirements of the Securities Act of 1934 , this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/Minhua Chen	Chief Executive Officer (Principal Executive	November 22, 2011
Minhua Chen	Officer), President and Director

/s/George Wung	Chief Financial Officer	November 22 , 2011
George Wung	(Principal Financial Officer; Principal
Accounting Officer)

/s/Yanling Fan	Director	November 22 , 2011
Yanling Fan

/s/Michael Marks	Director	November 22 , 2011
Michael Marks

/s/Fucai Huang	Director	November 22 , 2011
Fucai Huang

/s/Chunyu Yin	Director	November 22 , 2011
Chunyu Yin